Registration No. 333-169486

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

Amendment No. 4 to
FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

ASIA GREEN AGRICULTURE CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	0100	26-2809270
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

Shuinan Industrial Area, Songxi County, Fujian Province 353500, China
Telephone: (86) 0599-2335520

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies to:
James A. Mercer III, Esq.	Don Williams, Esq.
Sheppard Mullin Richter & Hampton LLP	Leenan Yan, Esq.
12275 El Camino Real, Suite 200	Jingyuan “Christine” Sun, Esq.
San Diego, California 92130	Sheppard Mullin Richter & Hampton LLP
(858) 720-7469	1717 West Nanjing Road, Suite 2601
Shanghai 200040, China
86 (21) 2321-6036

(Names, addresses and telephone numbers of agents for service)
__________________

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]		Accelerated filer [ ]
Non-accelerated filer [ ]	(Do not check if smaller reporting company)	Smaller reporting company [X]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to completion, dated February 22 , 2011

ASIA GREEN AGRICULTURE CORPORATION

7,666,372 Shares of Common Stock

      This prospectus relates to 7,666,372 shares of common stock of Asia Green Agriculture Corporation. that may be sold from time to time by the selling stockholders named in this prospectus.

     We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. It is anticipated that the selling shareholders will sell these shares of common stock from time to time in one or more transactions, negotiated or otherwise, at varying prices, including among others, at fixed prices, at prevailing market prices at the time of sales, at prices related to the prevailing market prices or at negotiated prices. See "Plan of Distribution" beginning on page 68.

      Our common stock is quoted on the OTC Bulletin Board maintained by the Financial Industry Regulatory Authority, or FINRA, under the symbol "AGAC.OB". The closing bid price for our common stock on February 11, 2011 was $4.00 per share, as reported on the OTC Bulletin Board and taking into account a 2.5-for-1 share forward stock split effective on January 18, 2011.

     Any participating broker-dealers and any selling stockholders who are affiliates of broker-dealers may be “underwriters” within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and any commissions or discounts given to any such broker-dealer or affiliate of a broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

     Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6 to read about factors you should consider before buying shares of our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March [ ], 2011.

You should only rely on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover, but the information may have changed since that date.

-i-

MARKET DATA AND FORECASTS

Unless otherwise indicated, information in this prospectus concerning economic conditions and our industry is based on information from independent industry analysts and publications, as well as our estimates. Except where otherwise noted, our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and knowledge of our industry, which we believe to be reasonable. None of the independent industry publications used in this prospectus was prepared on our or our affiliates’ behalf.

This prospectus also contains data related to the green and organic food industry in China. This market data includes estimates and projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data turn out to be incorrect, actual results may differ significantly from the projections. For example, the market for green and organic foods may not grow at the rate projected by market data, or at all.

USE OF TERMS; CONVENTIONS

Except where the context otherwise requires and for the purposes of this prospectus only:

  “We,” “us,” “our company,” “our,” and “Yada” refer to the combined business of Asia Green Agriculture Corporation (formerly known as SMSA Palestine Acquisition Corp.). and its consolidated subsidiaries;

  “Sino Oriental” refers to Sino Oriental Group Limited, our direct, wholly-owned subsidiary, a BVI corporation;

  “Misaky” refers Misaky Industrial Limited, our indirect, wholly-owned subsidiary, a Hong Kong corporation;

  “Fujian Yada” refers to Fujian YADA Group Co., Ltd, our indirect, wholly-owned subsidiary, a Chinese corporation;

  “China,” “Chinese” and “PRC,” refer to the People’s Republic of China;

  “Renminbi” and “RMB” refer to the legal currency of China; and

  “U.S. dollars,” “dollars” and “$” refer to the legal currency of the United States.

Solely for the convenience of the reader, this prospectus contains conversions of certain Renminbi amounts into U.S. dollars at specified rates. Except as otherwise indicated, all conversions from Renminbi to U.S. dollars were made based on the BOC Exchange Rate on November 30, 2010 which was RMB 6.6762 to $1.00. No representation is made that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Related to Our Business— Fluctuations in exchange rates could adversely affect our business and the value of our securities” for a discussion of the effects on the Company of fluctuating exchange rates.

STOCK SPLIT AND NAME CHANGE

On January 18, 2011, Asia Green Agriculture Corporation filed amended and restated Articles of Incorporation with the Neveda Secretary of State to give effect to (i) a 2.5 for 1 forward stock split and (ii) an increase in our authorized common stock from 100 million shares to 200 million shares and (iii) a name change from SMSA Palestine Acquisition Corporation to Asia Green Agriculture Corporation. The information in this registration statement has been revised to give effect to the stock split, increase in authorized capital and name change.

PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider in evaluating a potential investment in our common stock. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements, the notes thereto and matters set forth under “Risk Factors.”

Our Business

We are a green and organic food producer headquartered in Fujian Province, China. We grow, process and distribute over 100 varieties of fresh and processed agricultural products. Our product offerings can be generally grouped into the following three main categories:

  Bamboo shoot products

  Fresh vegetables and fruits

  Processed vegetables

We are one of the leading producers of organic bamboo shoot products in China and revenues from bamboo shoots accounted for 49% of our revenue in 2009.

We are vertically integrated with operations that include the planting, harvesting, processing, packaging and selling of final products. Through our vertically integrated model, we offer direct and strict control over our fresh agricultural products, which we believe allows us to generate high margins and provide stronger guarantees for product quality compared to providers that are not vertically integrated.

At present, we have the right to use, through long-term lease contracts and transfer of land use right, over approximately 21,800 acres (88.22 square kilometers) of bamboo forest, and, through long-term lease contracts, over approximately 11,400 acres (46.13 square kilometers) of vegetable planting bases and mushroom cultivation bases. All of our production operations are conducted in China. Our state-of-art food processing facilities are located in Nanping City, Fujian Province, an area that is well-known for producing organic and premium agricultural products, including bamboo shoots, in China. We conduct processing through two subsidiaries, Fujian Yada Group Co., Ltd and Fujian Yaxin Food Co., Ltd with a total annual capacity of 150,000 metric tons of processed agricultural products. We own a 1,500-metric ton cold storage warehouse which was fully utilized in 2009.

We sell our products through an extensive sales and distribution network, consisting of our own sales force as well as more than 100 distributors for the Chinese market and 20 distributors for the Japanese market. Our domestic sales network covers 10 provinces and cities including Shanghai, Beijing, Tianjin, Shandong, Jiangsu, Zhejiang, Fujian, Hubei, Henan, and Guangdong in China. We sell our products to farmer's markets and supermarkets in Fujian Province and Shanghai and to food manufacturers and restaurants in China. In China, we sell both processed and fresh agricultural products. In 2009, we derived approximately 86% of our revenue domestically and have established strong brand equity in the Chinese market. We also sell our products through distributors to supermarkets, food manufacturers and restaurants in the Japanese market. We sell semi-finished and final processed products to Japan. Sales to the Japanese market contributed approximately 14% of our total revenue in 2009.

Our sales revenue grew approximately 54% in the fiscal year ended December 31, 2009 to $39.8 million, from $25.8 million in the prior year. Net income grew approximately 81% in the fiscal year ended December 31, 2009 to $12.1 million, from $6.7 million in the prior year. Our gross margin for the year ended December 31, 2009 was approximately 33%.

In the first nine months of 2010, our sales revenue grew by 94% to $50.7 million, from $26.1 million in the same period of 2009. Net income grew by 201% in the first nine months of 2010 to $16.6 million, from $5.5 million in the same period of 2009. Our gross margin for the first nine months of 2010 was approximately 38%.

Our Industry

The Bamboo shoot industry

Bamboo is a group of perennial evergreen plants and is one of the fastest growing woody plants in the world. Bamboo shoots are edible and widely used in a number of Asian dishes and broths. Bamboo shoots are low in saturated fat, cholesterol and sodium; yet they are a good source of protein, vitamin E, niacin, iron, and dietary fiber. (Source: www.wikipedia.com and www.nutritiondata.com)

China has over 10 million total acres (40,468 square kilometers) of bamboo forest, placing it first in the world (Source: China Bamboo Shoot Association). China is also the largest producer of bamboo shoot products with over 90% of global market share (Source: China Bamboo Shoot Association). The overall Chinese bamboo shoot industry is highly fragmented; there are currently over 2,000 companies producing bamboo shoots in China.

Organic food products industry

The global organic food market has experienced over 30% growth in the past few years. China is one of the world's fastest growing markets for organic food products both in terms of consumer demand and commercial production. Sales of organic food products reached $900 million in China in 2007, and accounted for only 1.5% of the global market share. (Source: www.ofcc.org.cn). The Organic Food Certificate Center estimates that China will account for more than 5% of the global organic food industry within the next ten years. (Source: www.ofcc.org.cn)

China's approach to organic food is somewhat unique to other countries, in that the organic food space is segmented into Certified Organic and Green Food. "Green Food" refers to safe, fine quality and nutritious food produced and processed under the principals of sustainable development and certified by China Green Food Development Center based on special standards and permitted to be sold with green food logo. Organic food production requires that no chemical be used in the process. The objectives of Green Food are low environmental impact, good food safety and social efficiency. China has adopted the Green Food certifications as an alternative to full Organic certification, enabling the production of nutritious and safe foods, without the typical drop in agricultural production output that full Organic certification could cause. (Source: Wikipedia: Organic Food; Organic Food Certification) We sell products that are certified as Green Food, as well as products that are certified as Organic Food under the JAS (Japanese Agriculture Standard).

China has a strong and growing organic and green food industry. The rising popularity of organic and green foods is driven by a number of factors. First and foremost is the increasing concern of China's rising middle class with food safety. The food safety concerns relate to both the short term purity and nutrition of the food, as well as longer term concerns on the and potential health impact of chemicals that are used in the production of the food. There is also increasing concern with the impact of agricultural production on the environment and the residual effects of agricultural chemicals on the ecosystem.

Our Competition

At present, there are thousands of bamboo shoot producers in China. The market is competitive and highly fragmented. In a letter dated March 12, 2010 from the Chinese Bamboo Industry Association to the Trademark Office of State Administration of Industry and Commerce of China, the Chinese Bamboo Industry Association recommended the “Yada” trademark of Fujian Yada as a “Famous Trademark of China”, and stated in the letter that “Fujian Yada Group Co., Ltd. is one of the largest producers of boiled bamboo shoots products and dried vegetables in China”. Based on the information in this letter, we believe we are one of the largest producers of bamboo shoot food products in China.

We attribute our success to date and our potential for future growth to a combination of strengths, including the following:

  The vertical integration of planting bases and production lines.

  The strategic location of our production facilities.

  Our diversified and seasonally complementary product portfolio.

  A traceable and systematic quality control system that ensures high quality products.

  Strong R&D capability which allows us to continuously develop new high value-added products.

  A leading market position and significant brand equity.

  A multi-layered sales channel and an extensive sales network in Chinese and Japanese markets.

Our Growth Strategy

We are focused on leveraging industry opportunities and our competitive strengths to become China's leading brand for green and organic food products through the following initiatives:

  Expand our planting base.

  Improve profitability through introduction of new high value added products.

  Further expand our domestic sales and distribution network and enter new markets.

  Increase our cold storage capacity.

  Further enhance our brand recognition.

Risk Factors

An investment in our common stock involves a high degree of risk. We face risks related to the nature of our business, the operation of our business activities in China, and the market for our common stock. See "Rick Factors." You should carefully consider the risks described in this prospectus, together with all of the other information included in this prospectus, before making an investment decision. If any of the risks described in the prospectus were to occur, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Corporate Information

We were originally incorporated in the state of Nevada on May 21, 2008. On August 20, 2010, we acquired Sino Oriental in a share exchange transaction that was accounted for as a reverse acquisition transaction. We conduct our operations in China through our PRC subsidiary Fujian YADA and its wholly owned subsidiaries. See “Corporate Structure and History – Our Corporate History.”

Currently we operate our business through the following entities:

Subsidiary (1)	Fujian Yada Group Co., Ltd.	Fujian Yaxin Food Co., Ltd	Fujian Xinda Food Co., Ltd	Fujian Shengda Import and Export Trading Co, Ltd.

Year established	2001	2007	2005	2007

Business operations	Fresh and processed food products	Fresh and processed food products	Production and marketing of bamboo shoots	Exports

Subsidiary (2)	Shanghai Yada Green Food Co., Ltd	Fuzhou Yada Green Food Co., Ltd	Shixing Yada Forestry Development Co., Ltd	Yudu Yada Forestry Co., Ltd

Year established	2010	2010	2010	2010

Business operations	Trading and marketing of food products	Trading and marketing of food products	Production and marketing of bamboo related products	Production and marketing of bamboo related products

Subsidiary (3)	Jianyang Yaxin Agriculture and Forestry Development Co., Ltd.

Year established	2010

Business operations	Production and marketing of fresh and processed produce, including bamboos, bamboo shoots, cucumber, corn, mushrooms and other agricultural products

The following chart reflects our organizational structure as of the date of this prospectus.

The address of our principal executive office in Shuinan Industrial Area, Songxi County, Fujian Province 353500, China, and our telephone number is (86) 0599-2335520. We maintain a website at http://www.fjyada.com.cn Information available on our website is not incorporated by reference in and is not deemed a part of this prospectus.

The Offering
Common stock offered by selling stockholders	7,666,372 shares. This number represents 21% of our current outstanding common stock (1)
Common stock outstanding before the offering	36,824,391 shares. (2)
Common stock outstanding after the offering	38,133,491 shares. (3)
Proceeds to us	We will not receive proceeds from the resale of shares by the Selling Stockholders.
Trading Symbol	AGAC.OB (OTC Bulletin Board)

(1)	Based on shares of common stock outstanding as of February 11, 2011.

(2)	Does not include up to 1,309,103 shares issuable upon the exercise of outstanding warrants.

(3)	Assumes the exercise of all outstanding warrants.

Summary Consolidated Financial Information

The following table summarizes selected historical financial data regarding our business and should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary consolidated statement of income for the years ended December 31, 2009 and 2008 and the summary balance sheet data as of December 31, 2009 and 2008 are derived from the audited consolidated financial statements of Income and Comprehensive Income and Balance Sheets included elsewhere in this prospectus. Fujian YADA conducts all our business operations and became our wholly-owned subsidiary on August 20, 2010. We derived our summary consolidated financial data for the nine months ended September 30, 2010 and 2009 from our unaudited consolidated financial statements included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that our management considers necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods presented. The results of operations for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

(All amounts, except earnings per share date, in thousands of U.S. dollars)

	Nine Months Ended		Fiscal Year Ended
	September 30,		December 31,
	2010	2009	2009	2008
Summary Consolidated Statement of Operations:
Net Sales	50,654	26,134	39,804	25,775
Cost of Sales	(31,384)	(19,857)	(26,480)	(17,722)
Gross profit	19,270	6,277	13,324	8,053
Selling and administrative expenses	(1,945)	(507)	(991)	(733)
Operating income	17,325	5,770	12,333	7,320
Government Grant Income	39	12	205	72
Other net income (loss)	25	(71)	100	(102)
Net finance costs	(700)	(356)	(424)	(470)
Income before income taxes	16,689	5,355	12,214	6,820
Income tax credit	(79)	163	(97)	(87)
Net Income	16,610	5,518	12,117	6,733

Summary balance sheet data:
Cash and cash equivalents	11,326	146	421	83
Working capital	35,732	6,236	12,422	4,761
Inventories	14,714	12,880	14,821	12,609
Total assets	68,556	35,185	40,309	31,721
Current liabilities	14,844	18,799	17,860	17,963
Total long-term liabilities	28	333	50	293
Total liabilities	14,872	19,132	17,910	18,256
Total stockholders’ equity	53,684	16,053	22,399	13,465

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Any ill effects, product liability claims, recalls, adverse publicity or negative public perception regarding particular foods we use as raw materials, our products or our industry in general could harm our sales and cause consumers to avoid our products.

The food industry is subject to risks posed by food spoilage and contamination, product tampering, product recall, and consumer product liability claims. Our operations could be impacted by both genuine and fictitious claims regarding our products and our competitors' products. In the event of product contamination or tampering, we could be compelled to recall some of our products. A widespread product recall could result in significant loss due to the cost of conducting a product recall including destruction of inventory and the loss of sales resulting from the unavailability of the product for a period of time.

In addition, any adverse publicity or negative public perception regarding particular fruits we use as raw materials, our products, our actions relating to our products, or our industry in general could result in a substantial drop in demand for our products. This negative public perception may include publicity regarding the safety or quality of particular fruits we use as raw materials or products in general, of other companies or of our products specifically. Negative public perception may also arise from regulatory investigations or product liability claims, regardless of whether those investigations involve us or whether any product liability claim is successful against us. We could also suffer losses from a significant product liability judgment against us. Either a significant product recall or a product liability judgment, involving either our company or our competitors, could also result in a loss of consumer confidence in our products or the food category, and an actual or perceived loss of value of our brands, materially impacting consumer demand.

We do not have product liability insurance and have not made provisions for potential product liability claims. Therefore, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. Even if a product liability claim is not successfully pursued to judgment by a claimant, we may still incur substantial legal expenses defending against such a claim. Finally, serious product quality concerns could result in governmental action against us, which, among other things, could result in the suspension of production or distribution of our products, loss of certain licenses, or other governmental penalties.

Our business and financial results depend on maintaining a consistent and cost-effective supply of source foods. Any interruption in our supply of source foods could materially and adversely affect our results of operations, financial condition and business prospects.

The availability, size, quality and cost of bamboo and other source foods for the production of our products are subject to risks inherent to farming, such as crop size, quality, and yield fluctuation caused by poor weather and growing conditions, natural disasters, pest and disease problems, and other factors beyond our control. Any such occurrence on or near our planting bases could result in raw material shortages.

Currently, we source majority of our food products from our farms that we operate. We also acquire some raw materials direct from farmers or from wholesalers. While we believe that we have adequate sources of raw materials and that we in general maintain good supplier relationships, if we are unable to continue to find adequate suppliers for our raw materials on economic terms acceptable to us, it will adversely affect our results of operations, financial condition and business prospects.

Prices for agricultural products vary significantly based upon the available supply of the product, and any shortfall in our own supply, or an abundance of supply from third parties could have a significant impact on our profitability.

Our fresh products are perishable and must be sold within a specified time following harvest. For source foods that we do not obtain from our own planting bases, the wholesale prices at which we acquire them are determined by the market and may change from time to time. As a result, we are generally required to accept the prevailing market price at the time the product is harvested. We are seeking to mitigate this risk through increasing our cold storage facilities and expanding the usable life of certain of our products. These steps extend the useful life of our products, but do not eliminate their perishable nature. If we experienced a substantial drop in the volume of our raw materials, whether the result of natural conditions, blight, or an inability to secure product from third parties, our revenues and profitability would suffer. Conversely, even if we generate significant volume, if demand is weak, or if there is substantial supply, the market price for products may decline and impair our revenues and profitability.

We benefit from certain preferential tax policies and subsidies for agricultural producers in China; the discontinuation or loss of any of these policies or subsidies would increase our expenses and reduce our profitability.

The revenues we generate from the sale of certain products that we produce and sell are currently exempt from China's value added tax and enterprise income tax. Pursuant to PRC tax laws and regulations, the proceeds from the sale of processed products, regardless whether consumed within the PRC or exported overseas, are exempt from VAT. In addition, tax rebates of VAT on Purchases are currently offered to all processed products which are exported overseas. We enjoyed export tax rebates of VAT on Purchases of $0.5 million, and $0.4 million for the fiscal years ended 2009 and 2008, respectively.

In addition, we also enjoy full exemption of income tax in respect of revenue generated from our cultivation of vegetables and collection of forest products. We did not pay any income taxes in 2008 or 2009 on revenues from sales of fresh bamboo shoot products, bamboo wood or fresh fruits and vegetables. This exemption is reviewed on an annual basis and can be eliminated at any time.

The Ministry of Agriculture and the Agriculture Department of Fujian Province subsidizes a portion of the interest payments on our outstanding commercial loans. In addition, the provincial government in Fujian Province subsidizes certain utilities costs, including water. Elimination of any of the foregoing tax exemptions or subsidies would increase our taxes and expenses and reduce our profitability.

We compete in an industry that is brand-conscious, and unless we are able to establish and maintain brand name recognition our sales may be negatively impacted.

Our business is substantially dependent upon awareness and market acceptance of our products and brand by our targeted consumers. We filed applications in China in 2009 for the following trademarks: "幸福仁佳", "亚利达", "亚达飘香", "茶坪", "白熊" (“white bear” in Chinese), "小孩儿" (“little children” in Chinese), "维多嘉", "圣达" (“Shengda” in Chinese), "利好","早上好" (“good morning” in Chinese), "大眼晶", "亚达工夫" (“Yada Kong Fu” in Chinese) and "亚达" (“Yada” in Chinese). We have obtained the trademark right for the image of "亚达", composed of an image and the Chinese characters of "Yada". In addition, our business depends on acceptance by our independent distributors and consumers of our brand. Although we believe that we have made progress towards establishing market recognition for our brands in the Chinese green and organic food products industry, it is too early in the product life cycle of the brand to determine whether our products and brand will achieve and maintain satisfactory levels of acceptance by independent distributors and retail consumers.

We compete in an industry characterized by rapid changes in consumer preferences, any inability to continue developing new products to satisfy our consumers' changing preferences would have a material adverse effect on our sales volumes.

Our products are processed from premium specialty organic foods and sell at a high price. A decline in the consumption of our products could occur as a result of a change in consumer preferences, perceptions and spending habits at any time. Future success will depend partly on our ability to anticipate or adapt to such changes and to offer, on a timely basis, new products and packaging that meet consumer preferences. Our failure to adapt our product offering to respond to such changes may result in reduced demand and lower prices for our products, resulting in a material adverse effect on our sales volumes, sales and profits.

Our current market distribution and penetration is limited as compared with the potential market and so our initial views as to customer acceptance of a particular product can be erroneous, and there can be no assurance that true market acceptance will ultimately be achieved. In addition, customer preferences are also affected by factors other than taste. If we do not adjust to respond to these and other changes in consumer preferences, our sales may be adversely affected.

We rely on third-party distributors for a substantial portion of our sales, this could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets.

We sell products through both distributors and our own sales force. Our distributor network in China covers 10 provinces (cities) including Shanghai, Beijing, Tianjin, Shandong, Jiangsu, Zhejiang, Fujian, Hubei, Henan, Guangdong. In some instances we have written agreements with our distributors but they are generally renewable at the beginning of every year. In addition, the written agreements with our significant distributors do not guarantee as to the level of performance under those agreements, and generally those agreements may be terminated by the respective distributor upon notice of specified period.

To the extent that our distributors are distracted from selling our products or do not expend sufficient efforts in managing and selling our products, our sales will be adversely affected. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors, many of which are outside our control. Some of these factors include: (i) the level of demand for our brand and products in a particular distribution area; (ii) our ability to price our products at levels competitive with those offered by competing products and (iii) our ability to deliver products in the quantity and at the time ordered by distributors. There can be no assurance that we will be able to meet all or any of these factors in any of our current or prospective geographic areas of distribution or that we will be able to maintain our current distribution relationships or establish and maintain successful relationships with distributors in new geographic areas. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our third party distributors in that particular geographic area, thus limiting our ability to maintain and expand our market, which will likely adversely effect our revenues and financial results.

Failure to execute our business expansion plan could adversely affect our financial condition and results of operations.

We plan to increase our business through:

  Development of new products such as our high PH bamboo shoot

  Expansion of direct sales efforts

  Expansion of our cold storage facilities

  Launching of our exclusive, Yada-branded distribution locations in major cities.

As our business grows, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including improvements to our accounting and other internal management systems by dedicating additional resources to our reporting and accounting functions, and improvements to our record keeping system. We will need to respond to competitive market conditions and continue to enhance existing products and develop new products, and retain existing customers and attract new customers. We will also need to recruit more personnel and train and manage our growing employee base. Furthermore, we will need to maintain and expand our relationships with our current and future customers, suppliers, distributors and other third parties, and there is no guarantee that we will succeed.

If we are unable to effectively implement these additional controls and procedures, or are otherwise unable to establish or successfully operate additional production capacity or to increase production output, we may be unable to grow our business and revenues, reduce our operating costs, maintain our competitiveness or improve our profitability. As a result, our business, financial condition, results of operations and prospects may be adversely affected.

Because we experience seasonal fluctuations in our sales, our quarterly results of operations may fluctuate.

Our business is highly seasonal. We are attempting to mitigate the effect of seasonality by managing our portfolio of products and extending our sales season through additional cold storage facilities and new technologies like our high PH bamboo shoots. However we still generate most of our sales from bamboo shoots. Harvest season for bamboo shoots is from December to April. Accordingly, a substantial portion of our revenues are earned during our first and fourth fiscal quarters. We generally experience our lowest revenues during our second and third fiscal quarters. Sales in the first and fourth fiscal quarters accounted for approximately 70% of our revenues for fiscal year ended 2009. If sales in these quarters are lower than expected, it would have a disproportionately large adverse impact on our annual operating results. Moreover, our sales or results of operations for any particular quarter may not be indicative of the results anticipated in future quarters.

Our past results may not be indicative of our future performance evaluating our business and prospects may be difficult.

Our business has grown and evolved rapidly in recent years. We may not be able to achieve similar growth in future periods, and our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. Moreover, our ability to achieve satisfactory production results at higher volumes is unproven. Therefore, you should not rely on our past results or our historical rate of growth as an indication of our future performance.

We depend heavily on key personnel, and turnover of key employees and senior management could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and senior management personnel, including Mr. Zhan Youdai, Mr. Zhang He and Mr. Tsang Yin Chiu Stanley. None of these key management members currently owns any shares of common stock or any other equity interest in the Company. If we lose any of these key employees and are unable to find a qualified replacement in a timely manner, our business will be negatively impacted. In addition, if a key employee fails to perform in his or her current position, or if we are not able to attract and retain skilled employees as needed, our business could suffer. Significant turnover in our senior management could significantly deplete the institutional knowledge within our Company.

We do not have any independent directors and may be unable to appoint any qualified independent directors.

We currently do not have any independent directors. We plan to appoint a number of independent directors which will constitute a majority of our board of directors before our common stock is listed on a national securities exchange or NASDAQ, but we may not be able to identify independent directors qualified to be on our board.

Material weaknesses in our disclosure controls and procedures and our internal control over financial reporting, if not remedied effectively, could prevent us from reporting our financial results on a timely and accurate basis and result in a decrease in the trading price of our common stock and otherwise seriously harm our business.

Management has concluded that our disclosure controls and procedures and our internal control over financial reporting had material weaknesses as of September 30, 2010. The material weakness in our disclosure controls and procedures resulted from the following material weaknesses in our internal control over financial reporting: (1) we have not completed the design and implementation of effective internal control policies and procedures necessary to provide reasonable assurance regarding the preparation of financial statements in accordance with accounting principles generally accepted in the United States (“US GAAP”); and (2) we did not maintain sufficient in-house personnel resources with the technical accounting knowledge, expertise and training in the selection, application and implementation of US GAAP, particularly with respect to complex or non-routine transactions. We have not remedied these material weaknesses at this time. In addition, because of our limited financial resources and operating challenges, we have not yet been able to complete the design, documentation and implementation of an internal control system that meets the standards prescribed by Section 404 of the Sarbanes-Oxley Act of 2002, as amended. These controls and procedures are designed to provide reasonable assurance that we can provide timely and accurate financial reporting of our results of operations. Failure to achieve and maintain an effective internal control environment could prevent us from reporting our financial results on a timely and accurate basis or cause investors to lose confidence in our reported financial information. These effects could in turn result in a decrease in the trading price of our common stock.

Our inability to protect our trademarks, patent and trade secrets may prevent us from successfully marketing our products and competing effectively.

Failure to protect our intellectual property could harm our brands and our reputation, and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights, including our trademarks, patents, copyrights and trade secrets, could result in the expenditure of significant financial and managerial resources. We produce, market and sell our products under "幸福仁佳", "亚利达", "亚达飘香", "茶坪", "白熊" (“white bear” in Chinese), "小孩儿" (“little children” in Chinese), "维多嘉", "圣达" (“Shengda” in Chinese), "利好","早上好" (“good morning” in Chinese), "大眼晶", "亚达工夫" (“Yada Kung Fu” in Chinese) and "亚达" (“Yada” in Chinese). We have obtained the trademark right for the image of "亚达", Composed of an image and the Chinese characters of "Yada", and are currently applying for trademark protection for the other marks in China . We cannot provide any assurance that the trademarks will be issued or that the issuance of the trademarks will provide adequate protection for our brands. We regard our intellectual property, particularly our trademarks and trade secrets to be of considerable value and importance to our business and our success. We rely on a combination of trademark, patent, and trade secrecy laws, and contractual provisions to protect our intellectual property rights. There can be no assurance that the steps taken by us to protect these proprietary rights will be adequate or that third parties will not infringe or misappropriate our trademarks, trade secrets (including our flavor concentrate trade secrets) or similar proprietary rights.

In addition, there can be no assurance that other parties will not assert infringement claims against us, and we may have to pursue litigation against other parties to assert our rights. Any such claim or litigation could be costly and we may lack the resources required to defend against such claims. In addition, any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have a material adverse affect on our ability to market or sell our brands, and profitably exploit our products.

The reliance of our research and development activities on our relationships with certain universities and research institutions may lead to uncertainty with regard to our ownership of some potentially important intellectual property rights.

We augment the direct research and development efforts by our in-house research staff through relationships with several research institutes and universities, specifically Fujian Agriculture and Forestry University, Wuyi University, and Fuzhou University. However, our right to use the intellectual property resulting from such efforts is at times unclear, which could adversely impact us if such intellectual property becomes important to our business.

For example, according to the agreement with Fujian Agriculture and Forestry University, the Company and Fujian Agriculture and Forestry University will jointly own the intellectual property rights of any research results developed under the project under this agreement. If the Company intends to commercialize the research results in mass production, a separate IP transfer or IP Licensing agreement shall be entered into between Fujian Agriculture and Forestry University and the Company. The Company believes that Fujian Agriculture and Forestry University will transfer or license any IP in the research results to the Company on commercially reasonable terms. However, we cannot assure you that Fujian Agriculture and Forestry University will do so and if it does not, our access to valuable technology may be impeded or made more costly than we expected, which could adversely impact our business.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, the SEC adopted rules requiring public companies to include a report of management on the company's internal controls over financial reporting in their annual reports, including Form 10-K. In addition, for companies that are "accelerated filers" or "large accelerated filers" the independent registered public accounting firm auditing a company's financial statements must also attest to the operating effectiveness of the company's internal controls. Since we just completed the acquisition of Sino Oriental on August 20, 2010, we have not evaluated Sino Oriental and its consolidated subsidiaries internal control systems in order to allow our management to report on our internal controls on a consolidated basis as required by these requirements of SOX 404. Under current law, we will be subject to the requirement to issue a report of management on the company's internal controls over financial reporting, beginning with our annual report for the fiscal year ending December 31, 2010. Because we currently qualify as a smaller reporting company, we will not be required to include an attestation from our independent auditors. We can provide no assurance that we will comply with all of the requirements imposed by SOX 404. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner, investors and others may lose confidence in the reliability of our financial statements.

We have limited insurance coverage and do not carry any business interruption insurance, third-party liability insurance for our production facilities or insurance that covers the risk of loss of our products in shipment.

Operation of our facilities involves many risks, including equipment failures, natural disasters, industrial accidents, power outages, labor disturbances and other business interruptions. Furthermore, if any of our products are faulty, then we may become subject to product liability claims or we may have to engage in a product recall. In line with general industry practice in PRC, we do not maintain product liability insurance, business interruption insurance or third-party liability insurance against claims for property damage, personal injury and environmental liabilities. Therefore, our existing insurance coverage is not sufficient to cover all risks associated with our business. As a result, we may be required to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the U.S. Foreign Corrupt Practices Act, or the "FCPA", and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption law, which strictly prohibits the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires that all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities be in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law.

However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could impede the overall economic growth of China, which could reduce the demand for our products and damage our business.

We conduct substantially all of our operations and generate most of our revenue in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

  A higher level of government involvement

  An early stage of development of the market-oriented sector of the economy

  A rapid growth rate

  A higher level of control over foreign exchange

  The allocation of resources

As the Chinese economy has been transitioning from a planned economy to a more market-oriented economy, the Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. While these measures may benefit the overall Chinese economy, they may also have a negative effect on us.

Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways.

Any adverse change in economic conditions or government policies in China could have a material adverse effect on the overall economic growth in China, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our business and prospects.

Our operations are subject to a number of PRC food hygiene and safety laws and permit requirements; our failure to comply with existing regulations or to secure renewal of permits may adversely affect our operations and financial performance and lead to an increase in our costs which we may be unable to pass on to our customers.

Operators within the PRC organic food processing industry are subject to compliance with PRC food hygiene and safety laws and regulations. Such laws and regulations require all enterprises engaged in the production of organic food based products to obtain a hygiene license. They also set out hygiene standards with respect to food and food additives, packaging and containers, labeling on packaging as well as hygiene requirements for food production and sites, facilities and equipment used for the transportation and the sale of food. Failure to comply with PRC food hygiene and safety laws may result in fines, suspension of operations, loss of hygiene license and, in certain cases, criminal proceedings against an enterprise and its management.

We operate under various permits and licences granted by relevant regulatory authorities in the PRC, including, inter alia, the Food Hygiene Licences (《食品卫生许可证》) and National Industrial Products Manufacturing Licences (《全国工业品生产许可证》). These permits and licences are generally valid for fixed periods and are renewable upon expiration. Our business and operations are subject to periodic checks by the relevant authorities in the PRC to ensure that we comply with the terms and conditions of these various permits and licences. As we are required to adhere to and maintain adequate health and hygiene standards imposed by the relevant authorities, our failure to do so may lead to the withdrawal, suspension and/or non-renewal of the permits and licences necessary for our operations, or penalties imposed on us.

Although we believe we are in compliance with current PRC food hygiene and safety laws and regulations, in the event that such laws and regulations become more stringent or widen in scope, we may fail to comply with such laws, or if we comply, our production and distribution costs may increase, and we may be unable to pass these additional costs on to our customers. In such event, our business operations, financial performance and financial position may be adversely affected.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiaries in the PRC. Our operating subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We are a Nevada holding company and most of our assets are located outside of the United States. All of our current operations are conducted in the PRC. In addition, all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts. Yuan Tai Law Offices, our counsel as to PRC law, has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates basic principles of PRC law or national sovereignty, security or the public interest. So it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

If we are found to have failed to comply with applicable laws, we may incur additional expenditures or be subject to significant fines and penalties.

Our operations are subject to PRC laws and regulations applicable to us. However, many PRC laws and regulations are uncertain in their scope, and the implementation of such laws and regulations in different localities could have significant differences. In certain instances, local implementation rules and/or the actual implementation are not necessarily consistent with the regulations at the national level. Although we strive to comply with all the applicable PRC laws and regulations, we cannot assure you that the relevant PRC government authorities will not later determine that we have not been in compliance with certain laws or regulations.

In addition, our facilities and products are subject to many laws and regulations administered by the PRC State Administration for Industry and Commerce, the PRC State Administration of Taxation, the PRC Ministry of Health and Hygiene Permitting Office, the PRC General Administration of Quality Supervision, Inspection and Quarantine, and the PRC State Food and Drug Administration Bureau relating to the processing, packaging, storage, distribution, advertising, labeling, quality, and safety of food products. Our failure to comply with these and other applicable laws and regulations in China could subject us to administrative penalties and injunctive relief, as well as civil remedies, including fines, injunctions and recalls of our products. It is possible that changes to such laws or more rigorous enforcement of such laws or with respect to our current or past practices could have a material adverse effect on our business, operating results and financial condition. Further, additional environmental, health or safety issues relating to matters that are not currently known to management may result in unanticipated liabilities and expenditures.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Restrictions on currency exchange may limit our ability to receive and use our sales revenue effectively.

All our sales revenue and expenses are denominated in RMB. Under PRC law, the RMB is currently convertible under the "current account," which includes dividends and trade and service-related foreign exchange transactions, but not under the "capital account," which includes foreign direct investment and loans. Currently, our PRC operating subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenue will be denominated in RMB, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in RMB to fund our business activities outside China that are denominated in foreign currencies.

Foreign exchange transactions by our PRC operating subsidiary under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC government authorities, including SAFE. In particular, if our PRC operating subsidiary borrows foreign currency through loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance the subsidiary by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce, or MOFCOM, or their respective local counterparts. These limitations could affect their ability to obtain foreign exchange through debt or equity financing.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our common stock will be indirectly affected by the foreign exchange rate between U.S. dollars and RMB and between those currencies and other currencies in which our sales may be denominated. Because substantially all of our earnings and cash assets are denominated in RMB fluctuations in the exchange rate between the U.S. dollar and the RMB will affect our balance sheet and our earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Since July 2005, the RMB has no longer been pegged to the U.S. dollar. Although the People's Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Currently, some of our test equipment is imported from Japan. In the event that the Japanese Yen appreciates against RMB, our costs for this equipment will increase. In addition, approximately 14% of our revenues came from sales to customers in Japan in fiscal 2009. If the Japanese Yen depreciates against the RMB the cost of our products would effectively increase to Japanese customers. Any increase in price could result in decreased sales and profitability for that market, and our profitability and operating results would suffer.

Restrictions under PRC law on our PRC subsidiary's ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or complete acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.

Substantially all of our revenues are earned by our PRC subsidiary. However, PRC regulations restrict the ability of our PRC subsidiary to make dividends and other payments to its offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiary only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is also required under PRC laws and regulations to allocate at least 10% of our annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said fund reaches 50% of our registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. Any limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Under the EIT Law, we may be classified as a "resident enterprise" of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

Under the New Income Tax Law, enterprises established outside the PRC whose "de facto management bodies" are located in the PRC are considered "resident enterprises" and their global income will generally be subject to the uniform 25.0% enterprise income tax rate. On December 6, 2007, the PRC State Council promulgated the Implementation Regulations on the New Income Tax Law (the "Implementation Regulations"), which define "de facto management bodies" as bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. In addition, a recent circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a "resident enterprise" with its "de facto management bodies" located within the PRC if the following requirements are satisfied:

(i)	the senior management and core management departments in charge of its daily operations function mainly in the PRC;

(ii)	its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC;

(iii)	its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC; and

(iv)	more than half of the enterprise's directors or senior management with voting rights reside in the PRC.

Because the EIT Law, its implementing rules and the recent circular are relatively new, no official interpretation or application of this new "resident enterprise" classification is available. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that Asia Green Agriculture Corporation is a "resident enterprise" for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on accounts and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiary would qualify as "tax-exempt income," we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new "resident enterprise" classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares. We are actively monitoring the possibility of "resident enterprise" treatment for the 2010 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

If we were treated as a "resident enterprise" by PRC tax authorities, we would be subject to taxation in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax.

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that CSRC approval is required in connection with the reverse acquisition of Sino Oriental or challenges the delayed payment of acquisition consideration by Misaky, the reverse acquisition may be unwound, or we may become subject to penalties.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the "M&A Rule", which became effective on September 8, 2006. The M&A Rule, among other things, requires that an offshore company controlled by PRC companies or individuals that have acquired a PRC domestic company for the purpose of listing the PRC domestic company's equity interest on an overseas stock exchange must obtain the approval of the CSRC prior to the listing and trading of such offshore company's securities on an overseas stock exchange. In addition, when an offshore company acquires a PRC domestic company, the offshore company is generally required to pay the acquisition consideration within three months after the issuance of the foreign-invested company license unless certain ratification from the relevant PRC regulatory agency is obtained. On September 21, 2006, the CSRC, pursuant to the M&A Rule, published on its official web site procedures specifying documents and materials required to be submitted to it by offshore companies seeking CSRC approval of their overseas listings.

In the opinion of our PRC counsel, Yuan Tai Law Offices, the M&A Rule concerning the CSRC approval for acquisition of a PRC domestic company by an offshore company controlled by PRC companies or individuals should not apply to our reverse acquisition of Sino Oriental because none of Fujian Yada, Sino Oriental and Misaky is a "Special Purpose Vehicle" or an "offshore company controlled by PRC companies or individuals" at the moment of acquisition. However, an Option Agreement has been entered into between Cai Yangbo, the majority shareholder of Sino Oriental prior to the exchange, and Zhan Youdai dated August 20, 2010, pursuant to which Zhan Youdai has an option to purchase all the equity interest in the Company held by Cai Yangbo at any time during the period commencing on the 180th day following the signing date of the Option Agreement and ending on the second anniversary of the signing date of the Option Agreement, at an aggregate exercise price of US$84,981,327. Due to the substantial uncertainties regarding the interpretation and application of the M&A Rules by PRC governmental authorities, should a PRC governmental authority challenge the purpose or effect of the Option Agreement, such governmental authority could regard the transactions contemplated by the option agreement as affiliated acquisition and return investment for which approval of the Ministry of Commerce, or MOFCOM, would be required. We cannot assure you that we would be able to obtain the approval required from MOFCOM and if the PRC regulatory authorities take the view that the reverse acquisition of Sino Oriental constitutes a round-trip investment without MOFCOM approval on which roud-trip investment, they could invalidate our acquisition and ownership of Sino Oriental.

The M&A Rule establishes more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rule establishes additional procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction and in some situations, require approval of the PRC Ministry of Commerce when a foreign investor takes control of a Chinese domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. The M&A Rule also requires PRC Ministry of Commerce anti-trust review of any change-of-control transactions involving certain types of foreign acquirers. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the PRC Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Failure to comply with PRC regulations relating to the Foreign Exchange Registration for Oversea Investment and Return Investment by PRC resident.

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, generally referred to as Circular 75, which required PRC residents to register with the competent local SAFE branch before establishing or acquiring control over an offshore special purpose company, or "SPV", for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. Internal implementing guidelines issued by SAFE, which became public in June 2007 (known as Notice 106), expanded the reach of Circular 75 by (i) purporting to cover the establishment or acquisition of control by PRC residents of offshore entities which merely acquire "control" over domestic companies or assets, even in the absence of legal ownership; (ii) adding requirements relating to the source of the PRC resident's funds used to establish or acquire the offshore entity; (iii) covering the use of existing offshore entities for offshore financings; (iv) purporting to cover situations in which an offshore SPV establishes a new subsidiary in China or acquires an unrelated company or unrelated assets in China; and (v) making the domestic affiliate of the SPV responsible for the accuracy of certain documents which must be filed in connection with any such registration, notably, the business plan which describes the overseas financing and the use of proceeds. Amendments to registrations made under Circular 75 are required in connection with any increase or decrease of capital, transfer of shares, mergers and acquisitions, equity investment or creation of any security interest in any assets located in China to guarantee offshore obligations, and Notice 106 makes the offshore SPV jointly responsible for these filings.

Mr. Zhan Youdai may have obtained the citizenship of the Philippines when he exercises his option rights and thus gains control our company, However, under the Circular 75, a "domestic resident natural person" not only refers to a natural person who holds a resident identity card, a passport or other lawful identity certificate of the People's Republic of China, but also a natural person who has no legal identity inside China but habitually resides inside China due to reasons of economic interests. As a result, we are not sure whether Mr. Youdai Zhan will habitually reside inside China afterwards and whether he will comply with the requirements of Circular 75.

Moreover, because of uncertainty over how Circular 75 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries' ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 by our PRC resident beneficial holders. In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 75. We also have little control over either our present or prospective direct or indirect stockholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident stockholders to comply with Circular 75, if SAFE requires it, could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries' ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Any disruption in the supply of utilities or an outbreak of fire or other calamities at our production facilities may result in disruption in our production

The production processes at our production facilities are dependent on a continuous supply of utilities such as electricity and water. As all our production facilities are situated in the PRC, there is a possibility that the PRC authorities may, as a result of a shortage of power, ration the supply of utilities, such as electricity, and require our production facilities to shut down periodically. Any disruption to the supply of electricity and/or water or any outbreak of fire or similar calamities at our production facilities may result in the breakdown of our facilities, such as our cold storage facilities, which will in turn lead to deterioration or loss of our inventories. This could adversely affect our ability to fulfill our sales orders and consequently, our business operations, financial performance and financial position may be adversely affected.

There is inherent risk related to the farmer-collectively-owned land use rights held by the farmer households

The bulk of our cultivation and planting activities take place on our planting bases, which we lease from rural village cooperatives. All of our current leases are in the nature of farmer-collectively-owned land, and are leased from the farmer-households via the local Villagers' Committees (for more information on the role of the Villagers' Committees and the legal regime governing farmlands in the PRC, please refer to the section "Regulation— PRC Land Law").

(a) Title Certificates

The procedures and practice for issuing title certificates for farmer-collectively-owned land are not well established. Notwithstanding that PRC authorities have issued several legal directives and rules to regulate the process of issuing Collectively-owned Land Title Certificates (集体土地所有证) (for farmland) and Forest Title Certificates (林权证) (for forest land) to evidence the ownership of the farmers to the farmer-collectively-owned land, in practice, not many areas in the PRC have implemented such a system due to difficulties in identifying the proper owners for such farmer-collectively-owned lands, amongst other reasons (for more details regarding title certificates for farmer-collectively-owned land, please refer to the section "Regulation — PRC Land Law").

Because of these practical difficulties in the title registration system for farmer-collectively-owned land, none of the rural villages cooperatives that we lease the planting bases and bamboo forests from have the requisite title certificates evidencing the respective lessors' title. Without obtaining the title certificates, it is possible that the title to the land may be challenged. If it is determined that the rural village cooperative that we lease from does not have title to the land our leases may be invalidated. We have sought to mitigate such title risk by obtaining written confirmations, for each piece of planting bases or bamboo forest we lease, from the following authorities in the PRC that our lessors own the relevant farmer-collectively-owned land:

(i)	Songxi Forestry Bureau ( 松溪县林业局);

(ii)	Songxi Agricultural Bureau (松溪县农业局);

(iii)	Songxi State Owned Land Resources Bureau (松溪县国土资源管理局);

However, there is no assurance that the title of these lessors, and consequently our leases, will not be challenged.

(b) Rural Land Contracted Operation Rights

Under the PRC laws, farmers of rural cooperatives or other individuals or organizations desiring to cultivate lands are required to enter into Contracted Farming Agreements (承包合同) with the Villagers' Committees or Rural Collective Economic Organizations (村集体经济组织) in order to legally obtain a Rural Land Contracted Operation Right (农村土地承包经营权).

Thereafter, the farmers or other individuals or organizations should apply to the relevant Agriculture Bureau (农业局) or Forestry Bureau (林业局) which will then issue the Land Contracted Operation Right Certificates (土地承包经营权证) (for farmland) or the Forest Right Certificates (林权证) (for forest land) to certify that the applying party has obtained the Rural Land Contracted Operation Right Certificates (土地承包经营权证). For more information regarding Rural Land Contracted Operation Right Certificates (土地承包经营权证) for farmer-collectively-owned land, please refer to the section "Regulation— PRC Land Law".

Due to the lack of a well-developed central filing and registration system of administration and supervision in the PRC rural areas, not many Villagers' Committees (村委会) or Rural Collective Economic Organizations (村集体经济组织) in practice would formally sign Contracted Farming Agreements (承包合同) when granting Rural Land Contracted Operation Right (土地承包经营权). We have not obtained the Rural Land Contracted Operation Right Certificate ( 土地承包经营权证 ) for any of our 17 planting bases or the Forest Title Certificate ( 林权证 ) for any of our five bamboo forest lease agreements. We are not aware of any Land Contacted Operation Right Certificate (土地承包经营权证) or Forest Right Certificates (林权证) issued by the relevant authorities in Songxi County, to evidence the rights of contracted operations for the farmland or forest land. Although we have sought to mitigate such risk by obtaining confirmation letters from the relevant Villagers’ Committees (村委会) for all the planning bases and bamboo forest leased by our Group confirming that the farmland contract agreements or forest land contract agreements concerned are in compliance with the relevant laws and regulations, and by filling the lease agreements for record with the Agriculture Bureau or Forestry Bureau in Songxi, there is no assurance that such confirmations would not be revoked or otherwise rendered defective in any respect (for further details in relation to the confirmation letters obtained, please refer to the section "Regulation—PRC Land Law").

(c) Uncertainty of Authorization and Uncertainty of Waivers of Pre-emptive Rights

The rural village cooperatives that lease land to us are supposed to obtain waiver of pre-emptive right from all other farmer-households in the same village or Rural Collective Economic Organizations which did not sign to approve our lease agreements. However, in practice, the cooperatives or the lessors that we deal with do not obtain and keep record of such waiver letters. Without such farmer-households' consent to waive their pre-emptive rights, the validity of the relevant leases may be challenged. We have not obtained such consents for any of the planting bases or bamboo forest we lease.

Although we have sought to mitigate the aforesaid risks by obtaining power of attorney and villager representatives' meeting resolutions from representatives of the farmer-households, there is no assurance that the waiver from representatives of these farmer-households actually exist or would not be rendered defective in any respect. to our knowledge, no proceedings and/or claims have been raised against us relating to the validity of our leases. However, we cannot provide any assurance that such proceedings or claims may not arise in the future. In the event of such proceedings and/or claims are brought against us, our business operations and financial performance may be adversely affected.

We are subject to environmental laws and regulations in the PRC

We are subject to various PRC environmental laws and regulations in the areas where we operate, including laws regulating the emission and discharge of waste materials into soil, air or water. We are also required to obtain and comply with environmental permits for certain operations. In addition, we are responsible for cleaning up in the event that our operations result in the contamination of the environment at our manufacturing facilities. If we violate or fail to comply with the requirements, we could be fined or otherwise sanctioned by regulators. If more stringent compliance or clean-up standards under environmental laws or regulations are imposed, or the results of future testing and analysis at our operating facilities indicate that we are responsible for the release of hazardous substances, we may be subject to additional remediation liability.

We have obtained Pollutants Discharge Permit (《排污许可证》) for Fujian Yada, and are currently in the process of applying for the Pollutants Discharge Permit (《排污许可证》) for Yaxin. According to applicable PRC laws, the penalty for not obtaining the Pollutants Discharge Permit (《排污许可证》) is a maximum fine of up to RMB0.2 million. We do not know at this time whether we will incur any fines or penalties as a result of our failure to have such a permit.

Additional environmental matters may also arise in the future at sites where no problem is currently known. In the event of any non-compliance with environmental standards established by applicable laws and regulations or imposed by our customers, our business operations, financial performance, financial position and prospects may be adversely affected.

We may face claims and/or administrative penalties for non-execution of labour contracts or non-payment and/or under-payment of social insurance and housing fund obligations in respect of our temporary workers and our full-time employees

(a) Temporary Workers

We hire temporary workers to work in our processing factories on a temporary basis. We also, from time to time, hire farmers to work in our planting bases to handle due to the increased workload during harvesting seasons (collectively referred to as "Temporary Workers"). Please refer to the section "Employees" of this report for more information. Prior PRC law was unclear with respect to our obligations to enter into labour contracts with, or pay any social insurance or housing funds for, our Temporary Workers, and historically we did not enter into such contracts or pay social insurance for our Temporary Workers. With the implementation of PRC Labour Contract Laws (中华人民共和国劳动合同法 , "PRC Labour Contract Law") which came into effect from January 1, 2008 and the Implementation Regulations for the Labour Contract Laws (中华人民共和国劳动合同法实施条例) which came into effect September 18, 2008, the PRC government has been adopting increasingly stringent supervision standards over the labour market in the PRC, in particular the farmer workers. In view of the new legal environment, beginning February 1, 2006, we appointed a licensed employment service agent, Nanping Labour Dispatch Services Co., Ltd., Songxi Branch (南平市劳务派遣服务有限公司松溪分公司) to hire our Temporary Workers and dispatch such workers to our operating subsidiaries. Under this arrangement, the Temporary Workers are employees of the dispatch agent, and the agent undertakes the legal obligation to enter into labor contracts and to pay the social insurance and/or housing fund for the workers. The agent also confirms to us that it has undertaken all legal obligations as required by, and complied with all compulsory requirements of, applicable PRC labour laws and regulations. Despite the labor arrangement, according to the PRC Labour Contract Law, in the event that the agent violates applicable PRC labor law, resulting in damages to the employees, we may be held liable to compensate the Temporary Worker for such losses. Although we would be entitled to compensation by the agent for such losses, there is no assurance that the compensation we recovered, if any, would be sufficient to cover the losses incurred. We have obtained certain letters issued by the competent labor authorities and housing fund authorities confirming that we have not been penalized by the labor authorities or housing fund authorities.

Nevertheless, we may still be subject to a late charge of 0.2% of the outstanding social insurance contribution per day, a fine ranging from RMB10,000 to RMB50,000 for not attending to housing fund registration, and face proceedings or claims brought by the Temporary Workers, for non-execution of labor contracts and/or non-payment of social insurance or housing fund in respect of the Temporary Workers we hired before September 2008. Due to the nature of our business, these Temporary Workers were employed during our peak harvesting seasons and they were paid on an hourly basis. However, as the turnover of our Temporary Workers was high, with some Temporary Workers working for durations as short as a week, we faced practical difficulty in maintaining a register to estimate and make payment for the amount of outstanding social insurance liability for such Temporary Workers. As a result, we are not able to quantify with certainty our potential liability (if any). To date, we have neither received any verbal or written rectification notice from the labor authority or housing authority nor received any complaints or claims from any of our Temporary Workers regarding these matters. However, we are unable to give any assurance that such administrative penalties will not be imposed on us or such claims will not arise in the future. In the event any claims are brought by the Temporary Workers, we may be required to pay the administrative penalties and compensation and our business operations and financial performance may be adversely affected.

(b) Full-time Employees

Our PRC operating subsidiaries have not paid, or have not been able to pay certain past social insurance for their full-time employees due to differences in local regulations and inconsistent implementation or interpretation by local authorities in the PRC, insufficient understanding of our legal obligations, and different levels of acceptance of the social insurance by the full-time employees. We have attempted to rectify the under-payment and non-payment. However, the relevant local authorities in the PRC have stated that it is not possible to process rectification payments. Our PRC operating subsidiaries have begun paying the social insurance contributions for certain of their full-time employees based on their actual received salaries, but they have not been able to rectify the prior under-payment and non-payment. Although we have sought to mitigate such risk by obtaining certain written confirmations from the applicable labor authorities and housing fund authorities confirming that no penalty has been imposed on us, our PRC operating subsidiaries may still be subject to a late charge at 0.2% per day of the outstanding social insurance contribution, a fine ranging from RMB10,000 to RMB50,000 for not attending to housing fund registration, and face proceedings or claims for the aforesaid under-payment or non-payment of social insurance and housing fund in respect of their full-time employees. We have neither received any verbal or written rectification notice from labour authority or housing fund authority nor received any complaints or claims from any of our full-time employees relating to the aforesaid under-payment or non-payment. However, we are unable to give any assurance that such administrative penalties will not be imposed on us or such claims may not arise in the future and our business operations, financial performance and financial position may not be adversely affected.

Our reasonable estimation of the potential liability for non-compliance with the PRC Labour Contract Law and its implementing rules as of September 30, 2010 is approximately $1,212,460, which includes the potential liability for non-compliance of the obligations of the social insurance and housing fund for our full-time employees and temporary workers, and reflects our current good faith estimate of the most likely aggregate costs of rectifying our potential non-compliance regarding the Law's obligations. However, our actual liability could be significantly higher.

Risks Related to The Market For Our Stock Generally

There has been only limited trading activity for our Common Stock.

While our common stock is qualified for listing on the OTC Bulletin Board, there has been limited trading activity through the date of this prospectus. We cannot provide any assurances as to when our common stock will begin trading or that an active market will develop for our common stock.

Our common stock is subject to penny stock rules.

Our common stock is subject to Rule 15g-1 through 15g-9 under the Exchange Act, which imposes certain sales practice requirements on broker-dealers which sell our common stock to persons other than established customers and "accredited investors" (generally, individuals with net worth's in excess of $1,000,000 or annual incomes exceeding $200,000 (or $300,000 together with their spouses)). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the sale. This rule adversely affects the ability of broker-dealers to sell our common stock and the ability of our stockholders to sell their shares of common stock.

Additionally, our common stock is subject to the SEC regulations for "penny stock." Penny stock includes any equity security that is not listed on a national exchange and has a market price of less than $5.00 per share, subject to certain exceptions. The regulations require that prior to any non-exempt buy/sell transaction in a penny stock, a disclosure schedule set forth by the SEC relating to the penny stock market must be delivered to the purchaser of such penny stock. This disclosure must include the amount of commissions payable to both the broker-dealer and the registered representative and current price quotations for the common stock. The regulations also require that monthly statements be sent to holders of penny stock that disclose recent price information for the penny stock and information of the limited market for penny stocks. These requirements adversely affect the market liquidity of our common stock.

The concentration of ownership of our securities by our controlling stockholder who does not participate in the management of our business can result in stockholder votes that are not in our best interests or the best interests of our minority stockholders.

Mr. Cai Yangbo owns approximately 61% of our outstanding voting securities, giving him controlling interest in the Company. However, Mr. Cai is not an executive officer or director of the Company and is not a participant in any way in the day to day affairs of the Company. Mr. Cai may have little or no knowledge of the details of the Company's operations and does not participate in the corporate governance of the Company. In addition, this concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares.

Certain provisions of our Articles of Incorporation may make it more difficult for a third party to effect a change-of-control.

Our Articles of Incorporation authorizes the board of directors to issue up to 10,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the board of directors without further action by the stockholders. These terms may include preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business and our industry. All statements other than statements of historical fact in this prospectus are forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to” “may,” “plan,” “should,” “will,” “aim,” “potential,” “continue,” or other similar expressions. The forward-looking statements included in this prospectus relate to, among others, our expectations regarding:

  our future business, financial condition and results of operations;

  market demand for and timing of introduction of our products;

  the growth of the organic food products and organic food processing industries in China;

  PRC governmental policies and regulations relating to the organic food based products and organic food processing industries; and

  general economic and business conditions in China.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the “Risk Factors,” and other sections in this prospectus. The forward-looking statements are made as of the date of this prospectus. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

OUR BUSINESS

Overview

We are a green and organic food producer headquartered in Fujian Province, China. We grow, process and distribute over 100 varieties of fresh and processed agricultural products. Our product offerings can be generally categorized into the following three main categories:

  Bamboo shoot products

  Fresh vegetable and fruit

  Processed vegetable

We are one of the leading producers of organic bamboo shoot products in China and are a provider of fresh fruits and vegetables and processed fruits and vegetables. We are vertically integrated with operations that include the planting, harvesting, processing, packaging and selling of final products. Through our vertically integrated model, we offer direct and strict control over our fresh agricultural products, which we believe allows us to generate high margins and provide stronger guarantees for product quality relative to providers that are not vertically integrated.

Our Industry

The Bamboo shoot industry

Bamboo is a group of perennial evergreen plants and is one of the fastest growing woody plants in the world. Bamboo shoots are new bamboo culms that come out of the ground. They are edible and widely used in a number of Asian dishes and broths. Bamboo shoots are low in saturated fat, cholesterol and sodium; yet they are a good source of protein, vitamin E, niacin, iron, and dietary fiber. Bamboo shoots have similar nutritional elements as asparagus and are widely recognized as a healthy, green, organic food source. (Source: www.wikipedia.com and www.nutritiondata.com)

China has over 10 million total acres (40,468 square kilometers) of bamboo forest, placing it first in the world (Source: China Bamboo Shoot Association). China is also the largest producer of bamboo shoot products with over 90% of global market share (Source: China Bamboo Shoot Association). The overall Chinese bamboo shoot industry is highly fragmented; there are currently over 2,000 bamboo shoot companies in China.

Organic food products industry

The global organic food market has experienced over 30% growth in the past few years. China is one of the world's fastest growing markets for organic food products both in terms of consumer demand and commercial production. Sales of organic food products reached $900 million in China in 2007, and accounted for only 1.5% of the global market share.( Source: www.ofcc.org.cn). The Organic Food Certificate Center estimates that China will account for more than 5% of the global organic food industry within the next ten years. (Source: www.ofcc.org.cn)

China's approach to organic food is somewhat unique as compared to other countries, in that the organic food space is segmented into Certified Organic and Green Food. "Green Food" refers to safe, fine quality and nutritious food produced and processed under the principals of sustainable development and certified by China Green Food Development Center based on special standards and permitted to be sold with green food logo. The certified green food can be divided into two groups: Grade A (allowing the use of a certain amount of chemical materials) and Grade AA (another name for organic food). (Source: "Enhancing Sustainable Development Through Developing Green Food: China's Option" presented by Liu Lijuan, First Secretary, Mission of China to the United Nations in Geneva, July, 30 2003.) Organic food production requires that no chemical be used in the process. The objectives of Green Food are low environmental impact, good food safety and social efficiency. China has adopted the Green Food certifications as an alternative to full Organic certification, enabling the production of nutritious and safe foods, without the typical drop in agricultural production output that full Organic certification could cause. (Source: Wikipedia: Organic Food; Organic Food Certification) According to our communication with China Green Food Development Center, the average length of time required to obtain a Green Food certification is about one year. Fujian Yada sells products that are certified as Green Food , as well as products that are certified as Organic Food under the JAS (Japanese Agriculture Standard). Fujian Yada has also obtained Organic Food certifications for its bamboo shoots products from China Organic Food Certification Center.

China has a strong and growing organic and green food industry. The rising popularity of organic and green foods is driven by a number of factors. First and foremost is the increasing concern of China's rising middle class with food safety. The concerns on food safety relate to both the short term purity and nutrition of the food, as well as to longer term concerns on the potential health impact of chemicals that are used in the production of the food. There is also increasing concern with the impact of agricultural production on the environment and the residual effects of agricultural chemicals on the ecosystem.

Our Operations

Our vertically integrated operations provide us with unique control over our planting bases. As a result we can ensure our products have very high quality, meet applicable certification guidelines and are delivered to customers in a timely fashion. The Company produces fresh agricultural products on its planting bases with two main purposes. The first purpose is food directly sold for consumer consumption. The second purpose is raw material sold or used for the future processing. In 2009, we supplied all fresh agricultural products directly sold for consumer consumption and a majority of the raw fresh agricultural products sold and used for further processing from our own planting bases. Fresh agricultural products are harvested, sorted, packaged and delivered directly to distributors and end-users. The remaining fresh agricultural products are delivered to production facilities for processing. The table below summarizes our planting bases as of December 31, 2009 and our anticipated expansion for 2010.

	2009	2010E
Bamboo forest	17,300 acres (70.01 square kilometers)	28,800 acres (116.55 square kilometers)
Vegetables & Fruits (including mushrooms)	10,400 acres (42.09 square kilometers) Full capacity	11,400 acres (46.13 square kilometers)

We strategically manage our planting bases to optimize operating efficiencies, to offer a broader product offering, and to support our year-round sales and processing. The following chart illustrates the planting cycle for most of our fresh produce on a 12-month basis.

Product	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Winter Bamboo Shoot
Spring Bamboo Shoot
Fuki
Corn
Mushroom
Cucumber
Grape
Grapefruit
Taro
Ginger
Radish

Bamboo forest

As of the time of this Prospectus we have the right to use approximately 21,800 acres (88.22 square kilometers) of bamboo forest. We purchase land use right of bamboo forest, or  enter into  lease agreements with the local rural village cooperatives and pay rent for the use of the land. Generally, the terms of our leases are for a period of 30 years. We are currently in the first or fifth year of each of our lease terms.

We utilize our experience in bamboo growing to improve bamboo shoot yields by timely weeding and strategic clearing of older bamboo, thus ensuring adequate light and resources to maintain optimal capacity. Bamboo shoots are harvested from December to April. During the harvest season, we hire additional temporary workers. Currently, we use no fertilizers or pesticides in growing our bamboo shoots.

We are currently at full utilization of our existing bamboo forest. We plan to expand before the end of the fourth quarter of 2010 to an aggregate of 28,800 acres (116.55 square kilometers). We expect to be able to harvest bamboo shoots produced by the new forest in December 2010. We do not expect our bamboo forest expansion to be a significant contributor to our 2010 revenue. However, we do expect the expansion to positively impact 2011 revenues.

Vegetable and fruit planting base

As of the time of this Prospectus we have the right to use over 11,400 acres (46.13 square kilometers) of vegetable and fruit planning bases through long-term lease contracts. Our leases are held under 20-year terms. We are currently in the first or fouth year of each of our lease terms.

We adopt an integrated approach in managing vegetable and fruit planting processes. Before planting, we receive sales indications from our customers on required amounts and specifications. After analyzing the indications, we formulate a planting schedule by taking into account order sizes, market dynamics, and land requirements. The lead time for agricultural production varies depending on the type of vegetable or fruit, and on average, takes three to four months. This customer-driven process is intended to improve production efficiency and eliminate over/under production of products.

Farmers conduct the entire planting process according to our standardized planting procedures using designated seeds, fertilizer, and pesticides. For each batch of products, we execute field tests for pesticide residuals and product quality 10 days before harvesting.

Our Products

We currently provide over 100 kinds of fresh and processed products that can be grouped into the following three categories: organic bamboo shoot products, fresh vegetables and fruits and processed vegetables.

Organic bamboo shoot products

We sell fresh bamboo shoots and processed bamboo shoot products. We have developed strong brand equity for bamboo shoot products in China. In 2009, our bamboo shoot revenue accounted for 49% of our total revenue. In a letter dated March 12, 2010 from the Chinese Bamboo Industry Association to the Trademark Office of State Administration of Industry and Commerce of China, the Chinese Bamboo Industry Association recommended the "Yada" trademark of Fujian Yada as a “Famous Trademark of China”, and stated in the letter that “Fujian Yada Group Co., Ltd. is one of the largest producers of boiled bamboo shoots products and dried vegetables in China”. Based on the information in this letter, we believe we are one of the largest producers of bamboo shoot food products in China.

Our bamboo shoot products are all organic, and are either certified as complying with or, to the best of our knowledge and based on our familiarity with the requirements of the certification, satisfy all the requirements necessary for certification as complying with the Japanese Agricultural Standard, or JAS, (the highest agricultural quality standard used by the Overseas Merchandise Inspection Company). However, we do not seek JAS certification for all our products that we believe satisfy the requirements for such certification since we only export some of our products to Japan. The JAS program is based on the ongoing evaluation of internal procedures and the management competence of respective certified operators. Operators under certification need to verify that procedures are in place to meet specific Standards requirements. An operator must have standard operational procedures in written form regarding all JAS relevant details of production, quality and labeling, and must prove the existence of a documented internal verification that each specific lot of products was produced in compliance with the JAS standards and the operator’s standard operational procedures. To apply for the JAS certification, an operator must submit its application to an accredited certifier of JAS certification.

Fresh bamboo shoots are harvested from December to April. According to Chinese custom, bamboo shoots which are harvested before March are "winter bamboo shoots," and those harvested starting from March are "spring bamboo shoots." Winter bamboo shoots are lower in output and higher in price compared with spring bamboo shoots. We sell most of our winter bamboo shoots and a portion of our spring bamboo shoots as fresh products, and use the rest of spring bamboo shoots as raw material to produce processed bamboo shoot products in accordance with specific customer requests.

Fresh bamboo shoots are delivered directly to customers after sorting, weighing and packaging. Processed bamboo shoots are boiled in water immediately after harvesting, and are then preserved in 18 liter metal cans. Processed bamboo shoots can be stored for up to three years before being turned into final product. We can process water boiled bamboo shoots into various forms, such as block, slice, strip or crumb, based upon customer requirements. All final products are packaged in vacuumed plastic bags.

We recently launched a new processed bamboo shoot product called the high PH bamboo shoot. It is produced from fresh spring bamboo shoots using our own proprietary process. We have applied for patent protection on the processing procedures and formulation for high PH bamboo shoots, and the application is pending. High PH bamboo shoots keep a fresh appearance, taste and flavor over time by maintaining a similar PH value level to that of fresh bamboo shoots. These attributes significantly differentiate this product from traditional processed bamboo shoots. We believe we are the sole supplier of this product in the world. By having high PH bamboo shoots, our customers are able to enjoy fresh tasting bamboo shoots during the off-season which we estimate to be during the months of May to December. Because high PH bamboo shoots are produced from low cost spring bamboo shoots and can be sold at premium off-season prices, the product is generating higher gross profit margin than fresh bamboo shoots and traditional processed bamboo shoots. While it is still early, we have experienced strong demand for high PH bamboo shoots since launching in April 2010, and believe this product has great market potential.

Bamboo wood

In order to maintain an optimal density of bamboo forests for production of bamboo shoots, we cut and harvest a proportion of older bamboo and sell it for wood products. In 2009, approximately 8% of our total revenue was derived from selling mature bamboo for use in wood products.

Fresh vegetables and fruits

Fresh fruits and vegetables accounted for 38% of our total revenue in 2009. We grow and sell 10 different varieties of vegetables and fruits, including mushrooms, corn, taro, radishes, cucumbers, ginger, grapes, and grapefruits. We harvest fresh vegetables and fruits, sort, weigh, pack and deliver these fresh vegetables and fruits to customers. Different species have different harvest seasons. Currently, all of our fresh vegetables and fruits are self-supplied from our planting bases and shipped to customers in season.

According to the certification procedures set by China Green Food Development Center, an applicant wishing to apply for Green Food certification for its products should submit the application to the provincial green food office, which will conduct a document review and an onsite inspection, designate a product inspection agency to conduct a product inspection, and, if necessary, designate a environmental monitoring station to collect and inspect samples of the relevant product. After receiving reports from the provincial green food office, the production inspect agency and the environmental monitoring station, the China Green Food Development Center will send the information it has collected to the Green Food Certification and Review Committee for its review. If the Committee decides that the product meets the Green Food standards, the Center will grant a Green Food Certification for the product to the applicant.

Our fresh vegetables and fruits are either certified, or in process of being certified, or, to the best of our knowledge based on our familiarity with the requirements of each certification, satisfy all requirements necessary for certification as Green Food by the China Green Food Development Center, the Chinese authority responsible for overseeing organic food production. According to our communication with China Green Food Development Center, the average length of time required to obtain a Green Food certification is about one year. However, we do not seek Green Food certification for all our products that we believe satisfy the requirements for the certification.

We have signed two contracts for new plantings base of approximately 1,000 acres as of November, 2010. Organic off-season fresh vegetables will be pre-processed by washing, sorting, and packaging in plastic trays before being delivered to the market. We expect off-season vegetables to become an additional avenue of growth.

Processed vegetables

Our processed vegetables are typically harvested, boiled and then dehydrated or brined. Processed vegetables include water boiled fuki, water boiled corn, brined ginger, water boiled mushrooms, dehydrated mushrooms and water boiled warabi. We supply most of the raw materials for our processed vegetables from our own planting bases. We also purchase pre-processed vegetables which are either not available in Fujian Province or we are unable to produce in sufficient quantity. Processed vegetables contributed 5% of our total revenue in 2009.

Operations

We currently process our products through two entities, Fujian Yada and Fujian Yaxin. We operate state-of-art processing workshops in the full-closed mode and employ advanced processing and testing equipment, some of which is imported from Japan, and the rest of which is from China. Our production lines can be used to produce both processed bamboo shoots and other processed products, which might have slight difference in details but sharing the same basic processing procedure.

Processing

The production process of processed products generally involves three steps. In the case of bamboo shoot as an example the steps are as follows:

Step-1 Pre-processing

Pre-processing includes boiling, peeling and washing operations for fresh bamboo shoots. This process is labor intensive and done by our workers almost entirely by hand. We hire temporary workers to operate during peak harvesting season which is normally March and April every year. However, in case of labor shortages, we can outsource harvesting to third party contractors.

Step-2 Semi-product processing

Semi-product processing includes sorting, cutting, sterilization, canning and storage. After being cut into standardized size, all semi-products would be sterilized with high temperature. Then these are stored in sealed 18 liter cans and kept under normal temperature for later further processing.

Step-3 Final-product processing

We take semi-products as raw material and further transform them into different forms such as block, flake, slice, strip and crumb according to different customer requirements. Then we pack products with seal plastic package and perform quality control for each batch of product.

Storage

As of December 31, 2009, we had 1,500 metric ton cold storage, and 10,000 square meters of room temperature warehouse space. Cold storage is used to temporarily store fresh produce before preliminary processing or delivering to customers during warm weather. Starting in the second half of 2010 cold storage will also be used to store semi-processed high PH bamboo shoots. Room temperature warehouses are used to store semi-processed products (except for semi-processed high PH bamboo shoots) and finished products.

We currently use all of our cold storage capacity. To meet demand, we are adding 10,000 metric tons of cold storage by the end of the first half of 2011. We are on target to meet that goal. As of October, 2010, the construction plan of the new storage has been finalized and the construction work has commenced. The primary purposes of building the new cold storage facility are to:

  Provide the necessary storage for fresh raw materials which are later used for processed products

  Satisfy the storage needs for our high PH bamboo shoot production

  Improve fresh produce delivery flexibility as market conditions change

Procurement

Our contracted planting bases are in China and operated by farmers on their own farmland. Products are planted according to our requirements and purchased by us at market prevailing prices. We also purchase raw materials from other suppliers including seeds, fertilizers, fresh agricultural products, semi-processed vegetables for further processing by us, and packaging materials.

We purchased some fresh and semi-processed bamboo shoots in 2009 in order to meet demand that exceeded our planting base or that did not grow in Fujian Province. Because the expansion of our bamboo forest this year will not be a large contributor to our bamboo shoot capacity until 2011, we will still need to procure additional semi-processed bamboo shoots to meet growing demand in 2010. In addition, we will still need to purchase semi-processed species of bamboo shoots that do not grow in Fujian Province, such as semi-processed bitter bamboo shoots from Sichuan Province and semi-processed slender bamboo shoots from Zhejiang Province.

Besides bamboo shoots, we also purchase some fresh and semi-processed vegetables which do not grow in Fujian Province or which we do not adequately produce from our own planting bases. In the future, we expect to continue to procure fresh and semi-processed vegetables from third party suppliers when it makes strategic sense.

Quality Control & Certificate

Product quality is a core focus of ours. We have an established and traceable quality control system in place from planting to finished products.

We conduct quality control in the following procedures:

We have obtained the following certificates for our products and planting bases:

  Japanese Agricultural Standard (the highest agricultural quality standard issued by Overseas Merchandise Inspection Company)

  ISO 9001: 2008 and ISO 9001:2000 by China Quality Certification Center (中国质量认证中心)

  Hazard Analysis and Critical Control Points by China Quality Certification center (中国质量认证中心); and

  Green Food by China Green Food Development Center (中国绿色食品发展中心)

  Organic Food Certificate by China Organic Food Certification Center (中绿华夏有机食品认证中心).

  Organic Certificate by The Institute for Marketecology (IMO)

ISO 9000 is a family of standards for quality management systems. ISO9001:2008 is the most current ISO standard and include requirements on quality management, resource management, product measurement, measurement, analysis and improvement. (source: Wikipedia)

Hazard Analysis Critical Control Point (HACCP) is a systematic preventive approach to food safety and pharmaceutical safety that addresses physical, chemical, and biological hazards as a means of prevention rather than finished product inspection. It requires the operators to conduct a hazard analysis, identify critical control points, establish critical limits and monitoring for each critical control point, and establish corrective actions. (source: Wikipedia)

The Institute for Marketecology (IMO) is one of the first and most renowned international agencies for inspection, certification and quality assurance of eco-friendly products. Its world-wide activities are accredited by the Swiss Accreditation Service (SAS) according to EN 45011 (ISO 65), which is the international standard for certification. IMO offers certification for organic production and handling according the EU Regulation (EC) N° 834/2007 and (EC) N° 889/2008. Also it has been accredited by USDA for organic certification according to the American National Organic Program (NOP). (source: http://www.imo.ch/)

The JAS certificates were granted to the Company's production process of organic bamboo shoot products as well as 437 acres of bamboo forests (divided into 15 testing sites). We selected only a portion of our bamboo forests for certification to reduce costs, and view this as a sample testing to demonstrate that our bamboo forests meet the JAS certification standard since we believe most of our bamboo forests are substantially identical in quality.

Fujian Yada has been awarded the certificate for its quality management system's compliance with the standard ISO9001: 2008 GB/T 19001-2008. The quality management system applies in the following area: production of boiled bamboo shoots soft pack can, boiled fuki soft pack can, boiled mixed vegetables soft pack can (including lotus root, osmunda japonica thunb and pteridium aquitinum ) , boiled edible fungi soft pack can, boiled corn soft pack can and 18-Liter boiled bamboo shoots can. Yaxin, another subsidiary of the Company, has been awarded the certificate for its quality management system's compliance with the standard ISO9001:2000 GB/T 19001-2000 for its production of boiled bamboo shoots soft pack can, boiled edible fungi soft pack can, boiled wild vegetables soft pack can, boiled fuki soft pack can, 18-Liter boiled bamboo shoots can and boiled fuki can.

Fujian Yada has been awarded the certificate of HACCP for the production of boiled bamboo shoots, boiled fuki, boiled mixed vegetables (including lotus root, osmunda japonica thunb, and pteridium aquitinum), boiled edible fungus, and boiled corn soft pack can. Yaxin has been awarded the HACCP certificate for the production of boiled bamboo shoots soft pack can, boiled edible fungi soft pack can, boiled wild vegetables soft pack can, boiled fuki soft pack can, 18-Liter boiled bamboo shoots can and 18-Liter boiled fuki can.

Fujian Yada has been awarded certificates of Green Food for its fresh bamboo shoots, winter bamboo shoots, sweet tangelo and sweet corn.

Fujian Yada has been awarded certificates of Organic Food for its 18-Liter canned boiled bamboo shoots, boiled bamboo shoots, sliced boiled bamboo shoots, and dried bamboo shoots.

Fujian Yada has been awarded a certificate by IMO for its organic wild collection, processing and marketing of organic products, bamboo shoots and boiled bamboo shoots.

Intellectual Property

We have registered the image of "亚达", which is composed of an image and the Chinese characters of Yada, with the Trademark Bureau of PRC State Administration of Industry and Commerce. The duration of the trademark is from June 21, 2002 to June 20, 2012. The Company intends to renew the trademark for another ten years term prior to June 20, 2012.

Research & Development

General

Our research and development efforts are intended to achieve the following objectives:

  Achieve superior product safety and quality

  Reduce production costs

  Improve planting technology in order to increase crop yields

  Develop new, high value-added products

In 2008 and 2009, we incurred no material R & D expenses because some of the our R & D activities during that period were carried out in-house by our own staff, which did not incur material expenses, and the other R & D activities were carried out through our alliances with professors and researchers from research institutes and universities with which the Company has relationships, and such professors and researchers received minimal remuneration in addition to reimbursement of limited expenses by us.

We are constantly looking to improve our profitability through product portfolio management. We intend to launch a number of new high margin products every year. We augment our direct research and development efforts through relationships with several research institutes and universities, specifically Fujian Agriculture and Forestry University, Wuyi University, and Fuzhou University. Under our agreement with Wuyi University, the Company provides intern positions for students from the Tourism and Management Department of Wuyi University. In return, Wuyi University trains its students in the Tourism and Management Department in knowledge areas relevant to the Company such as corporate management and green food. Under the agreement with Fuzhou University, the Food Science and Technology Research Institute of the university helps the Company to develop polysaccharose bamboo shoot products, and the Company pays $22,300 as research funds to the Food Science and Technology Research Institute, and provides raw materials and testing sites for the research. The Food Science and Technology Research Institute of Fuzhou University has the right to apply for patents on patentable research results, and the Company can jointly file such applications with it. If the Company jointly applies for patent with the Food Science and Technology Research Institute of Fuzhou University, the parties will share all rights over the technologies covered by such patent. If the Company does not jointly apply for patents, the Food Science and Technology Research Institute of Fuzhou University owns the technologies covered by such patents, and the Company is entitled to a non-exclusive, royalty-free license to use such patents.

According to the agreement with Fujian Agriculture and Forestry University, the university is responsible for developing “high-quality bamboo shoot product processing technologies”, and the Company is responsible for the expenditure of the research and commercialization of the research results. The Company and Fujian Agriculture and Forestry University will jointly own the property rights of any research results developed under this project. If the Company intends to commercialize the research results in mass production, a separate IP transfer or IP Licensing agreement shall be entered into between Fujian Agriculture and Forestry University and the Company. The Company believes that Fujian Agriculture and Forestry University will transfer or license any IP in the research results to the Company on commercially reasonable terms. However, we can not assure you that Fujian Agriculture and Forestry University will do so and if it does not, our access to valuable technology may be impeded or made more costly than we expected, which could adversely impact our business.

We have formed a research and development team which consists of ten members, including both our management and professors from such institutes and universities. Current projects include experiments for the use of fuki in medicinal functions and the analysis of waste usage for bamboo shoot shells.

High PH bamboo shoot

A new product launched in April 2010 is our high PH bamboo shoot. We have applied for a patent on the manufacturing process to the State Intellectual Property Office of PRC. The processing procedure and formulation for high PH bamboo shoots are totally different than that of traditional processed products. Whereas traditionally processed bamboo shoots have a sour or acidic flavor, high PH bamboo shoots have the same appearance as fresh bamboo shoots, and very closely emulate the taste and crispness of fresh bamboo shoots.

We are able to purchase fresh bamboo shoots as raw materials for our high PH bamboo shoots in March and April, during the peak growing season, when supply is high and prices are at their lowest. After processing, we are able to sell the high PH bamboo shoots in the off-season when prices are higher. Based on the average gross margin achieved by our high PH bamboo shoot products during the period from inception of sales through September 2010, which has been in excess of 65%, we are targeting 65% gross margins for high PH bamboo shoot products going forward, compared to 20% to 30% for typical fresh and processed bamboo shoot products. We are positioning our high PH bamboo shoot products for sale to premium markets such as supermarkets, high-end restaurants and hotels and experienced strong sales momentum in the first three months after introduction. The following table compares features of fresh bamboo shoots, processed bamboo shoots and high PH bamboo shoot products.

	High PH bamboo shoot	Fresh bamboo shoot	Traditional processed
Shelf life	12 months	2~3 days	12 months
Taste	Same as fresh products	Delicious and crispy	Sour
PH value	5.6~6.0	6.3~6.5	4.2~4.6
Sale period	Year-round	Dec to next April	Year-round
Gross margin	65%	20~30%	20~25%

Sales and Distribution

Domestic market

In 2009, approximately 86% of our products were sold into the domestic Chinese market. We sell products in China through more than 100 distributors and through our own sale force. Our domestic sales network covers 10 provinces and cities including Shanghai, Beijing, Tianjin, Shandong, Jiangsu, Zhejiang, Fujian, Hubei, Henan, and Guangdong. All of our processed products are sold in China under the Fujian Yada brand.

We sell products through distributors and our own sales force to:

  Farmer's markets

  Local supermarkets in Fujian Province, including Carrefour, Wal-Mart, NDH-Mart, and Yonghui

  Hotels, food courts and chain restaurants, such as Little Sheep

  Specialty stores

  Other supermarkets in Eastern China

  Food manufacturers

  The high speed train originating from the Fuzhou station

We currently have sales offices in Shanghai and Fuzhou. Our sales teams are responsible for pursuing direct sales to customers including new businesses in the Eastern China market. We sell direct to supermarkets such as Shanghai Yimaide, Kangda-mart, Hui Jin stores, and Hualian marts in Shanghai. We sell to other major supermarkets such as Carrefour, Jiadeli, RT-Mart, Tesco and Wal-mart through distributors. We now sell directly and indirectly to over 700 stores of such major supermarkets. The total sales to such supermarkets, directly or through distributors, accounted for about 9% of our total net sales for the nine months ended September 30, 2010. We are also in discussions to establish sales to several major retailers, such as Lianhua Mart in Shanghai and Shandong province, Yingzuo Mall in Shandong province, Wu Mart in Beijing, Huarun Supermarket in Jiangsu province, and a few local retailers in Hubei province. Our ongoing negotiations with these retailers focus on the domestic market in China, and we do not expect such negotiations will result in expansion of our business beyond China and Japan in the near future.

In the future, we plan to expand our sales channels through three core initiatives:

  We plan to increase the number of our direct sales to end users and also the number of our distributors.

  We expect to continue to expand our customer base to include additional brand chain supermarkets, food courts, hotels and restaurants in the Eastern China region, especially in Shanghai.

  We plan to open new distribution locations that are exclusive to the Yada brand in Shanghai, Fujian, Zhejiang, Guangdong and other provinces, starting in the second half of 2010. The first distribution location in Shanghai was opened in June 2010, and is located in a high-end large scale residential community. These locations will be dedicated to selling green and organic agricultural products under the Yada brand and will focus on bulk orders to local hotels, restaurants and stores, with a small retail component for gift packages. We intend to employ a franchise model for a majority of the distribution locations, which will allow us to create a group of new customers, maintain quality and inventory control, while reducing our working capital requirements and ongoing responsibilities for operating costs of the locations.

Japan market

In 2009, sales from the Japanese market accounted for approximately 14% of our total revenue. We sell semi-finished and final processed products to Japan. We do not currently sell fresh agricultural goods to Japan. At present, we perform all export business through one subsidiary, Shengda. We sell products in Japan through more than 20 overseas distributors. Our Japanese customers primarily consist of convenience stores and food manufacturers. In addition, we are a raw material supplier to Yamazaki, a bread manufacturer in Japan.

All of the products we sell to Japan are sold under an original equipment manufacturer, or OEM, arrangement, whereby we manufacture the products and they are labeled under a third party's brand name. However, the product package credits Fujian Yada as the raw material provider. We anticipate stable growth in the Japanese market for at least the near term.

Brand strategy

We seek to expand our customer base and enhance brand recognition by:

  Continuing to penetrate well-known supermarkets to promote organic and green food products

  Attending various green food exhibitions and organizing nutrition training sessions for distributors to promote food containing crude fiber, such as bamboo shoot products and fuki, which is hard to digest, and green agricultural food

  Launching our exclusive Yada-branded distribution locations in major cities

Competition

At present, there are thousands of bamboo shoot producers in China. The market is competitive and highly fragmented. In a letter dated March 12, 2010 from the Chinese Bamboo Industry Association to the Trademark Office of State Administration of Industry and Commerce of China, the Chinese Bamboo Industry Association recommended the “Yada” trademark of Fujian Yada as a “Famous Trademark of China”, and stated in the letter that “Fujian Yada Group Co., Ltd. is one of the largest producers of boiled bamboo shoots products and dried vegetables in China”. Based on the information in this letter, we believe we are one of the largest producers of bamboo shoot food products in China.

We believe that the principal competitive factors in our markets include the following:

  Price;

  Product quality, safety, taste and freshness;

  Ability to ensure stable and timely supply of products;

  Ability to innovate;

  Brand recognition; and

  Depth and breadth of sales network.

We believe that we compete favorably with regard to most of these factors, particularly product quality, safety, taste and freshness; ability to innovate; brand recognition; breadth and depth of sales network; and ability to ensure stable and timely supply of products. However, some of our existing and potential competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their products which over time may undermine some or all of our competitive advantages. Based on customers’ comments during communications with our sales personnel, we believe Chinese consumers generally recognize our products as having superior quality, taste and freshness. Based on communications with our customers and retailers, we believe that the prices of our products are roughly average, with some products in the market that are less expensive and others more expensive, but most approximately the same as our competitor's products. The Company also has received numerous certifications reflecting its product quality, safety and freshness, including ISO 9001 certification for its production of soft canned boiled bamboo shoots, soft canned boiled fuki, soft canned boiled mixed vegetables (including lotus root, osmunda japonica thunb and pteridium aquitinum), soft canned boiled edible fungi, soft canned boiled corn and 18-Litre canned boiled bamboo shoots; HACCP certification for its production of boiled bamboo shoots, boiled fuki, boiled mixed vegetables (including lotus root, osmunda japonica thunb and pteridium aquitinum), soft canned boiled edible fungus and soft canned boiled corn; and the Japanese Agricultural Standard certification for its production process with regard to processed organic bamboo shoots and some of its organic bamboo shoots products that are exported to Japan. The Company believes most of its competitors have not received similar certifications. Moreover, since the Company has its own planting bases and production facilities located near such planting bases, which in turn are close to the provinces and cities with major clusters of customer concentration such as Shanghai, the Company believes it has greater ability to ensure timely and stable supply of its products than many of its competitors that must rely on purchases from third parties for their raw materials and deal with complex logistics to get subsequently processed products to customers. Furthermore, the Company believes its ability to innovate is superior to that of many of its competitors, which it believes conduct little research and development. The Company believes its capacity to innovate is demonstrated by its relatively frequent new product launches, the rate of which it believes exceed the industry norm in China. The Company believes its superior brand recognition is demonstrated by its status as a “famous brand” in Fujian province. The Company believes its sales network is deeper and broader than that of most of its competitors; the Company sells to distributors in 10 provinces and cities, and sells product to major supermarkets in Fujian and Shanghai, which the Company believes most of its competitors do not. The Company believes it is particularly competitive with respect to its bamboo shoots as compared to other vegetables, primarily because it is one of the few large market players in China’s bamboo shoots production industry and the Wuyishan area in Fujian province, where its primary operations are located, is particularly well suited to growing bamboo shoots as compared to other provinces in China. The Company believes it has more large competitors engaged in the production of other vegetables and its location in Fujian province has no obvious competitive advantage with regard to such vegetables.

We attribute our success to date and potential for future growth to a combination of strengths, including the following:

  The vertical integration of planting bases and production lines creates competitive advantages. We possess our own planting bases and processing facilities, which enables us to control all facets of production, from growing the raw materials to processing and selling finished products to consumers. In 2009, we grew and supplied a majority of our raw materials, including bamboo shoots, mushrooms, corn, taro, fuki, radishes, cucumbers, ginger, grapes and grapefruits. We believe our vertically integrated business model provides us with enhanced production efficiency, stable supply of products and better control over costs.

  The strategic location of our production facilities provides us with competitive costs and adequate raw material supply. Our planting bases and processing facilities are strategically located near the borders of Fujian Province, Jiangxi Province and Zhejiang Province, as well as within close proximity to the city of Shanghai. This arrangement not only affords us access to those three provinces and the city of Shanghai, but also facilitates low logistics costs, which in turn enables us to deliver fresh agricultural products on- time. In addition, Fujian Province is widely recognized as the #1 growing area for bamboo globally. This provides us with access to a large potential planting base.

  We operate a diversified and seasonally complementary product portfolio. We sell over 100 varieties of fresh and processed agricultural products, which allows us to meet the demands of a variety of customers and mitigate seasonality risks.

  We provide high quality products through a traceable and systematic quality control system. We place significant emphasis on food safety and have a well established, traceable and strict quality control system for all stages of our business, including planting, raw material sourcing, processing, packaging, storage and transportation. We apply internal quality controls which we believe are stricter than the national standard. We have received numerous certifications for our planting, processes, and products, including ISO 9001 certification for our production of soft canned boiled bamboo shoots, soft canned boiled fuki, soft canned boiled mixed vegetables (including lotus root, osmunda japonica thunb and pteridium aquitinum), soft canned boiled edible fungi, soft canned boiled corn and 18-Liter canned boiled bamboo shoots; HACCP certification for our production of boiled bamboo shoots, boiled fuki, boiled mixed vegetables (including lotus root, osmunda japonica thunb and pteridium aquitinum), soft canned boiled edible fungus and soft canned boiled corn; and the Japanese Agricultural Standard The JAS certificates were granted to the Company's production process of organic bamboo shoot products as well as 437 acres of bamboo forests (divided into 15 testing sites). We selected only a portion of bamboo forest for certification to reduce costs, and view this as a sample testing to demonstrate that our bamboo forests meet the JAS certification standard since we believe most of our bamboo forests are substantially identical in quality.

  Our strong R&D capability allows us to continuously develop new high value-added products. We launch new products every year and continue to improve our product portfolio with high margin and high value-added products. We plan to launch at least one or two significant high margin products each year. This year, we launched high PH bamboo shoots. The product is generating strong sales in the first few months after introduction and is currently under patent application in the domestic China market.

  We have a leading market position and significant brand equity. We believe we are the largest supplier of bamboo shoots in terms of sales volume and a leading supplier of fresh and processed vegetables and fruit in China. We sell our products under the Fujian Yada brand in China and private labels in the Japanese market. We believe we have achieved brand recognition in China, especially in Fujian Province, where our headquarters are located.

  We have established multi-layered sales channels and an extensive sales network in Chinese and Japanese markets. We sell all fresh agricultural products and a portion of our processed products in China through an extensive nationwide sales and distribution network, covering 10 provinces and cities. This network was comprised of more than 100 distributors and about 40 direct sales employees of our sales offices in Shanghai and Fuzhou. We sell our products to farmers markets and supermarkets in Fujian and in Shanghai (including but not limited to Carrefour, Wal-Mart and Yonghui), and various food manufacturers, chain restaurants and retailers in China. We also plan to open exclusive, Yada-branded distribution locations in Shanghai, and in Guangdong, Zhejiang and Fujian provinces.

Growth strategy

As a vertically integrated green and organic agricultural product producer in China with strong brand recognition, we believe we are well positioned to capitalize on future industry growth. We are focused on leveraging industry opportunities and our competitive strengths to become China's leading brand for green and organic food products through the following initiatives:

  Expand our planting base. Our planting bases are running at close to full capacity. Our 17,300 acres of bamboo forest produced approximately 25,000 metric tons of bamboo shoots in 2009. Our 10,400 acres of vegetable and fruit planting bases collectively produced approximately 50,000 metric tons of vegetables and fruits in 2009. In order to satisfy increasing market demand, we plan to expand our bamboo forest by an additional 11,500 acres of bamboo forest and an additional 1,000 acres of planting bases by the end of 2010. We are on target to meet that goal. As of November 30, 2010, we have added approximately 4,500 acres of bamboo forest and approximately 1,000 acres of planting base. We expect to secure additional land rights under terms that are consistent with our past practices.

  Improve our profitability by continuously introducing new high value added products. We currently offer fresh and processed bamboo shoots, fresh and processed vegetables and fresh fruits. We constantly evaluate our products and adapt to changes in market conditions by updating our products to reflect new trends in consumer preferences. Through our own research and development and cooperation with academic institutions, we plan to introduce at least 1 or 2 new products each year, which are higher value added than existing products and are able to improve our profitability. For instance, we recently launched high PH bamboo shoots, which we believe provide a significant competitive advantage. We have submitted a patent application on the high PH bamboo shoot product line.

  Further expand our domestic sales and distribution network and enter new markets. We are focused on expanding our sales and distribution channels in the domestic China market, and maintaining existing customers in Japan. We currently sell through distributors and members of our own sales force to farmers' markets, supermarkets, food manufacturers, restaurants and retailers in China. To support our future growth, we intend to further expand our domestic sales and distribution channels in our covered geographic areas and explore new markets by increasing Fujian Yada's brand presence in additional supermarkets.

  Increase our cold storage capacity. Currently, we have 1,500 metric ton cold storage facility for storing fresh and semi-finished products. In 2009, our cold storage capacity was fully utilized. We plan to invest approximately $2.9 million in a new 10,000 metric ton cold storage facility in order to meet the requirements of our existing products and the anticipated need for recent new product launches. We are on target to meet that goal. As of October, 2010, the construction plan has been finalized and the construction work has commenced.

  Further enhance our brand recognition. We have been gaining brand recognition in China, especially in Fujian Province. We will further enhance our branding through branded counters in supermarkets. We also plan to open a number of new exclusive Yada-branded distribution locations in select locations in China.

Regulation

The food industry, of which vegetable and fruit based products form a part, is subject to extensive regulation in China. The following summarizes the most significant PRC regulations governing our business in China.

Food Hygiene and Safety Laws and Regulations

As a producer of food products in China, we are subject to a number of PRC laws and regulations governing food safety and hygiene, including:

  The PRC Product Quality Law

  The PRC Food Safety Law

  The PRC Food Hygiene Law

  The Implementation Rules on the Administration and Supervision of Quality and Safety in Food Producing and Processing Enterprises

  The Regulation on the Administration of Production Licenses for Industrial Products

  The Provisional Rules on the Relase of Food Advertisement

  The Provisions on the Administration of Hygiene Registration of Export Food Producing Enterprises

  The General Measure on Food Quality Safety Market Access Examination

  The General Standards for the Labeling of Prepackaged Foods

  The Standardization Law

  The Special Rules on Strengthening Safety and Supervision of Food and other Products

  The Regulation on Hygiene Administration of Food Additive

  The Regulation of Administration of Bar Code Merchandise

  The PRC Metrology Law

These laws and regulations set out safety and hygiene standards and requirements for various aspects of food production, such as the production, packaging, handling, labeling and storage of food for the use of facilities and equipment that make food, as well as for the use of additive in food. Failure to comply with these laws and regulations may result in confiscation and destruction of our products and inventory, confiscation of proceeds from the sale of non-compliant products, fines, suspension of production and operations, product recalls, revocation of licenses, and, in extreme cases, criminal liability.

We believe that we have complied to all material respects to the PRC Food Hygiene and Safety laws and regulations applicable to us or our business.

Environmental Regulations

We are subject to various governmental regulations related to environmental protection. The major environmental regulations applicable to us include:

  The Environmental Protection Law of the PRC

  The Law of PRC on the Prevention and Control of Water Pollution

  Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution

  The Law of PRC on the Prevention and Control of Air Pollution

  Implementation Rules of the Law of PRC on the Prevention and Control of Air Pollution

  The Law of PRC on the Prevention and Control of Solid Waste Pollution

  The Law of PRC on the Prevention and Control of Noise Pollution

Our manufacturing facilities are subject to various pollution control regulations with respect to water, air and noise pollution as well as the disposal of waste and hazardous materials. We are also subject to periodic inspections by local environmental protection authorities. Our operating subsidiary has received certifications from the relevant PRC government agencies in charge of environmental protection indicating that their business operations are in material compliance with the relevant PRC environmental laws and regulations. We are not currently subject to any pending actions alleging any violations of applicable PRC environmental laws.

PRC Land Law

Under the PRC laws, land in urban districts shall be owned by the State, Land in the rural areas and suburban areas, except otherwise provided for by the State, shall be collectively owned by farmers including land for building houses land and hills allowed to be retained by farmers.

The procedures and practice for issuing title certificates for farmer-collectively-owned land are less clear. Notwithstanding that PRC authorities have issued several legal directives and rules to regulate the process of issuing Collectively-owned Land Title Certificates (集体土地所有证) (for farmland) and Forest Title Certificates (林权证) (for forest land) to evidence the ownership of the farmers to the farmer-collectively-owned land, in practice, not many areas in the PRC have implemented such a system due to difficulties in identifying the proper owners for such farmer-collectively-owned lands, amongst other reasons.

Under the PRC laws, farmers of a rural cooperative or other individuals or organizations desiring to cultivate lands are required to enter into Contracted Farming Agreements (承包合同) with the Villagers' Committees (村委会) or Rural Collective Economic Organizations (村集体经济组织) in order to legally obtain a Rural Land Contracted Operation Right (农村土地承包经营权) for use in crop farming, forestry, animal husbandry and fisheries production under a term of 30 years. The contractees should sign a contract with the (correspondents contractor) which can be a Villagers' Committee (村委会) or a Rural Collective Economic Organization (村集体经济组织), to define each other's rights and obligations. Farmers who have contracted land for operation are obliged to use the land rationally according to the purposes agreed upon in the contracts. The right of operation of land contracted by contractors shall be protected by law. Within the validity term of a contract, the adjustment of land contracted by individual contractors should get the consent from over two-thirds majority vote of the villagers' congress of a Rural Collective Economic Organization (村集体经济组织) or over two-thirds of villagers' representatives of a Villagers' Committee (村委会) and then be submitted to land administrative departments of the township (town) people's government and county level people's government for approval.

Due to the lack of a well-developed central filing and registration system of administration and supervision in the PRC rural areas, not many Villagers' Committees or Rural Collective Economic Organizations (村集体经济组织) in practice would formally sign Contracted Farming Agreements (承包合同) when granting Rural Land Contracted Operation Right (土地承包经营权) to farmer-households.

Preferential Policies for the Agriculture Industry

As part of the agricultural industry in China we enjoy certain preferential policies. Currently earnings from certain products that we produce and sell are exempt from China's value added tax and enterprise income tax. We have been exempt from the value added tax and enterprise income tax for the past four years. This exemption is reviewed on an annual basis and can be eliminated at any time. Elimination of this exemption would increase our tax expenses and impact our profitability.

Under a preferential policy related to agricultural product development, the Ministry of Agriculture and the Agriculture Department of Fujian Province subsidizes a portion of the interest payments on our outstanding commercial loans. In addition, the provincial government in Fujian Province subsidizes certain utility costs, including water.

Our Employees

At present, we employed total of 355 full-time employees in the following functions:

Department	Number of Employees
Senior Management	5
Human Resource & Administration	15
Production & Procurement	260
Sales & Marketing	47

Accounting	28
Total	355

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. We believe that we are in material compliance with the relevant PRC employment laws.

Seasonality

As is typical in the food and food processing industry, we experience seasonality in our business. Our bamboo shoots business operates primarily in the first and fourth fiscal quarters every year. Our fresh fruit and vegetable business varies according to the seasonality of each type of vegetable and fruit. Our fruit and vegetable processing lines are mainly carried out year-round because our primary source fruits are harvested during different periods and must be processed right away.

In fiscal year 2009, sales during the first and fourth fiscal quarters accounted for approximately 70% of our total sales. As a result of seasonality, our personnel, working capital requirements, cash flow and inventories vary throughout the year.

We are looking to expand our products into additional categories of vegetables that, in part, will extend the season and provide increase revenues during our current "off peak" seasons.

Properties

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our headquarters in Nanping City which extend until 2053 to 2055.

We secure access to our planting base through land use agreements that we enter into with the local provincial government or rural village cooperatives. In turn, under the Rural Contracting Law of 2002, the cooperatives grant us the right to enter on the land, and plant and harvest, pursuant to the terms of a rural land use contract. We have entered into 17 planting base lease agreements and five bamboo forest lease agreements with local rural villagers’ committees as of June 30, 2010. The total relevant rental cost of the planting bases is approximately $742,000 per annum, and that of the bamboo forest is approximately $1,547,000 per annum. Generally, we pay the annual rental costs to the village cooperatives at the end of every year. According to the Entrusting Collecting Agreements entered into with individuals who supervise the planting bases and bamboo forests, the rentals are paid to the rural cooperatives and collected by entrusted individuals on behalf of the Company. These rural land use contracts generally grant us the right to harvest bamboo forest for a term of 30 years, and to farm the land for vegetable and fruits for a term of 20 years. We are in the fourth year of the 20-year lease term of each vegetables and fruits planting base lease agreement and in the fifth year of the 30-year lease term of each bamboo forest lease agreements.

Insurance

We have property insurance for all of our facilities. We believe our insurance coverage is customary and standard for companies of comparable size in comparable industries in China. We do not have any business liability, interruption or litigation insurance coverage for our operations in China. Insurance companies in China offer limited business insurance products. While business interruption insurance is available to a limited extent in China, we have determined that the risks of interruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Therefore, we are subject to business and product liability exposure.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business, including claims of alleged infringement, misuse or misappropriation of intellectual property rights of third parties. As of the date of this prospectus, we are not a party to any such litigation which we believe would have a material adverse effect on us.

CORPORATE STRUCTURE AND HISTORY

Our Corporate Structure

We are a Nevada holding company and conduct substantially all of our business through our operating subsidiary Fujian Yada in China. We own all of the equity in Fujian Yada through Sino Oriental and Sino Oriental’s wholly owned subsidiary Misaki. Both Sino Oriental and Misaki are intermediate holding companies and have no other significant assets and operations of its own. Fujian Yada is incorporated in China in 2001. Subsequently, in a series of transactions in 2010, Misaki acquired 100% ownership of Fujian Yada.

The following chart reflects our organizational structure as of the date of this prospectus.

Our Corporate History

We were originally incorporated in the State of Nevada on May 31, 2008 to effect the reincorporation of Senior Management Services of Palestine, Inc., a Texas corporation, mandated by the plan of reorganization discussed below.

On January 17, 2007 Senior Management Services of Palestine, Inc. and its affiliated companies (collectively "SMS Companies"), filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code. On August 1, 2007, the bankruptcy court confirmed the First Amended, Modified Chapter 11 Plan (the "Plan"), as presented by SMS Companies and their creditors. The effective date of the Plan was August 10, 2007.

Halter Financial Group, Inc., participated with SMS Companies and their creditors in structuring the Plan. As part of the Plan, Halter Financial Group, Inc. provided $115,000 to be used to pay professional fees associated with the Plan confirmation process. Halter Financial Group, Inc. was granted an option to be repaid through the issuance of equity securities in 23 of the SMS Companies, including Senior Management Services of Palestine, Inc.

Halter Financial Group, Inc. exercised the option, and as provided in the Plan, 80% of our outstanding common stock, or 400,000 shares, was issued to Halter Financial Group, Inc. in satisfaction of Halter Financial Group, Inc.’s administrative claims. The remaining 20% of our outstanding common stock, or 100,004 shares, was issued to 449 holders of unsecured debt. The 500,004 shares, or Plan Shares, were issued pursuant to Section 1145 of the Bankruptcy Code. As further consideration for the issuance of the 400,000 Plan Shares to Halter Financial Group, Inc., the Plan required Halter Financial Group, Inc. to assist us in identifying a potential merger or acquisition candidate, to provide for the payment of our ongoing operating expenses and to provide us, at no cost, with consulting services, including assisting us with formulating the structure of any proposed merger or acquisition. Additionally, Halter Financial Group, Inc. was responsible for paying our legal and accounting expenses related to this registration statement and our expenses incurred in consummating a merger or acquisition.

On November 4, 2009, we entered into a share purchase agreement with Yang Yongjie, a resident of China, pursuant to which Yang Yongjie acquired 4.5 million shares of our common stock for $4,500 or, $.001 per share. At that time, our business plan was to develop the Chinese restaurant concept currently undertaken by Legend Restaurant Management, a Samoa corporation in which Yang Yongjie owns an interest. In connection with the share purchase agreement Yang Yongjie was appointed to be our sole director and executive officer. After giving effect to this transaction, 5,000,004 shares of our common stock were issued and outstanding.

On April 13, 2010, Zhan Youdai and Liufeng Zhou, Zhan Youdai's spouse, entered into an agreement with Misaky, a limited liability company incorporated in Hong Kong, pursuant to which Misaky agreed to acquire 100% of the equity interest in Fujian Yada for cash consideration of RMB31,157,000. The transaction was completed on May 26, 2010. Before the acquisition by Sino Oriental as described below, Cai Yangbo held 100% of the equity interest in Misaky on behalf of Zhan Youdai who was the sole beneficial owner with full power to direct the voting and disposition of such equity interest and the sole director of Misaky. Misaky is an investment holding company without any other business activities and only holds the 100% equity interest in Fujian Yada.

On July 2, 2010, Cai Yangbo, the holder of 100% of the shares of Misaky, which owned 100% of the equity interest of Fujian Yada, entered into an agreement with Sino Oriental, a limited company incorporated in the British Virgin Islands, pursuant to which Sino Oriental agreed to acquire 100% of the equity interest in Misaky for cash consideration of HK$3,001, equivalent to the issued and paid up share capital of Misaky. Upon the completion of the transaction on July 2, 2010, Fujian Yada and Misaky became wholly owned subsidiaries of Sino Oriental. Before and immediately after the completion of the transaction on July 2, 2010, pursuant to a trust agreement, Mr. Zhan had beneficial ownership of Fujian Yada, Misaky and Sino Oriental.

Before the acquisition by the Company completed on August 20, 2010 as described below, Cai Yangbo held approximately 76.91 % of the equity interest in Sino Oriental on behalf of Zhan Youdai who was the sole beneficial owner with full power to direct the voting and disposition of such equity interest and the sole director of Sino Oriental. Sino Oriental is an investment holding company without any other business activities and only holds 100% equity interest in Misaky. The restaurant business did not develop as anticipated and on August 20, 2010, we entered into a share cancellation agreement with Yang Yongjie pursuant to which Yang Yongjie surrendered for cancellation 3,895,272 shares of our outstanding common stock that were previously issued to him pursuant to the securities purchase agreement dated November 4, 2009. The consideration for the cancellation was inducement of the share exchange between Sino Oriental and the Company.

On August 20, 2010, we entered into an exchange agreement with Sino Oriental Agriculture Group Ltd. and the shareholders of Sino Oriental Agriculture Group Ltd, pursuant to which all of the shareholders of Sino Oriental Agriculture Group Ltd. transferred all of the issued and outstanding stock of Sino Oriental Agriculture Group Ltd. to us, and in exchange we issued to such shareholders 11,685,617 newly issued shares of our common stock. In connection with the exchange agreement Yang Yongjie agreed to resign as a director and as an officer. Zhan Youdai and Zhang He were appointed to be our directors and Zhan Youdai and Tsang Yin Chiu Stanley were appointed as our executive officers. Prior to the execution of the exchange agreement on August 20, 2010, Fujian Yada had reorganized its corporate structure and acquired Fujian Yaxin Food Co., Ltd., Fujian Shengda Import and Export Trading Co., Ltd. and Fujian Xinda Food Co., Ltd., all companies registered under the laws of the PRC and previously jointly owned by Mr. Zhan and his spouse, Liufeng Zhou. Upon completion of this reorganization, Fujian Yaxin Food Co., Ltd., Fujian Shengda Import and Export Trading Co., Ltd. and Fujian Xinda Food Co., Ltd. became the wholly owned subsidiaries of Fujian Yada.

Immediately prior to completion of the exchange pursuant to the exchange agreement, on August 20, 2010, the trust agreement was terminated and Cai Yangbo, the majority shareholder of Sino Oriental prior to the exchange, and Zhan Youdai entered into an Option Agreement, pursuant to which Zhan Youdai has an option to purchase all the equity interest in the Company held by Cai Yangbo at any time during the period commencing on the 180th day following the signing date of the Option Agreement and ending on the second anniversary of the signing date of the Option Agreement, at an aggregate exercise price of US$84,981,327. Under its terms, the option was not exercisable for a period of six months, so for a period of four months Mr. Zhan did not beneficially own the shares of Asia Green Agriculture Corporation. However, because he became the Company's Chief Executive Officer and sole director shortly after the exchange, he did have control of the Company from and after the time he assumed such duties.

Also on August 20, 2010 we closed the transactions under a securities purchase agreement dated July 23, 2010 with certain institutional investors, including CID Greater China Venture Capital Fund III LP, Value Partners Hedge Master Fund Limited, Hudson Bay Master Fund Ltd., the USX China Fund, Damaco Venture Capital Fund, RL Capital Partners, L.P., and Halter Global Opportunity Fund LP., pursuant to which we sold 1,939,407 units at $7.88 per unit for an aggregate purchase price of approximately $15.3 million. Each unit consisted of one newly issued share of our common stock and a warrant to purchase one-fifth of a share of our common stock. The warrants are exercisable at $9.45 per share and have a term of three years. The total number of shares of common stock issuable upon exercise of the warrants issued to the investors was 387,881. We also issued warrants to purchase 135,759 shares of common stock to certain placement agents and financial advisors, including William Blair & Company, L.L.C and Halter Financial Securities, Inc., on the same terms as those sold to the investors. In connection with that transaction, we agreed to register the shares of our common stock within a pre-defined period. This prospectus is part of a registration statement which is being filed with the SEC to effect that registration.

As a result of these transactions, we currently have outstanding 14,729,756 shares of common stock and 523,640 shares of common stock underlying certain three year warrants to purchase common stock at $9.45 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a green and organic food company with headquarters in Fujian Province, China. We currently provide over 100 kinds of fresh and processed products in three principal categories, bamboo shoot products, fresh vegetables and fruit, and processed vegetables. Bamboo shoot products accounted for 49% of our revenue in 2009, while fresh vegetables and fruit accounted for 38% of revenue, processed vegetables for 5% of revenue, and bamboo wood for 8% of revenue, respectively. We have an integrated production line consisting of planting, manufacturing and sales of final products. We can supply most of fresh raw material from our own land. We conduct our operations in China and sell products in 10 provinces and administrative regions in China as well as the Japanese market. In 2009, we derived approximately 86% of our revenue in China and approximately 14% in Japan. Agricultural products are naturally subject to seasonality tied to their local growing season. For example, our fresh bamboo shoots, an important revenue driver, are only available for sale from approximately December through April. As a result, our fourth and first quarter revenues tend to be significantly higher than our second and third quarter revenues. We seek to offset the impact of seasonality on our revenues by managing a diversified portfolio of products. In addition to product diversification, we use cold storage facilities to preserve some of our fresh products to extend their season and time market sales to improve gross margin. We also maintain research and development facilities which focus on the development of unique products which either have unique size or flavor characteristics or which have the potential to expand the market for products, such as our high PH bamboo shoots.

We view our integrated operations as key to the quality of our products, as we monitor substantially all of our products from seed to ultimate sale. Accordingly, our ability to grow is dependent in part on the size of lands we control under lease, and our processing and storage capacity. We are currently experiencing rapid growth in our business and continually seek to procure additional lands for planting. We anticipate making capital expenditures over the next twelve to 24 months to increase our cold storage capacity, increase production resources and establish new corporate offices.

Our growth strategy is currently centered on the following five initiatives:

  Expand our planting base.

  Improve our profitability by continuously introducing new high value added products.

  Further expand our domestic sales and distribution network and enter new markets.

  Increase our cold storage capacity.

  Further enhance our brand recognition.

We are continuing to invest in new forest and planting bases. The table below summarizes our planting bases as of December 31, 2009, November 31, 2010 and our anticipated expansion through the end of 2010.

	December 31, 2009	November 30, 2010	December 31, 2010 (est.)
Bamboo forest	17,300 acres (70.01 square kilometers)	21,800 acres (88.22 square kilometers)	28,800 acres (116.55 square kilometers)
Vegetables & Fruits	10,400 acres (42.09 square kilometers)	11,400 acres (46.13 square kilometers)	11,400 acres (46.13 square kilometers)

Through our research and development initiatives we plan to introduce at least one or two new products per year with the potential capture higher gross margins and improve profitability. We launched the sale of our proprietary high PH bamboo shoot product line in April 2010, and have experienced gross margins of approximately 70% on sales of that product through September 30, 2010. Gross margins for the nine months ended September 30, 2010 increased to 38% as a result of product mix, including the sale of more high margin products such as bamboo wood and the new high PH bamboo shoots.

We currently sell through distributors and members of our own sales force to farmers' markets, supermarkets, food manufacturers, restaurants and retailers in China. The following table shows the number of internal sales team members, outside sales agents and markets served at December 31, 2009 and September 30, 2010.

	December 31, 2009	September 30, 2010
Internal Sales Team Members	27	54
Distributors and agents	84	116

We have a 1,500 metric ton cold storage facility for storing fresh and semi-finished products, which is fully utilized. We are investing approximately $2.9 million in a new 10,000 metric ton cold storage facility in order to meet the requirements of our existing products and the anticipated need for recent new product launches. As of November 2010, the construction plan has been finalized and the construction work has commenced.

We have been gaining brand recognition in China, especially in Fujian Province. We will further enhance our branding through branded counters in supermarkets. We also plan to open a number of new exclusive Yada-branded distribution locations in select locations in China. At September 30, 2010 we had expanded our sales to approximately 700 supermarket stores and had opened 3 Yada-branded distribution locations.

In 2011, we plan to expand our sales network domestically, with our focus on the cities of Jinan, Nanjing, Beijing, Tianjin and Harbin. We have no immediate plans to expand our international sales presence beyond Japan.

Recent Developments

In the first nine months of 2010, our sales revenue grew by 94% to $50.7 million, from $26.1 million in the same period of 2009. Net income grew by 201% in the first nine months of 2010 to $16.6 million, from $5.5 million in the same period of 2009. Our gross margin for the first nine months of 2010 was approximately 38%.

On August 20, 2010, we acquired all of the outstanding capital stock of Sino Oriental. a British Virgin Islands company in exchange for the issuance of 11,685,617 newly issued shares of our common stock. Sino Oriental is a holding company whose sole asset is 100% of the outstanding the capital stock of Misaky, a Hong Kong company. Misaky is also a holding company whose sole asset is 100% of the outstanding capital stock of Fujian Yada, a company formed in the People's Republic of China. Fujian Yada has three operating subsidiaries each of which are formed in, and operate in, the People's Republic of China. The acquisition of Sino Oriental and its subsidiaries was accounted for as a reverse merger.

Also on August 20, 2010, under the terms of the Securities Purchase Agreement, we sold 1,939,407 units, each consisting of one share of our common stock and a warrant to purchase one-fifth of a share of our common stock, to certain institutional investors for a total of $15.3 million. The warrants entitle their holders to purchase, in the aggregate, 387,881 shares of our common stock. In addition, we issued to the Placement Agents and the financial advisor warrants to purchase 135,759 shares of our common stock. The warrants are exercisable at a price of $9.45 per share and have a term of three years.

In 2011, we plan to expand our sales network domestically, with our focus on the cities of Jinan, Nanjing, Beijing, Tianjin and Harbin. We have no immediate plans to expand our international sales presence beyond Japan.

Results of Operations

Three Months Ended September 30, 2010 Compared to Three Months Ended September 30, 2009

The following table sets forth key components of our results of operations for the periods indicated, both in dollars and as a percentage of our net sales.

(All amounts, other than percentage, in thousands of US dollars)

Item	For the three months ended			For the three months ended
	September 30, 2010			September 30, 2009
(Unaudited)	(As reported)			(As reported)
	In	As a		In	As a
	Thousands	Percentage		Thousands	Percentage
		of			of
		Net Sales			Net Sales
Net Sales	$18,003	100%		$6,956	100%
Cost of Sales	(8,459)	(47%	)	(4,684)	(67%	)
Gross profit	9,544	53%		2,272	33%
Selling and administrative expenses	(741)	(4%	)	(123)	(2%	)
Operating income	8,803	49%		2,149	31%
Government Grant Income	8	-		-	-
Other net loss	(125)	(1%	)	(161)	(2%	)
Net finance costs	(337)	(2%	)	(124)	(2%	)
Income before income taxes	8,349	46%		1,864	27%
Income tax credit	88	1%		(18)	-
Net income	8,437	47%		1,846	27%

The functional currency of the Company is RMB; however, our financial information is expressed in USD. The results of operations reported in the table above is based on the exchange rate of RMB 6.761 to $1 for the three months ended September 30, 2010 and the rate of RMB 6.821 to $1 for the three months ended September 30, 2009.

Net Sales. Our net sales consist of revenue derived from the sale of our food products, less discounts and returns. For the three months ended September 30, 2010 our net sales were $18.0 million compared to $7.0 million for the same period last year, an increase of $11.0 million or approximately 157%. The increase was primarily due to overall increased demand for our products in the Chinese domestic market, and to a lesser extent to the sales of our newly launched high PH bamboo shoots. Of such increase, approximately $9.0 million was attributable to increased sales volume of our products, while approximately $2.0 million was due to higher average selling prices of our products.

Cost of Sales. Our cost of sales is primarily comprised of the costs of our raw materials, labor, overhead and sales tax. For the three months ended September 30, 2010 our cost of sales were $8.5 million compared to $4.7 million for the same period last year, an increase of $3.8 million or approximately 81%. This increase was primarily due to the increase of sales volume. As a percentage of net sales, the cost of sales decreased to approximately 47% for the three months ended September 30, 2010 from approximately 67% for the three months ended September 30, 2009. The decrease was primarily due to an increase in sales of higher margin products during the more recent period.

Gross Profit and Gross Margin. Our gross profit is equal to our net revenues less our cost of sales. Our gross profit was $9.5 million for the three months ended September 30, 2010, compared to $2.3 million for the same period last year, an increase of $7.2 million or approximately 313 percent. Gross profit as a percentage of net sales was approximately 53% and 33% for the three months ended September 30, 2010 and 2009, respectively. The increase in the gross margin when comparing the two periods was primarily driven by the relatively greater contribution in the more recent period from products such as bamboo wood and high PH bamboo shoots with higher gross margin. The gross margin of our high PH bamboo shoots was 73%, and that of our bamboo wood was 79% for the three months ended September 30, 2010. There were no sales of bamboo wood or high PH bamboo shoots in the three months ended on September 30, 2009. Excluding the sale of bamboo wood and high PH bamboo shoots, our gross margin for the three months ended September 30, 2010 would have been 36% instead of 53%.

Selling and Administrative Expenses. Our selling and administrative expenses increased $0.6 million, or approximately 502%, to $0.7 million for the three months ended September 30, 2010 from $0.1 million for the three months ended September 30, 2009.

Our selling expenses include sales commissions, the cost of promotional materials, salaries and fringe benefits of sales personnel, transportation costs and other sales related costs. Our selling expenses increased to $0.46 million for the three months ended September 30, 2010. We did not have material selling expenses for the three months ended September 30, 2009. As a percentage of net sales, selling expenses for the three months ended September 30, 2010 were approximately 3%, as compared to 0% for the three months ended September 30, 2009. Both the dollar and percentage increase of our selling expenses is generally attributable to the increase in the expenses associated with our sales expansion in Chinese domestic market.

Our administrative expenses primarily include the costs associated with staff and support personnel who manage our business activities, office expense, professional fees paid to third parties, foreign exchange expense, and depreciation of non-production facilities. Our administrative expenses increased $0.18 million, or approximately 180%, to $ 0.28 million for the three months ended September 30, 2010 from $0.10 million for the three months ended September 30, 2009. The increase is mainly attributed to the professional fees paid to third parties that we did not incur during the three months ended September 30, 2009, and to a lesser extent to the increase in salaries, depreciation costs and travel expenses. As a percentage of net sales, administrative expenses remained relatively unchanged at approximately 1% for the three months ended September 30, 2010 and the three months ended September 30, 2009.

Net Finance Costs. Our net finance costs increased to $0.3 million for the three months ended September 30, 2010 from $0.1 million for the three months ended September 30, 2009. The increase is mainly due to the increase in average bank loan balances.

Income Taxes. We had income tax credit of $0.09 million for the three months ended September 30, 2010, as compared to an income tax expense of $0.02 million for the three months ended September 30, 2009. This was primarily attributable to the tax loss, due primarily to our tax exemption on profits from fresh produce, incurred for the three months ended September 30, 2010.

Net Income. Our net income increased by $6.6 million or approximately 357%, to $8.4 million for the three months ended September 30, 2010 from $1.8 million for the three months ended September 30, 2009. The main reasons for the growth of our net income were due to the changes in our other key components of our results of operations discussed above.

Nine months Ended September 30, 2010 Compared to Nine months Ended September 30, 2009

The following table sets forth key components of our results of operations for the periods indicated, both in dollars and as a percentage of our net sales.

(All amounts, other than percentage, in thousands of US dollars)

	For the nine months			For the nine months
Item	ended			ended
	September 30, 2010			September 30, 2009
(Unaudited)	(As reported)			(As reported)
	In	As a		In	As a
	Thousands	Percentage		Thousands	Percentage
		of			of
		Net Sales			Net Sales
Net Sales	$50,654	100%		$26,134	100%
Cost of Sales	(31,384)	(62%	)	(19,857)	(76%	)

Gross profit	19,270	38%		6,277	24%
Selling and administrative expenses	(1,945)	(4%	)	(507)	(2%	)
Operating income	17,325	34%		5,770	22%
Government Grant Income	39	-		12	-
Other net income / (loss)	25	-		(71)	(1%	)
Net finance costs	(700)	(1%	)	(356)	(1%	)
Income before income taxes	16,689	33%		5,355	20%
Income tax (provision) credit	(79)	-		163	1%
Net income	16,610	33%		5,518	21%

The functional currency of the Company is RMB; however, our financial information is expressed in USD. The results of operations reported in the table above is based on the exchange rate of RMB 6.798 to $1 for the nine months ended September 30, 2010 and the rate of RMB 6.822 to $1 for the nine months ended September 30, 2009.

Net Sales. Our net sales consist of revenue derived from the sale of our food products, less discounts and returns. For the nine months ended September 30, 2010 our net sales were $50.7 million compared to $26.1 million for the same period last year, an increase of $24.6 million or approximately 94%. The increase was primarily due to increased market demand for our products in the Chinese domestic market, and to a lesser extent an increase in average selling prices. To a still lesser extent, the increase was due to the sales of our new high PH bamboo shoot products. Of such increase, approximately $16.6 million was attributable to increased sales volume of our products, while approximately $8.0 million was due to higher average selling prices of our products.

Cost of Sales. Our cost of sales is primarily comprised of the costs of our raw materials, labor, overhead and sales tax. For the nine months ended September 30, 2010 our cost of sales were $31.4 million compared to $19.9 million for the same period last year, an increase of $11.5 million or approximately 58%. This increase was primarily due to the increase of sales volume. As a percentage of net sales, the cost of sales decreased to approximately 62% for the nine months ended September 30, 2010 from approximately 76% for the nine months ended September 30, 2009. The decrease was primarily due to an increase in sales of higher margin products during the more recent period.

Gross Profit and Gross Margin. Our gross profit is equal to our net revenues less our cost of sales. Our gross profit was $19.3 million for the nine months ended September 30, 2010, compared to $6.3 million for the same period last year, an increase of $13.0 million or approximately 206%. Gross profit as a percentage of net sales was approximately 38% and 24% for the nine months ended September 30, 2010 and 2009, respectively. The increase in the gross margin when comparing the two periods was primarily driven by the relatively greater contribution in the most recent period by sales of higher margin products such as bamboo wood and the newly launched high PH bamboo shoots, and to a lesser extent the increase in average sales prices in Chinese domestic market. The gross margin of our high PH bamboo shoots was 76%, and that of our bamboo wood was 79% for the nine months ended on September 30, 2010. There were no sales of bamboo wood or high PH bamboo shoots in the nine months ended on September 30, 2009. Excluding the sale of bamboo wood and high PH bamboo shoots, our gross margin for the three months ended September 30, 2010 would have been 30% instead of 38%.

Selling and Administrative Expenses. Our selling and administrative expenses increased $1.4 million, or approximately 284%, to $1.9 million for the nine months ended September 30, 2010 from $0.5 million for the nine months ended September 30, 2009.

Our selling expenses include sales commissions, the cost of promotional materials, salaries and fringe benefits of sales personnel, transportation costs and other sales related costs. Our selling expenses increased to $1.0 million for the nine months ended September 30, 2010, compared to $0.1 million for the same period last year, an increase of $0.9 million. As a percentage of net sales, selling expenses for the nine months ended September 30, 2010 were approximately 2%, as compared to 1% for the nine months ended September 30, 2009. Both the dollar and percentage increase of our selling expenses is generally attributable to higher expenses associated with our sales expansion in Chinese domestic market, and to a lesser extent, branding activities.

Our administrative expenses primarily include the costs associated with staff and support personnel who manage our business activities, office expense, professional fees paid to third parties, foreign exchange expense, and depreciation of non-production facilities. Our administrative expenses increased $0.5 million, or approximately 142%, to $ 0.9 million for the nine months ended September 30, 2010 from $0.37 million for the nine months ended September 30, 2009.

The increase is mainly attributed to the professional fees paid to third parties that we did not incur during the nine months ended September 30, 2009, and the increase in salaries, depreciation costs and travel expenses. As a percentage of net sales, administrative expenses for the nine months ended September 30, 2010 were approximately 2%, as compared to 1% for the nine months ended September 30, 2009. This increase was the result of the professional fees paid in the nine months ended September 30, 2010, that we did not incur in the same period last year.

Net Finance Costs. Our net finance costs, increased $0.34 million, or approximately 97%, to $0.70 million for the nine months ended September 30, 2010 from $0.36 million for the nine months ended September 30, 2009. The increase is mainly due to losses associated with exchange rate volatility and an increase in average bank loan balances.

Income Taxes. We had an income tax credit of $0.08 million for the nine months ended September 30, 2010, as compared to an income tax expense of $0.16 million for the nine months ended September 30, 2009. This was primarily attributable to an increase in our tax loss, which was due primarily to our tax exemption on profits from fresh produce.

Net Income. Our net income increased by $11.1 million or approximately 201%, to $16.6 million for the nine months ended September 30, 2010 from $5.5 million for the nine months ended September 30, 2009. The main reasons for the growth of our net income were due to the changes in our other key components of our results of operations discussed above.

Fiscal Year Ended December 31, 2009 Compared to Fiscal Year Ended December 31, 2008

The following table sets forth key components of our results of operations for the periods indicated, both in dollars and as a percentage of our sales.

(All amounts, other than percentage, in thousands of US dollars)

Item	Year Ended			Year Ended
	December 31, 2009			December 31, 2008
(Audited)
		As a			As a
		Percentage			Percentage
		of			of
		Net Sales			Net Sales
Net Sales	$39,804	100%		$25,775	100%
Cost of Sales	(26,480)	(67%	)	(17,722)	(69%	)
Gross profit	13,324	33%		8,053	31%
Selling and administrative expenses	(991)	(2%	)	(733)	(3%	)
Operating income	12,333	31%		7,320	28%
Government grant income	205	1%		72	-
Other net income (expense)	100	-		(102)	-
Net finance costs	(424)	(1%	)	(470)	(2%	)
Income before income taxes	12,214	31%		6,820	26%
Income taxes	(97)	-		(87)	-
Net income	12,117	31%		6,733	26%

Net Sales. Our net sales consist of revenue derived from the sale of our food products, less discounts and returns. For the fiscal year ended 2009 our net sales were $39.8 million compared to $25.8 million for the same period last year, an increase of $14.0 million or 54%. The growth of our net sales was primarily due to increased market demand for our products and, to a lesser extent, to expansion of our customer base. An increase in average sales prices in Japanese markets (which positively impacted our net sales by approximately 6%), and increased brand recognition in Chinese domestic market, contributed to our net sales growth, to a still lesser extent. Increased sales volume accounted for approximately $13.9 million of our sales increase compared to the corresponding year ago period, while higher average selling prices accounted for approximately $0.1 million of our sales increase. This increase was partially offset by a decrease in average sales price in the Chinese domestic market which negatively impacted our net sales by approximately 5%.

Our fresh produce segment includes fresh agricultural produce and bamboo wood, solely targeting domestic Chinese market. The net sales of fresh produce increased by 56% in 2009 to $31.96 million from $20.43 million in 2008. The processed produce segment includes processed bamboo shoots and other processed vegetables sold in both Chinese domestic and Japanese market, The net sales of our processed produce segment increased by 47% from $5.3 million for the fiscal year ended 2008 to $7.8 million for the fiscal year ended 2009.

Cost of Sales. Our cost of sales is primarily comprised of the costs of our raw materials, labor, overhead and sales tax. For the fiscal year ended 2009 our cost of sales were $26.5 million compared to $17.7 million for the same period last year, an increase of $8.8 million or 49%. This increase was primarily due to the increase of sales volume. As a percentage of net sales, the cost of sales decreased to 67% for the fiscal year ended 2009 from 69% for the fiscal year ended 2008.

Gross Profit and Gross Margin. Our gross profit is equal to our net revenues less our cost of sales. Our gross profit was $13.3 million for the fiscal year ended 2009, compared to $8.1 million for the same period last year, an increase of $5.3 million or 65%. Gross profit as a percentage of net sales was 33% and 31% for the fiscal year ended 2009 and 2008, respectively. The increase in the gross margin was primarily driven by an increase in average export sales prices in the Japanese market (which positively impacted our gross margin by approximately 3%), and, to a lesser extent, to the decrease in per unit overhead cost due to higher utilization rate of our capacity in 2009. This increase was partially offset by a decrease in average sales prices in the Chinese domestic market which negatively impacted our gross margin by approximately 2%.

Selling and Administrative Expenses. Our selling and administrative expenses increased $0.3 million, or 35%, to $1.0 million for the fiscal year ended 2009 from $0.7 million for the fiscal year ended 2008.

Our administrative expenses primary include the costs associated with staff and support personnel who manage our business activities, office expense, professional fees paid to third parties, foreign exchange expense, and depreciation of non-production facilities. Our administrative expenses increased $0.2 million, or 56%, to $0.7 million for the fiscal year ended 2009 from $0.5 million for the fiscal year ended 2008. The increase is mainly attributed to increase in depreciation and foreign exchange expenses. As a percentage of net sales, administrative expenses were 2% of net sales for both the fiscal years ended 2009 and 2008.

Our selling expenses include sales commissions, the cost of advertising and promotional materials, salaries and fringe benefits of sales personnel, transportation costs and other sales related costs. Our selling expenses remained unchanged at $0.3 million for the fiscal years ended 2009 and 2008. As a percentage of net sales, selling expenses decreased to 0.7% of net sales for the fiscal year ended 2009 from 1% of net sales for the fiscal year ended 2008. The reduction is principally rebated to shifting more of the transportation cost burden to our customers in 2009.

Net Finance Costs. Our net finance costs decreased $0.1 million to $0.4 million for the fiscal year ended 2009 from $0.5 million for the fiscal year ended 2008. The decrease in net finance costs was primarily attributable to a decrease in interest rates.

Income Taxes. Our income taxes were largely unchanged at $0.1 million for both 2009 and 2008.

Net Income. Our net income increased $5.4 million or 81%, to $12.1 million for the fiscal year ended 2009 from $6.7 millionfor the fiscal year ended 2008.

Liquidity and Capital Resources

As of September 30, 2010 and December 31, 2009, we had cash and cash equivalents of approximately $11.3 million and $0.4 million, respectively. Our various financing agreements serve as one of our principal sources of funding and any failure by us to meet the obligations under the agreements could have an adverse impact on our liquidity and capital resources. The Company and its subsidiaries have been in compliance with the covenants in the agreements. The following table provides detailed information about our net cash flow for all financial statements periods presented in this report.

Cash Flow
(All amounts in thousands of U.S. dollars)

	Nine months Ended		Year Ended
	September 30,		December 31
	(Unaudited)		(Audited)
	2010	2009	2009	2008
Net cash provided by operating activities	$9,585	$4,758	$1,235	$1,911
Net cash provided by (used in) investing activities	(8,026)	(2,020)	(2,026)	(1,169)
Net cash provided by (used in) financing activities	9,171	(2,675)	1,129	(904)
Effect of exchange rate on cash and cash equivalents	175	--	--	13
Cash and cash equivalents at the beginning of the period	421	83	83	232
Cash and cash equivalents at the end of the period	11,326	146	421	83

Cash Flows from Operating Activities.

Net cash provided by operating activities was $9.5 million for nine months ended September 30, 2010, an increase of $4.7 million from $4.8 million for nine months ended September 30, 2009. The increase of net cash provided by operating activities was primarily attributable to the additional net income generated in the period.

Net cash provided by operating activities was $1.2 million in fiscal year 2009, a decrease from $1.9 million of net cash provided by operating activities in fiscal year 2008. The decrease in net cash provided by operating activities was primarily attributable to a reduction in the amount of cash received in advance of order shipment. In 2008, we had $4.9 million in advance receipts for product, while advance receipts were $1.2 million in 2009. The reason for this decrease is that in 2008 we took the unusual step of requiring customers to make substantial advance payments in order to reduce our credit risk during the poor economy. In 2009, we discontinued this practice and the level of advance receipts for product returned to more typical levels.

Our days’ sales outstanding increased to 102 days as at September 30 2010 from 79 days as at December 31 2009. The increase was due to sales to new customers in the third quarter of 2010, payment for which amounts was not yet due as at period end.

Cash Flows from Investing Activities.

Net cash used in investing activities for the nine months ended September 30, 2010 was $8.0 million compared to $2.0 million for the nine months ended September 30, 2009. The increase of net cash used in investing activities was primarily attributable to the expansion of production facilities and planting bases. During the nine months ended September 30, 2010 we invested $2.9 million to acquire property, plant and equipment and an additional $5.3 million to acquire land use rights.

Net cash used in investing activities in fiscal year 2009 was $2.0 million, as compared to $1.2 million in fiscal year 2008. We acquired approximately $2.0 million of property, plant and equipment in each year, but sold equipment in 2008 for approximately $0.8 million in cash proceeds.

Cash Flows from Financing Activities.

Net cash provided by financing activities was $9.2 million in the nine months ended September 30, 2010. The net cash provided by financing activities for the nine months ended September 30, 2010 was mainly attributable to proceeds from issue of shares to investors set off by repayments of advances from related parties.

Net cash provided by financing activities totaled $1.1 million in fiscal year 2009, compared to net cased used in financing activities of $0.9 million in fiscal year 2008. The increase of net cash provided by financing activities was primarily due to increases in secured borrowings of $2.3 million offset by repayments of advances from related parties.

As of September 30, 2010 and December 31, 2009, the Company's banking facilities were composed of the following:

(All amounts, other than percentages, in thousands of U.S. dollars)

	September 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)

Secured short-term borrowings	$6,124,227	$6,645,510
Current maturities of secured long-term borrowings	312,125	283,865

	$6,436,352	$6,929,375

Secured long-term borrowings
Interest bearing :
- at 2.4% per annum	$289,670	$283,865
- at 14.4% per annum	22,455	22,005

	312,125	305,870
Less: current maturities	(312,125)	(283,865)

	$-	$22,005

The Company has had the following financing arrangements as of September 30, 2010, including those with third parties:

  Fujian Shengda Food Co., Ltd. entered a Guaranteed Loan Contract on January 23, 2009 to borrow from Songxi County Rural Credit Cooperative Union Business Office $22,468 with a monthly interest rate of 12‰, guaranteed by Fujian Xinda Food Co., Ltd, an indirectly owned subsidiary of the Company. Repayment of the loan shall be made between January 23, 2009 and January 21, 2011. Under the Contract, the borrower may not change its operation and management modes or ownership structure on grounds of contracting, leasing, joint operations, equity restructuring, splitting into separate entities, being merged, share transfer and investing abroad, unless the borrower gives 30 days’ prior notice to the lender and obtains the lender’s approval thereof.

  Fujian Shengda Food Co., Ltd. entered a Guaranteed Loan Contract on October 24, 2009 and altered the security collateral to guarantee an outstanding loan of $289,836 with a monthly interest rate of 2% from Finance Bureau of Songxi County. Repayment of the loan shall be made between October 24, 2009 and October 24, 2010. Under the Contract, the borrower may not change its operation and management modes or ownership structure on grounds of contracting, leasing, joint operations, equity restructuring, splitting into separate entities, being merged, share transfer and investing abroad, unless the borrower gives 30 days’ prior notice to the lender and obtains the lender’s approval thereof.

  Zhan Youdai and Zhou Liufeng entered a Natural Person Guarantee Contract on November 12, 2009 with Construction Bank of China Co., Ltd., Songxi Sub-branch to assume the several and joint guarantee liability for the debt under a Renminbi Fund Loan Contract between Fujian Yada Croup Co., Ltd., an indirectly owned subsidiary of the Company, and Construction Bank of China Co., Ltd., Songxi Sub-branch.

  Fujian Yaxin Food Co., Ltd., an indirectly owned subsidiary of the Company, entered a Liquid Fund Loan Contract on December 10, 2009 and borrowed from Industrial and Commercial Bank of China Limited, Jianyang Sub-branch $374,465 with an annual interest rate of 5.8941% for the purpose of operating capital financing. Repayment of the loan shall be made between December 10, 2009 and December 9, 2010. Before paying off the loan, the borrower shall not conduct contracting, lease, reorganization, joint-operation, consolidation, merger, joint venture, reduction of registered capital, change in equity interest, transfer of material assets and other activities that will have a significant impact on the rights and interests of the lender unless approved by the lender.

  Fujian Yada Group Co., Ltd., an indirectly owned subsidiary of the Company, entered a Fund Facility Contract on November 12, 2009 to borrow from China Construction Bank Corporation Ltd Songxi Branch $1,198,286, with an annual interest rate of 10% above certain benchmark for purpose of capital turnover for production and operation. Repayment of the loan shall be made between November 12, 2009 and November 12, 2010.

  Fujian Shengda Food Co., Ltd entered a Maximum Amount Mortgage Contract on March 16, 2009 with China Construction Bank Corporation Ltd Songxi Branch to provide a maximum- amount ($618,615) mortgage to secure certain debts owed to China Construction Bank Corporation Ltd Songxi Branch by Fujian Shengda Food Development Co., Ltd.

  Fujian Shengda Food Co., Ltd entered a Maximum Amount Mortgage Contract on February 27, 2009 with China Construction Bank Corporation Ltd Songxi Branch to provide a maximum- amount ($2,270,753) mortgage to secure certain debts owed to China Construction Bank Corporation Ltd Songxi Branch by Fujian Shengda Food Development Co., Ltd.

  Fujian Yada Food Co., Ltd. entered an Entrusted RMB Loan Contract on June 6, 2006 to borrow from Finance Bureau of Songxi County and China Construction Bank Corporation Ltd Songxi Branch $579,671 with a monthly interest rate of 2‰ for the purpose of the bamboo shoot processing project. Repayment of the loan shall be made between June 6, 2006 and October 24, 2010. Borrower shall not misuse the loan and can only use the loan for the purposes as provided in the Contract.

  Fujian Shengda Food Development Co., Ltd. entered a Maximum Amount Mortgage Contract on April, 2009 with Industrial and Commercial Bank of China Limited Jianyang Sub-branch to provide a maximum-amount ($705,491) mortgage to secure certain debts owed to Industrial and Commercial Bank of China Limited Jianyang Sub-branch by Fujian Yaxin Food Co., Ltd.

  Fujian Shengda Food Co., Ltd. entered a Maximum Amount Mortgage Contract on March, 2009 with China Construction Bank Corporation Ltd Songxi Branch to provide a maximum-amount ($1,174,321) mortgage to secure certain debts owed to China Construction Bank Corporation Ltd Songxi Branch by Fujian Shengda Food Development Co., Ltd.

  Fujian Shengda Import & Export Trading Co., Ltd., an indirectly owned subsidiary of the Company, entered a Maximum Mortgage Contract on February 27, 2009 with China Construction Bank Corporation Ltd Songxi Branch to provide a maximum-amount (($4,343,788) mortgage guarantee for certain debts owed to China Construction Bank Corporation Ltd Songxi Branch by Fujian Shengda Food Development Co., Ltd.

  Fujian Yada Group Co., Ltd. entered a Credit Line Agreement on July 21, 2010 with Bank of China Limited Nanping Branch whereby Bank of China Limited Nanping Branch provides Fujian Yada Group Co., Ltd. with a credit line of $2,995,716, for which Zhan Youdai, Fujian Fulaimeng Wood Technology Co., Ltd., and Songxi Yasheng Food Co., Ltd, and Fujian Yada Group Co., Ltd. provide guarantee.

  Each of Zhan Youdai, Fujian Fulaimen Wood Technology Co., Ltd. and Songxi Yasheng Food Co., Ltd. entered a Maximum Guarantee Contract on July 21, 2009 with Bank of China Limited Nanping Branch to guarantee a maximum of $2,995,716 for debts owed to Bank of China Limited Nanping Branch by Fujian Yada Group Co., Ltd.

  Zhan Youdai and Zhou Liufeng entered into Personal Guaranty Contract on August 11, 2010 with Fujian Branch of China Construction Bank to guarantee payment of $868,758 debts owed to Fujian Branch of China Construction Bank by Fujian Yada Group Co., Ltd.

  Fujian Yada Group Co., Ltd. entered a Domestic Commercial Invoice Discounting Agreement on July 21 with Bank of China Limited Nanping Branch in connection with line of discount $2,995,716.

  Fujian Yada Group Co., Ltd. entered a Maximum-amount Mortgage Contract on July 21, 2010 with Bank of China Limited Nanping Branch to secure a maximum loan of $738,806. Without written content of Bank of China Limited Nanping Branch, Fujian Yada Group Co., Ltd. may not transfer, lease, lend, make financial contribution in form of material object, re-handle, reconstruct or dispose of or in any other manner all or part of the collaterals.

  Fujian Yada Group Co., Ltd. entered Bank Acceptance Agreement on August 11, 2010 with China Construction Bank Corporation Ltd Songxi Branch whereby China Construction Bank Corporation Ltd Songxi Branch accepts bills of exchange in the total amount of $868,758 for a service fee of 0.5‰ of the face value of the bills of exchange.

  Songxi Yasheng Food Co., Ltd. entered a Guaranty Contract on August 11, 2010 with China Construction Bank Corporation Ltd Songxi Branch to guarantee payment of $471,825 debt owed to China Construction Bank Corporation Ltd Songxi Branch by Fujian Yada Group Co., Ltd.

  Fujian Yada Group Co., Ltd. entered a Deposit Pledge Contract on August 11, 2010 with China Construction Bank Corporation Ltd Songxi Branch whereby Fujian Yada Group Co., Ltd. will deposit $260,627 to guarantee payment of debt of $868,758 plus interest owed to China Construction Bank Corporation Ltd Songxi Branch by Fujian Yada Group Co., Ltd. Without the consent of China Construction Bank Corporation Ltd Songxi Branch, Fujian Yada Group Co., Ltd. shall not draw down, transfer or otherwise dispose of the funds in the deposit account.

These financing agreements serve as one of our principal sources of funding and any failure by us to meet the covenants in the agreements could have a material adverse impact on our liquidity and capital resources. The companies noted in the agreements have been in compliance with the covenants in the respective agreements.

In order to comply with the various financing agreements and their covenants, the Company is prohibited from borrowing “substantial” amounts of money, or leasing or subsequently pledging already pledged assets, without the prior consent of each relevant lender. In addition, although the Company historically has not obtained financing from sales of its assets, pursuant to the covenants in the financing documents, the Company cannot sell a “significant” amount of its assets without prior consent from each relevant lender. The terms “significant” and “substantial” are not defined in the relevant contracts. The Company believes that value exceeding approximately 10% of our total assets, or about $6.9 million, would be significant or substantial and we would trigger a requirement to obtain the prior consent of various lenders. However, the lenders may have a different interpretation of the limitation on our ability to borrow money or sell assets, and it may be lower than our understanding of the provisions of the loan agreements. If we were to inadvertently sell assets or borrow money with a value in excess of what our lenders believe is permissible without their consent, they could pursue breach of contract and other claims against us, which could harm our business and reputation.  Historically, compliance with these covenants has not had a significant impact on the Company's liquidity and capital resources. However, we cannot assure you that compliance with such covenants will not have a material adverse impact on our liquidity and capital resources in the future.

Capital Expenditures

Our capital expenditures were $8.3 million and $2.0 million for the nine months ended September 30, 2010 and the fiscal year ended December 31, 2009, respectively. Our capital expenditures were mainly used to acquire property, plant and equipment and land use rights to expand our production capacity. Our material capital expenditure requirement for fiscal year 2010 is expected to be approximately $2.9 million, which will be used for constructing additional cost storage and preliminary processing facilities.

Capital Resources

At September 30, 2010 we did not have any unused credit facility that was available to us.

The Company has made a provision of approximately $492,000 to cover potential liability with respect to certain unpaid social insurance obligations for full-time employees. In addition, the company believes that the total potential liabilities include cost of rectifying non-compliance of the social insurance obligations for full-time employees and temporary workers, and the cost of rectifying non-compliance of the housing fund obligations for full-time employees and temporary workers, which is $1,212,460. See “Risk Factors—We may face claims or administrative penalties for non-execution of labor contracts or non-payment and/or underpayment of the social insurance and housing fund obligations in respect of our temporary workers and full-time employees.” The provision reflects our good faith estimate of the costs of rectifying our non-compliance with these obligations; actual costs could be lower or higher. If we are required to rectify our non-compliance and the costs of doing so approach or exceed our good faith estimate, it would have a material adverse effect on our liquidity and capital resources.

We receive significant tax exemptions and subsidies in connection with our business activities in China. See “Risk Factors—We benefit from certain preferential tax policies and subsidies for agricultural producers in China; the discontinuation or loss of any of these policies or subsidies would increase our tax expenses and reduce our profitability.” For example, in the nine months ended September 30, 2010, we enjoyed an income tax exemption on profits from fresh produce worth approximately $4.32 million. Moreover, in the year ended December 31, 2009, we had government grant income, in the form of government grants received for compensation of finance costs already incurred or for good performance of the Company, equal to approximately $205,000. We cannot assure you that these tax exemptions and grants will continue, and if they do not, our net cash provided by operating activities and net income will be reduced by the value of the benefits lost. Based on our financial performance in prior periods, this decrease would constitute a material adverse effect on our operating results and liquidity and capital resources.

We believe that our cash on hand, and cash flow from operations will meet our expected capital expenditure and working capital requirements for the next 12 months. In addition, we may, in the future, require additional cash resources due to changed business conditions, implementation of our strategy to expand our production capacity or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Critical Accounting Policies

Cash and cash equivalents

Cash and cash equivalents include all cash, deposits in banks and other highly liquid investments with initial maturities of three months or less. As of December 31, 2009 and 2008, almost all the cash and cash equivalents were denominated in RMB and were placed with banks in the PRC. They are not freely convertible into foreign currencies and the remittance of these funds out of the PRC is subject to exchange control restrictions imposed by the PRC government. The remaining insignificant balance of cash and cash equivalents were denominated in United States Dollars and Japanese Yen.

Restricted cash

Deposits in banks pledged as securities for bills payable and forward foreign currency exchange contracts (See Note 4 to the Consolidated Financial Statement on page F-18) that are restricted in use are classified as restricted cash under current assets.

Allowance for doubtful debts

We establish an allowance for doubtful accounts based on management's assessment of the collectibility of trade receivables. A considerable amount of judgment is required in assessing the amount of the allowance, we consider the historical level of credit losses and applies percentages to aged receivable categories. We make judgments about the creditworthiness of each customer based on ongoing credit evaluations, and monitor current economic trends that might impact the level of credit losses in the future. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger allowance may be required.

Based on the above assessment, during the reporting years, we established the general provisioning policy to make an allowance equivalent to 30% of gross amount of trade receivables due between one and two years and 100% of gross amount of accounts receivable due over 2 years. Additional specific provision is made against trade receivables whenever they are considered to be doubtful.

Bad debts are written off when identified. We extend unsecured credit to certain customers ranging from one to three months in the normal course of business. We do not accrue interest on trade accounts receivable.

Historically, losses from uncollectible accounts have not significantly deviated from the general allowance estimated by us and no significant additional bad debts have been expensed. This general provisioning policy has not changed in the past since its establishment and the management considers the general provisioning policy adequate and does not expect to change this established policy in the near future.

Inventories

Inventories are stated at the lower of cost or market. Cost is computed using the weighted average cost method for finished goods, raw materials and packaging materials. Finished goods include fresh and processed produce while raw materials and packaging materials consist primarily of purchased fresh and processed produce and containers.

Expenditures on bamboo and other growing crops are valued at the lower of cost or market and are deferred and charged to cost of sales when the related produce is harvested and sold. The deferred growing costs included in inventories in the consolidated balance sheets consist primarily of land rental cost and service costs.

In assessing the ultimate realization of inventories, management makes judgments as to future demand requirements compared to current or committed inventory levels. Our reserve requirements generally increase or decrease with our projected demand requirements and market conditions. We estimate the demand requirements based on market conditions, forecasts prepared by our customers, sales contracts and orders in hand.

In addition, we estimate net realizable value based on intended use, current market value and inventory ageing analyses. We write down the inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventories and the estimated market value based upon assumptions about future demand and market conditions.

Based on the above assessment, we established a general provision to make a 20% provision for inventories aged between one and two years and 100% provision for inventories aged over 2 years.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

Depreciation is provided on the straight-line basis (after taking into account the respective estimated residual values) over the estimated useful lives of property, plant and equipment. The principal useful lives and residual value are as follows:

	Estimated useful lives	Residual value

Buildings	30 years	5%
Plant and machinery	5 - 10 years	5%
Motor vehicles	5 years	5%
Electronic equipment	5 years	5%
Leasehold improvement	Over lease term	-

Maintenance or repairs are charged to expense as incurred. Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

Construction in progress mainly represents expenditures in respect of our offices and factories under construction. All direct costs relating to the acquisition or construction of our offices and factories are capitalized as construction in progress. No depreciation is provided in respect of construction in progress.

Land use rights

Land use rights are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method over the terms of the lease obtained from the relevant PRC land authority.

Impairment of long-lived assets

Long-lived assets are tested for impairment in accordance with ASC 360-10-45 "Impairment or Disposal of Long-Lived Assets" (previously Statement of Financial Accounting Standards ("SFAS") No. 144). We periodically evaluate potential impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We recognize impairment of long-lived assets in the event that the net book values of such assets exceed the future undiscounted cash flows attributable to such assets. During the reporting periods, we have not identified any indicators that would require testing for impairment.

Capitalized interest

The interest cost associated with the major development and construction projects is capitalized and included in the cost of the project. When no debt is incurred specifically for a project, interest is capitalized on amounts expended on the project using weighted-average cost of our outstanding borrowings. Capitalization of interest ceases when the project is substantially complete or development activity is suspended for more than a brief period.

Revenue recognition

Revenue from sales of the Company’s products, including fresh produce and processed produce, is recognized upon customer acceptance, which occurs at the time of delivery to customer, provided persuasive evidence of an arrangement exists, such as signed sales contract, the significant risks and rewards of ownership have been transferred to the buyer at the time when the products are delivered to its customers with no significant post-delivery obligation on our part, the sales price is fixed or determinable and collection is reasonably assured. We do not provide our customers with contractual rights of return and post-delivery discount for any of our products, including fresh produce and processed produce. When there is any significant post-delivery performance obligations exits, revenue is recognized only after such obligations are fulfilled. The Company evaluates the terms of sales agreement with its customer for fresh produce and processed produce in order to determine whether any significant post-delivery performance obligations exist. Currently, the sales under fresh produce and processed produce segments do not include any terms which may impose any significant post-delivery performance obligations to the Company.

Revenue from sales of the Company’s product represents the invoiced value of goods, net of the value-added tax (“VAT”). The Company’s processed produce products that are sold in the PRC are subject to VAT at a rate of 17 percent of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials, other materials or costs included in the cost of producing the Company’s processed produce products.

Revenue from sales of our product represents the invoiced value of goods, net of the value-added tax ("VAT"). Our processed produce products that are sold in the PRC are subject to VAT at a rate of 17% of the gross sales price. This VAT may be offset by VAT we pay on raw materials, other materials or costs included in the cost of producing our processed produce products.

Government grants

Government grants are received for compensation of finance costs already incurred or for good performance and are recognized when the approval documents are obtained from the relevant government authorities.

For compensation of finance costs, we match and offset the government grants with the finance costs as specified in the grant approval document in the corresponding period when such expenses are incurred. Government grants received for good performance are recognized as income in the period they become recognizable.

Cost of sales

Cost of sales consists primarily of land rental cost and service costs, materials costs, purchasing and receiving costs, inspection costs, wages, employee compensation, depreciation and related costs, which are directly attributable to the cost of fresh and processed produce and production of products. Write-down of inventories to lower of cost or market is also recorded in cost of sales.

Administrative expenses

Administrative expenses consist primarily of office expenses, entertainment, traveling expenses, depreciation, audit fee, salaries and staff pension which are incurred at the administrative level and exchange difference.

Selling expenses

Selling expenses consist primarily of advertising, salaries and transportation costs incurred during the selling activities.

Income taxes

We use the asset and liability method of accounting for income taxes pursuant to ASC 740 "Income Taxes" (previously SFAS No. 109). Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carry forwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

We file separate tax returns in the United States and China. Income taxes of the Company's PRC subsidiary are calculated in accordance with taxation principles currently effective in the PRC. For SMSA Palestine Acquisition Corp., applicable U.S. tax laws are followed. We expect that the tax rate of 25% currently applicable to Fujian Yada will remain unchanged in 2010.

In 2007, China passed the New EIT Law and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous law. The New EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria.

Substantially all of our income may be derived from dividends we receive from our PRC operating subsidiaries. The New EIT Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes. We expect that such 10% withholding tax will apply to dividends paid to us by our PRC subsidiaries but this treatment will depend on our status as a non-resident enterprise. For detailed discussion of PRC tax issues related to resident enterprise status, see "Risk Factors — Risks Associated with Doing Business in China — Under the New EIT Law, we may be classified as a 'resident enterprise' of China." Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

Advertising, transportation, research and development expenses

Advertising, transportation, research and development expenses are charged to expense as incurred.

Dividends

Dividends are recorded in our financial statements in the period in which they are declared.

Comprehensive income

We have adopted ASC 220, "Comprehensive Income" (previously SFAS No. 130), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Components of comprehensive income include net income and foreign currency translation adjustments.

Foreign currency translation

Our functional currency of the Company is the RMB and RMB is not freely convertible into foreign currencies. We maintain our financial statements in our functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet date. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchanges rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company that are prepared using the functional currency have been translated into United States dollars. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholder's equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of stockholders' equity.

Derivative financial instruments

We account for derivative financial instruments in accordance with the Topic ASC 815 "Derivatives and Hedging". The topic requires us to recognize the value of derivative instruments as either assets or liabilities in the consolidated balance sheets at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated as a hedge and qualifies as part of a hedging relationship.

We enter into foreign currency forward exchange contracts ("forward exchange contracts") to manage its exposure to the foreign currency exchange risk related to the trade receivables denominated in Japanese Yen. We do not enter into forward exchange contracts for trading or speculative purposes. In accordance with US GAAP, the forward exchange contracts are considered as "derivatives not designated as hedging instruments". Therefore, the forward exchange contracts are recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of income within "other net income (loss)" in the period in which they occur.

Effects of Inflation

Inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to an investor in our securities.

Recent Accounting Pronouncements

See Note 3 to our audited consolidated financial statements for the years ended December 31, 2009 and 2008 beginning on page F-15 and our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2010 and 2009 beginning on page Q-10.

MANAGEMENT

Directors and Executive Officers

Our directors are elected annually at the meeting of stockholders and serve until the next annual meeting of stockholders and until their successors are duly elected and qualified. Our executive officers serve at the pleasure of our board of directors. Executive officers are appointed at the annual organizational meeting of our board of directors and serve until the next organizational meeting of directors or until their successors are duly elected and qualified.

Prior to the date of the Exchange Agreement, our Board of Directors consisted of one sole director, Yang Yongjie, who was elected to serve until his successor is duly elected and qualified or until the next annual meeting of our stockholders. Mr. Yang Yongjie has submitted a letter of resignation and each of Mr. Zhan Youdai and Mr. Zhang He has been appointed to our Board of Directors. The appointment of Mr. Zhan Youdai was effective on the date of the Exchange Agreement, while Mr. Yang's resignation and Mr. Zhang He's appointment became effective on September 6, 2010. In addition, effective on the date of the Exchange Agreement Mr. Yang resigned each of his officer positions with our company and we appointed Mr. Zhan our Chief Executive Officer, and appointed Mr. Tsang our Chief Financial Officer and Secretary.

The names of our current officers and directors, as well as certain information about them, are set forth below:

Name	Age	Position(s)
Zhan Youdai	41	Chief Executive Officer and Director
Tsang Yin Chiu Stanley	36	Chief Financial Officer and Secretary
Zhang He	53	Director

Mr. Zhan Youdai has served as the Chairman of the Board of Fujian Yada Group Co., Ltd since 2001, and has been responsible for overseeing all aspects of its operations. Mr. Zhan, the founder of Fujian Yada, has a comprehensive and detailed understanding of the business and day-to-day operation of Fujian Yada and its subsidiaries. Mr Zhao has been appointed to the Board becasue of his position as Chairman of Fujian Yada and his extensive experience in and knowledge of the green food industry, especially fresh and processed agricultural products industries, during the past 10 years.. He has served as the vice president of the National Bamboo Association in China since 2006. Mr. Zhan attended China International Economic College in Beijing from 2000 to 2004 where he studied industrial and commercial enterprise management.

Mr. Tsang Yin Chiu Stanley has served as the Chief Financial Officer of Fujian Yada since March 2010. During 2009 Mr. Tsang served as the general manager of Overbalanced Power Installation Company, a company engaged in the business of power development. From 2007 until 2009 he served as the financial controller of Golife Concepts Holdings Limited, a company publicly traded on the Growth Enterprise Market in Hong Kong and engaged in the business of retail of luxury brand products including high end hand bags and accessories of brand names such as Anya Hindmarch. From 2003 until 2007 he served as a finance manager of NWS Holdings Limited, a company engaged in the business of investment in infrastructure, construction and facilities management. Mr. Tsang has received a Bachelors degree in Business Administration with honors from the Chinese University of Hong Kong.

Mr. Zhang He was appointed to our board of directors. Mr. Zhang has served as the Vice General Manager of Fujian Yada since 2002 In his position as Vice General Manager of Fujian Yada, Mr. Zhang is responsible for planning, monitoring and operation of the production facilities of processed food products as well as communication with customers regarding purchase orders and terms. Mr. Zhang has received a Bachelors degree in Agriculture from Sichuan University of Agriculture. Mr. Zhang has extensive experience on and knowledge of the technologies in the production of boiled bamboo shoots and boiled vegetables. Mr Zhang has been appointed to the Board because he is a key problem solver with respect to technical problems in the food production area, and has significant operational experience. He has also led new product development at Fujian Yada.

Family Relationships

There are no family relationships among any of our officers or directors.

Corporate Governance

Board Committees

Our organizational documents authorize a board of not less than one member. Mr. Zhan, who serves as chairman of our board also serves as our Chief Executive Officer. Our board of directors does not have a lead independent director. Our board of directors has determined that its leadership structure was appropriate and effective for the Company given its stage of operations. We intend to establish a full board of directors, including a majority of independent directors. We will re-evaluate our leadership structure once we have added additional members to our board of directors.

We presently do not have an audit committee, compensation committee or nominating committee or committee performing similar functions. However, our management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate's character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

Director Independence

We currently do not have any independent directors, as the term "independent" is defined by the rules of the Nasdaq Stock Market.

Involvement in Certain Legal Proceedings

Over the past ten years, none of our directors or executive officers has been (i) involved in any petition under Federal bankruptcy laws or any state insolvency law, convicted, (ii) convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses), (iii) subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from (a) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity, (b) engaging in any type of business practice, or (c) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws, or (d) subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right to engage in any activity described in (iii)(a), (iv) found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated, (v) found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated. (vi) subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (a) any Federal or State securities or commodities law or regulation, (b) any law or regulation respecting financial institutions or insurance companies, or (c) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity, or (vii) the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member. Except as set forth in our discussion below in "Transactions with Related Persons; Promoters and Certain Control Persons; Director Independence," none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

EXECUTIVE COMPENSATION

Prior to the consummation of our acquisition of Sino Oriental on August 20, 2010, the management and oversight of the Company required less than four (4) hours per month. Because the Company's former officers and directors were engaged in other full-time income producing activities, they did not receive any compensation from the Company.

Summary Compensation Table

This narrative discussion, as well as the table and footnotes below, provide a summary of our Named Executive Officers’ compensation for the fiscal years ended December 31, 2010, 2009 and 2008. The Named Executive Officers are Zhan Youdai, our Chief Executive Officer, and the next two most highly compensated individuals who were providing services to us or our subsidiaries on December 31, 2010, the last day of our most recent fiscal year.

Salary - Named Executive Officers are paid a salary which reflects the dollar value of cash base salary earned by each executive during the relevant fiscal year. We did not provide equity or other non-cash items to our Named Executive Officers as salary compensation during fiscal 2010, 2009 or 2008.

Stock Awards and Option Awards - The value of restricted stock unit awards and option awards included in the “Stock Awards” and “Option Awards” columns of the following table represents the grant date fair value of stock and option awards granted during the applicable fiscal year. We did not award any stock units or options to our Named Executive Officers during fiscal 2010, 2009 or 2008.

Non-Equity Incentive Plan Compensation - The value of Non-Equity Incentive Plan Compensation is included in the “Non-Equity Incentive Plan Compensation Earnings”. We did not provide non-equity incentive plan compensation to our Named Executive Officers during fiscal 2010, 2009, or 2008.

All Other Compensation - This column represents all other compensation for the relevant fiscal year not reported in the previous columns. We did not provide any other compensation to our Named Executive Officers during fiscal 2010, 2009, or 2008.

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation Earnings ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Yang Yongjie, Principal Executive Officer (1)	2010 2009	-- --	-- --	-- --	-- --	-- --	-- --	-- --	-- --

Zhan Youdai, Executive Officer of Subsidiary (2)	2010 2009 2008	34,904 5,920 5,847	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --	34,904 5,920 5,847
Zhang He, Executive Officer of Subsidiary (3)	2010 2009 2008	7,423 4,878 5,795	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --	7,423 4,878 5,795
Tsang Yin Chiu Stanley, Chief Financial Officer (4)	2010	68,794	--	--	--	--	--	--	68,794

     (1) Mr. Yang served as our principal executive officer commencing November 4, 2009 until August 20, 2010.

     (2) Mr. Zhan served as chairman of the board and the general manager of Fujian Yada Group Co., Ltd.

     (3) Mr. Zhang served as vice general manager of Fujian Yada Group Co., Ltd.

     (4) Mr. Tsang has served as our Chief Financial Officer since August 20, 2010.

Employment Agreements

On November 12, 2010, we entered into an employment agreement with Zhan Youdai, designating him as the Company's chief executive officer. The employment agreement provides that Mr. Zhan will receive a monthly salary of $14,980 and is entitled to receive any bonus as determined by our board of directors based upon his and our performance. In addition, at the discretion of the board of directors, Mr. Zhan will be awarded options to acquire common stock or other equity compensation awards under the our or our affiliates' stock incentive plan to be adopted and approved by our stockholders. Mr. Zhan's employment agreement is for an initial term of two years, terminating on November 12, 2012.

On November 12, 2010, we entered into an employment agreement with Tsang Yin Chiu Stanley, designating him as our chief financial officer. The employment agreement provides that Mr. Tsang will receive a monthly salary of $7,490 and is entitled to receive any bonus as determined by our board of directors based upon his and our performance. In addition, the Company agreed to award Mr. Tsang options to acquire shares of our common stock equal to 1% of the shares issued by us on August 20, 2010. Our board of directors granted the options to Mr. Tsang on February 14, 2011, and after giving effect to the Forward Stock Split on January 18, 2011. Mr. Tsang has the right to exercise fifty percent (50%) of the Options after March 17, 2011 at the price of $3.94 per share and to exercise the remaining fifty percent (50%) of the Options after March 17, 2012 at a price equal to the closing price of the shares on the first trading day after March 17, 2012 multiplied by 1.25 but not less than 100% of the fair market value on the date of award as defined under the Company’s 2010 Stock Incentive Plan. Mr. Tsang's employment agreement is for an initial term of two years, terminating on November 12, 2012.

On July 1, 2002, our indirect subsidiary, Fujian Yada Group Co., entered into an employment agreement with Zhang He, designating him as the manager in charge of manufacturing. The employment agreement provides that Mr. Zhang will receive a monthly salary of $ 230. Mr. Zhang had not been granted any equity or non-equity awarded by our subsidiary or by us as of December 31, 2010.

Grants of Plan-Based Awards

During the year ended December 31, 20 10, there were no grants of plan-based awards to our named executive officers.

Option Exercises and Stock Vested

During the year ended December 31, 20 10, there were no option exercises or vesting of stock awards to our named executive officers.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended December 31, 20 10.

Compensation of Directors

During the 2009 and 2010 fiscal years, no member of our board of directors received any compensation for his services as a director.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information

Our securities are currently eligible for trading on the OTC Bulletin Board under the symbol "AGAC". As of the date of this report, there has been no material trading in our common stock.

Holders

As of August 20, 2010, there were approximately 500 stockholders of record of our common stock. The number of record holders does not include persons who held our common stock in nominee or "street name" accounts through brokers. The last reported sale price of our common stock on February 11, 2011 was $4.00 per share.

Dividend Policy

We have never declared or paid a cash dividend. Any future decisions regarding dividends will be made by our board of directors. We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our stockholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

PRC regulations restrict the ability of our PRC subsidiary to make dividends and other payments to its offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiary only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is also required under PRC laws and regulations to allocate at least 10% of our annual after-tax profits determined in accordance with PRC GAAP to statutory general reserve fund until the amounts in said fund reaches 50% of our registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. Please refer to the section “Risk Factors – Risks Related to Doing Business In China – Restrictions under PRC law on our PRC subsidiary’s ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or complete acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses”

Furthermore, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 by our PRC resident beneficial holders. A failure by our PRC resident beneficial holders or future PRC resident stockholders to comply with Circular 75, if SAFE requires it, could limited our subsidiaries’ ability to make distributions to pay dividends or affect our ownership structure, which could adversely affect our business and prospects. “Risk Factors – Risks Related to Doing Business In China – Failure to comply with PRC regulations relating to the Foreign Exchange Registration for Oversea Investment and Return Investment by PRC resident”.

Securities Authorized for Issuance Under Equity Compensation Plans

We presently do not have any equity based or other long-term incentive programs. In the future, we may adopt and establish an equity-based or other long-term incentive plan if it is in the best interest of the Company and our stockholders to do so.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 11, 2011, information with respect to the securities holdings of (i) our officers and directors, and (ii) all persons which, pursuant to filings with the SEC and our stock transfer records, we have reason to believe may be deemed the beneficial owner of more than five percent (5%) of the Common Stock. The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations promulgated under the Exchange Act and, accordingly, may include securities owned by or for, among others, the spouse and/or minor children of an individual and any other relative who resides in the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or which each person has the right to acquire within 60 days through the exercise of options or otherwise. Beneficial ownership may be disclaimed as to certain of the securities. This table has been prepared based on 36,824,391 shares of Common Stock outstanding as of February 11, 2011, as well as 1,309,100 warrants to purchase common stock which may be exercised within 60 days as of February 11, 2011. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

Name and Address of Beneficial Owner	Amount and Nature	Percentage
	of Beneficial	of Class
	Ownership
Officers and Directors
ZhanYoudai(1) Shuinan Industrial Area, Songxi County, Fujian Province 353500, China	22,467,568	61.01
Tsang Yin Chiu Stanley Shuinan Industrial Area, Songxi County, Fujian Province 353500, China	--	*
Zhang He Shuinan Industrial Area, Songxi County, Fujian Province 353500, China	--	*
All directors and executive officers as a group (3 persons)	--	*
5% Shareholders
Cai Yangbo Room 2105, West Tower, Shun Tak Center 200 Connaught Road Central, Hong Kong	22,467,568	61.01
Zhan Youdai (1) Shuinan Industrial Area Songxi County, Fujian Province 353500, China	22,467,568	61.01
CID Group Greater China Venture Fund III, LP (2) 28F, 97 Tun Hwa S. Rd. Sec 2, Taipei	3,807,108	10.16

__________
* Less than one percent

(1) On August 20, 2010, Cai Yangbo and Zhan Youdai entered into an Option Agreement, pursuant to which Zhan Youdai has an option to purchase all the equity interest in the Company held by Cai Yangbo at any time during the period commencing on the 180th day following the signing date of the Option Agreement and ending on the second anniversary of the signing date of the Option Agreement, at an aggregate exercise price of US$84,981,327. The exercise of such option will result in a change of control of the Company.

(2) Includes 634,518 shares issuable upon the exercise of outstanding warrants. Steven Chang may be deemed to have voting and investment power over CID’s securities, but disclaims beneficial ownership except to the extent of his pecuniary interest in the securities

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS; DIRECTOR INDEPENDENCE

Transactions With Related Persons

The following includes a summary of transactions since the beginning of the 2009 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last three completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under "Executive Compensation").

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

  On November 4, 2009 we entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") pursuant to which we sold to Mr. Yang Yongjie 4,500,000 shares of our Common Stock in exchange for payment of $4,500. In connection with the Securities Purchase Agreement we appointed Mr. Yang our sole director and principal executive officer.

  On August 20, 2010 we entered into a share cancellation agreement with Mr. Yang, the then sole director, and CEO of the Company, (the "Share Cancellation Agreement") pursuant to which Mr. Yang agreed to cancellation of 3,895,272 shares of our outstanding common stock previously issued to Mr. Yang pursuant to the terms of the Securities Purchase Agreement. The consideration for the cancellation of shares was inducement of share exchange between Sino Oriental and the Company.

  On March 21, 2009, Fujian Yada declared a dividend of RMB20,000,000 (equivalent to $2,934,000). Mr. Zhan and his spouse, the only two shareholders of Fujian Yada at the time, entered into a loan agreement with Fujian Yada pursuant to which they loaned the net proceeds of the dividend of $2,347,200 back to the Company. The loan is interest free and payable on demand. The remaining balance of $586,800 was allocated to pay the withholding tax on the dividend declared in accordance with PRC tax law. Since the period commencing January 1, 2009, the highest amount loaned by Mr. Zhan to the Company was $6,263,346. As of June 30, 2010, the balance of the loan from Mr. Zhan and his spouse to Fujian Yada is $267,689.

  On November 12, 2009, Mr. Zhan Youdai, the then major shareholder and Chief Executive Officer of Fujian Yada, and Ms. Zhou Liufeng, a then shareholder of Fujian Yada, entered into a Natural Person Guarantee Agreement with Songxi Branch of China Construction Bank Co., Ltd.. Pursuant to the Natural Person Guarantee Agreement, Mr. Zhan and Ms. Zhou agree to assume the several and jointly guarantee liability for the principle of $1,176,500 and its accrued interest under the RMB Funds Facility Contract, by and between Fujian Yada Group Co., Ltd and Songxi Branch of China Construction Bank Co., Ltd. dated November 12, 2009.

  On July 21, 2010, Mr. Zhan Youdai, the then major shareholder and Chief Executive Officer of Fujian Yada, entered into a Maximum Guarantee Contract with Bank of China Limited Nanping Branch. Pursuant to the this agreement, Mr. Zhan agrees to assume the several and jointly guarantee liability, for a period ended on the two years anniversary of June 18, 2011, for the principle of $2,963,000 and its accrued interest under the Domestic Commercial Invoice Discount Agreement, by and between Fujian Yada Group Co., Ltd and Bank of China Limited Nanping Branch dated July 21, 2010.

  On August 11, 2010, Mr. Zhan Youdai, the then major shareholder and Chief Executive Officer of Fujian Yada, entered into a Personal Guarantee Contract with Songxi Branch of China Construction Bank Co., Ltd. Pursuant to the this agreement, Mr. Zhan agrees to assume the several and jointly guarantee liability, for a period ended on the two years anniversary of February 11, 2011, for the principle of $859,300 and its accrued interest under the Bank’s Acceptance Agreement, by and between Fujian Yada Group Co., Ltd and Bank of China Limited Nanping Branch dated August 11, 2010.

Review, approval or ratification of transactions with related persons

We do not have any other special committee, policy or procedure related to the review, approval or ratification of related party transactions.

Promoters and Control Persons

We did not have any promoters at any time during the past five fiscal years.

SELLING STOCKHOLDERS

This prospectus relates to the resale by the selling stockholders named below from time to time of up to a total of 7,666,372 shares of our common stock that were issued to the selling stockholders pursuant to transactions exempt from registration under the Securities Act. All of the common stock offered by this prospectus is being offered by the selling stockholders for their own accounts.

Private Placement Transaction

On August 20, 2010, we completed a private placement transaction and sold 4,848,518 shares of common stock and certain warrants to purchase 969,703 shares of common stock to certain investors for an aggregate purchase price of approximately $15.3 million. The warrants are at $3.78 per share and have a term of three years. The issuance of our shares and warrants to these investors was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering, and Regulation D and Regulation S promulgated thereunder. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate the investment, and who represented to us that the shares were being acquired for investment.

In connection with the private placement transaction we issued to warrants to purchase an aggregate of 339,398 shares of common stock certain placement agents and financial. The warrants are at $3.78 per share and have a term of three years. The issuance of our shares to these investors was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering, and Regulation D and Regulation S promulgated thereunder.

Existing Shareholders before the reverse acquisition of Sino Oriental Agriculture Group Limited

We are also registering 1,509,820 shares of our common stock owned by a shareholder who received the shares pursuant to a share transfer from Yang Yongie at the time of our exchange agreement with Sino Oriental Agriculture Group, Ltd.

Selling Stockholders

The following table sets forth certain information regarding the selling stockholders and the shares offered by them in this prospectus. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a selling stockholder and the percentage of ownership of that selling stockholder, shares of common stock underlying shares of convertible preferred stock, options or warrants held by that selling stockholder that are convertible or exercisable, as the case may be, within 60 days of February 11, 2011 are included. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder.

None of the selling stockholders has held a position as an officer or director of the Company, nor has any selling stockholder had any material relationship of any kind with us or any of our affiliates during the past three years. All information with respect to share ownership has been furnished by the selling stockholders. The shares being offered are being registered to permit public secondary trading of the shares and each selling stockholder may offer all or part of the shares owned for resale from time to time. In addition, none of the selling stockholders has any family relationships with our officers, directors or controlling stockholders. Furthermore, except as specifically set forth in the footnote to the table below, no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer. The selling stockholders who are also broker dealers are underwriters with respect to the shares that they are offering for resale. The investors in the private placement transaction have represented to the Company that they purchased their shares in the ordinary course of business, and at the time of the purchase of the shares, they had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

The term “selling stockholders” also includes any transferees, pledges, donees, or other successors in interest to the selling stockholders named in the table below. To our knowledge, subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name. We will file a supplement to this prospectus to name successors to any named selling stockholders who are able to use this prospectus to resell the securities registered hereby.

Name	Shares of Common Stock Beneficially Owned Before the Offering	Shares of Common Stock underlying Warrants Beneficially Owned Before the Offering	Shares of Common Stock Included in Prospectus(1)	Beneficial Ownership After the Offering	Percentage of Common Stock Owned After Offering
CID Group Greater China Venture Fund III, L.P. (2)	3,172,589	634,518	3,807,107	--	--
Value Partner Hedge Master Fund Limited (3)	634,500	126,900	761,400	--	--
Deng Hui	31,726	6,345	38,071	--	--
Hu Hong	31,726	6,345	38,071	--	--
Gu Liping	68,213	13,643	81,855	--	--
Ye Fang	12,690	2,538	15,228	--	--
Wu Mijia	49,175	9,835	59,010	--	--
Wang Heping	63,452	12,691	76,142	--	--
Chen Daiwu	31,735	6,347	38,082	--	--
Zhang Hong	12,690	2,538	15,228	--	--
Fu Shuhua	22,208	4,442	26,650	--	--
Lee Chih Kwang	6,345	1,269	7,614	--	--
Shao Zijian	3,173	635	3,807	--	--
Zhang Chunyan	333,122	66,625	399,746	--	--
Xu Yihong	158,645	31,729	190,374	--	--
Zhang Yizi	31,726	6,345	38,071	--	--
Zhu Yuanhao	9,518	1,904	11,421	--	--
Lu Murong	6,345	1,269	7,614	--	--
Hudson Bay Master Fund Ltd. (4)	31,728	6,346	38,074	--	--
The USX China Fund – Stephen L. Parr (5)	49,968	9,994	59,962	--	--
Polak, Anthony G.	7,933	1,587	9,520	--	--
Polak, Anthony G "S"	7,933	1,587	9,520	--	--
Polak, Jamie	7,933	1,587	9,520	--	--
Domaco Venture Capital Fund (6)	7,933	1,587	9,520	--	--
Pershing LLC FBO Ronald Lazar IRA	7,933	1,587	9,520	--	--
RL Capital Partners LP (7)	15,858	3,172	19,030	--	--
Halter Global Opportunity Fund (8)	31,728	6,346	38,074	--	--

William Blair & Company, LLC (9)		7,095	7,095	--	--
Halter Financial Securities, Inc. (10)		475	475	--	--
WLT Brothers Holding, Inc. (11)		2,128	2,128	--	--
James H. Groh		1,660	1,660	--	--
Nicholas B. Hirsch		468	468	--	--
HFG Investments, Limited (12)		327,570	327,570	--	--
New Fortress Group, Ltd. (13)	1,508,745		1,508,745	--	--

(1) Includes both the shares of common stock beneficially owned as well as common stock underlying outstanding warrants.
(2) Steven Chang may be deemed to have voting and investment power over securities held by CID Group Greater China Venture Fund III, L.P. Steven Chang disclaims all beneficial ownership over these securities except to the extent of his pecuniary interest.
(3) Value Partners Hedge Master Fund Limited (the “Fund”) is managed by an investment management team in Value Partners Limited. Within the team, there are several members who have full authority to exercise voting control and disposition of the shares held by the Fund, they are currently Mr. Cheah Cheng Hye, Mr. So Chun Ki Louis, Ms Hung Yeuk Yan Renee and Mr. Ho Man Kei.
(4) Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Sander Gerber disclaims beneficial ownership over these securities.
(5) Stephen Parr is the president of the USX China Fund and has voting and investment power over securities held by the USX China Fund.
(6) Jack Polak is the general partner of Domaco Venture Capital Fund and has voting and investment power over securities held by Domaco Venture Capital Fund.
(7) Ronald Lazan is the managing member of RL Capital Partners LP and has voting and investment power over securities held by RL Capital Partners LP.
(8) Joseph R. Mannes is the manager of Halter Global Opportunity Fund and has voting and investment power over securities held by Halter Global Opportunity Fund. Joseph R. Mannes disclaims beneficial ownership over these securities.
(9) Tom Pace manages operations, cashiering for William Blair & Company LLC and has voting and investment power over securities held by William Blair & Company LLC. Tom Pace disclaims beneficial ownership over these securities.
(10) Nicholas Hirsch is the president of Halter Financial Securities, Inc. and has voting and investment power over securities held by Halter Financial Securities, Inc. Nicholas Hirsch disclaims beneficial ownership over these securities.
(11) Timothy P. Halter is the chairman of WLT Brothers Holding, Inc. and has voting and investment power over securities held by WLT Brothers Holding, Inc.
(12) Zhihao Zhang is the sole director of HFG Investments, Limited and has voting and investment power over securities held by HFG Investments, Limited.
(13) Zhihao Zhang is the sole director of New Fortress Group, Ltd and has voting and investment power over securities held by New Fortress Group, Ltd.

We will not receive any of the proceeds from the sale of any shares by the selling stockholders. We have agreed to bear expenses incurred by the selling stockholders that relate to the registration of the shares being offered and sold by the selling stockholders, including the SEC registration fee and legal, accounting, printing and other expenses of this offering.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  an exchange distribution in accordance with the rules of the applicable exchange;

  privately negotiated transactions;

  short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

  a combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

Any underwriters, agents, or broker-dealers, and any selling stockholders who are affiliates of broker-dealers, that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We know of no existing arrangements between any of the selling stockholders and any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares, nor can we presently estimate the amount, if any, of such compensation. See “Selling Stockholders” for description of any material relationship that a stockholder has with us and the description of such relationship.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144 of the Securities Act without volume limitations.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized to issue up to 2 00,000,000 shares of common stock, par value $0.001 per share. Each share of common stock entitles a stockholder to one vote on all matters upon which stockholders are permitted to vote. Common stock does not confer on the holder any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us, is not convertible into other securities.

No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of our common stock are fully paid and non-assessable. Subject to the rights of the holders of the preferred stock, the holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary and other holdings and investments. In addition, our operating subsidiary in the PRC, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors and any liquidation preference on outstanding preferred stock.

Preferred Stock

We may issue up to 10,000,000 shares of preferred stock, par value $0.001 per share in one or more classes or series within a class as may be determined by our board of directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Any preferred stock so issued by the board of directors may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both. Moreover, under certain circumstances, the issuance of preferred stock or the existence of the unissued preferred stock might tend to discourage or render more difficult a merger or other change in control.

No shares of preferred stock are currently outstanding. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Transfer Agent and Registrar

Our independent stock transfer agent is Securities Transfer Corporation. Its address is 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034. Its contact numbers are (469) 633-0101 for voice calls and (469) 633-0088 for fax transmissions. The transfer agent's website is located at www.stctransfer.com.

SHARES ELIGIBLE FOR FUTURE SALE

As of February 11, 2011, there were 36,824,391 shares of our common stock outstanding.

Shares issued in the Reorganization

We were originally incorporated in the State of Nevada on May 31, 2008 to effect the reincorporation of Senior Management Services of Palestine, Inc., a Texas corporation, mandated by the plan of reorganization. See "Corporate Structure and History" above. In connection with a plan of reorganization a total of 1,000,000 shares of our common stock were issued to Halter Financial Group, Inc. and 250,010 shares were issued to issued to 449 holders of unsecured debt. The 1,250,010 shares were issued pursuant to Section 1145 of the Bankruptcy Code and may be sold without restriction under the Securities Act of 1933.

Shares Covered by this Prospectus

All of the 7,666,372 shares being registered in this offering may be sold without restriction under the Securities Act of 1933.

Lock Up Agreement

On August 20, 2010, we entered into a lock-up agreement (the "Lock Up Agreement") with the former shareholders of Sino Oriental pursuant to which the shareholders irrevocably agreed not to offer, pledge, sell, contract to sell or otherwise transfer or dispose of an aggregate of 25,840,830 shares of our common stock during the period commencing on the date of the Lock-Up Agreement and ending on the first anniversary of the date that the registration statement of which this prospectus is a part is first declared effective by the SEC.

Rule 144

The SEC adopted amendments to Rule 144 which became effective on February 15, 2008 and apply to securities acquired both before and after that date. Under these amendments, a person who has beneficially owned restricted shares of our common stock or warrants for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale, (2) we are subject to the Exchange Act reporting requirements for at least 90 days before the sale and (3) if the sale occurs prior to satisfaction of a one-year holding period, we provide current information at the time of sale.

Persons who have beneficially owned restricted shares of our common stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

  1% of the total number of securities of the same class then outstanding, which will equal approximately 368,244 shares immediately after this offering; or

  the average weekly trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

However, since we anticipate that our shares will be quoted on the OTC Bulletin Board, which is not an “automated quotation system,” our stockholders will not be able to rely on the market-based volume limitation described in the second bullet above. If, in the future, our securities are listed on an exchange or quoted on NASDAQ, then our stockholders would be able to rely on the market-based volume limitation. Unless and until our stock is so listed or quoted, our stockholders can only rely on the percentage based volume limitation described in the first bullet above.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144. The selling stockholders will not be governed by the foregoing restrictions when selling their shares pursuant to this prospectus.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Historically, the SEC staff has taken the position that Rule 144 is not available for the resale of securities initially issued by companies that are, or previously were, blank check companies, like us. The SEC has codified and expanded this position in the amendments discussed above by prohibiting the use of Rule 144 for resale of securities issued by any shell companies (other than business combination related shell companies) or any issuer that has been at any time previously a shell company. The SEC has provided an important exception to this prohibition, however, if the following conditions are met:

  the issuer of the securities that was formerly a shell company has ceased to be a shell company;

  the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

  the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

  at least one year has elapsed from the time that the issuer filed current comprehensive disclosure with the SEC reflecting its status as an entity that is not a shell company.

As a result, our stockholders who received shares from the exchange with Sino Oriental will be able to rely on Rule 144 to sell their shares without registration, once such shares are no longer subject to the Lock Up Agreement, from and after August 25, 2011 (the one year anniversary of our filing of an 8-K with Form 10 information with the SEC).

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Sheppard Mullin Richter & Hampton, LLP.

EXPERTS

The consolidated financial statements of Fujian Yada Group, Ltd included in this prospectus and in the registration statement have been audited by PKF Hong Kong, independent registered public accounting firm, to the extent and for the periods set forth in their report appearing in the registration statement, and are included in reliance on such report, given the authority of said firm as an expert in auditing and accounting.

The financial statements of SMSA Palestine Acquisition Corp. included in this prospectus and in the registration statement have been audited by S.W. Hatfield, CPA, to the extent and for the periods set forth in their report appearing in the registration statement and are included in reliance on such report given the authority of said firm as an expert in auditing and accounting.

Sheppard Mullin Richter & Hampton LLP has issued a legal opinion on the validity of the securities being registered in connection with the registration statement.

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the Registrant or any of its parents or subsidiaries. Nor was any such person connected with the Registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matters involved.

You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Condensed Consolidated Financial Statements
Three and nine months ended September 30, 2010 and 2009

PART I—FINANCIAL INFORMATION

Item 1.        FINANCIAL STATEMENTS.

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Condensed Consolidated Statements of Income and Comprehensive Income
For the three and nine months ended September 30, 2010 and 2009
(Stated in US Dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	(unaudited)		(unaudited)
	2010	2009	2010	2009

Sales revenue	$18,003,393	$6,955,559	$50,654,461	$26,133,838
Cost of sales	(8,459,489)	(4,683,770)	(31,384,151)	(19,857,049)

Gross profit	9,543,904	2,271,789	19,270,310	6,276,789

Operating expenses
Administrative expenses	284,926	100,454	903,396	373,880
Selling expenses	455,727	22,572	1,042,170	133,483

	740,653	123,026	1,945,566	507,363

Income from operations	8,803,251	2,148,763	17,324,744	5,769,426
Government grant income	8,277	-	39,016	11,726
Other (loss) income - net	(125,470)	(160,599)	25,392	(71,268)
Net finance costs - Note 9	(336,892)	(124,407)	(699,841)	(355,924)

Income before income taxes	8,349,166	1,863,757	16,689,311	5,353,960
Income taxes - Note 8	88,219	(18,166)	(79,311)	163,208

Net income	$8,437,385	$1,845,591	$16,610,000	$5,517,168

Other comprehensive income
Foreign currency translation adjustments	843,372	20,500	968,966	4,391

Total comprehensive income	$9,280,757	$1,866,091	$17,578,966	$5,521,559

Earnings per share: basic and diluted - Note 10	$0.65	$0.16	$1.37	$0.47

Weighted average number of shares outstanding: basic and diluted	13,075,333	11,685,617	12,153,946	11,685,617

See the accompanying notes to condensed consolidated financial statement

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Condensed Consolidated Balance Sheets
As of September 30, 2010 and December 31, 2009
(Stated in US Dollars)

	September 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$11,326,206	$420,801
Restricted cash - Note 4	875,446	658,390
Trade receivables, net - Note 5	18,905,412	8,647,949
Other receivables, prepayments and deposits - Note 6	4,510,270	5,552,065
Inventories - Note 7	14,714,314	14,821,239
Deferred tax assets	244,154	181,566

Total current assets	50,575,802	30,282,010
Property, plant and equipment, net - Note 11	11,634,295	9,317,588
Deposit for acquisition of plant and equipment	239,520	-
Land use rights - Note 12	6,105,954	709,024

TOTAL ASSETS	$68,555,571	$40,308,622

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Current liabilities
Trade payables	$3,808,318	$2,397,675
Bills payable - Note 4	1,347,300	1,085,580
Receipts in advance	182,092	1,199,127
Loans from third parties - Note 16	149,700	937,853
Other payables and accrued expenses - Note 13	2,432,126	1,514,191
Amounts due to related parties - Note 14	333,605	3,650,031
Income tax payable	154,449	145,730
Secured short-term borrowings - Note 15	6,124,227	6,645,510
Current maturities of secured long-term borrowings - Note 15	312,125	283,865

Total current liabilities	14,843,942	17,859,562
Deferred tax liabilities	27,996	28,116
Secured long-term borrowings - Note 15	-	22,005

TOTAL LIABILITIES	14,871,938	17,909,683

COMMITMENTS AND CONTINGENCIES - Note 18

STOCKHOLDERS' EQUITY
Common stock: par value $0.001 per share; authorized 100,000,000 shares as of September 30, 2010 and December 31, 2009; 11,685,617 shares issued and outstanding as of December 31, 2009; 14,729,756 shares issued and outstanding as of September 30, 2010 - Note 19	14,730	11,686
Additional paid-in capital - Note 19	17,607,910	3,900,726
Stock subscription receivable	(4,500)	-
Statutory reserve	2,279,570	2,183,139
Accumulated other comprehensive income	1,790,169	821,203
Retained earnings	31,995,754	15,482,185

TOTAL STOCKHOLDERS' EQUITY	53,683,633	22,398,939

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$68,555,571	$40,308,622

See the accompanying notes to condensed consolidated financial statements

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Condensed Consolidated Statements of Stockholders' Equity
(Unaudited)
(Stated in US Dollars)

						Accumulated
	Common stock		Additional	Stock		other
	No. of		paid-in	subscription	Statutory	comprehensive	Retained
	shares	Amount	capital	receivable	reserve	income	earnings	Total

Balance, December 31, 2009	11,685,617	$11,686	$3,900,726	$-	$2,183,139	$821,203	$15,482,185	$22,398,939
Foreign currency translation adjustments	-	-	-	-	-	968,966	-	968,966
Net income	-	-	-	-	-	-	16,610,000	16,610,000
Appropriation to statutory reserve	-	-	-	-	96,431	-	(96,431)	-
Recapitalization – 19 (d)	1,104,732	1,105	(58,469)	(4,500)	-	-	-	(61,864)
Private placement	1,939,407	1,939	13,715,266	-	-	-	-	13,717,205
Increase in paid up capital of Misaky before the Reorganization	-	-	387	-	-	-	-	387
Increase in paid up capital of Sino Oriental before the Reorganization	-	-	50,000	-	-	-	-	50,000

Balance, September 30, 2010	14,729,756	$14,730	$17,607,910	$(4,500)	$2,279,570	$1,790,169	$31,995,754	$53,683,633

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Condensed Consolidated Statement of Cash Flows
For the nine months ended September 30, 2010 and 2009
(Stated in US Dollars)

	Nine months ended September 30,
	(Unaudited)
	2010	2009
Cash flows from operating activities
Net income	$16,610,000	$5,517,168
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	424,768	335,400
Gain on disposal of property, plant and equipment	(50,210)	-
Deferred taxes	(58,890)	(163,208)
Unrealized loss of forward exchange contracts	412,954	56,644
(Reversal of) provision for obsolete inventories	(165,178)	78,142
(Reversal of) provision for doubtful debts	(168,266)	8,372
Changes in operating assets and liabilities:
Trade receivables	(9,789,017)	(4,068,342)
Other receivables, prepayments and deposits	707,100	2,553,988
Inventories	583,639	(349,167)
Trade payables	1,334,296	4,218,862
Restricted cash held as collateral for forward exchange contracts	(137,547)	(216,687)
Receipts in advance	(1,020,604)	(3,944,520)
Other payables and accrued expenses	897,217	765,118
Income tax payable	5,139	(33,803)

Net cash flows provided by operating activities	9,585,401	4,757,967

Cash flows from investing activities
Payments to acquire and for deposit for acquisition of property, plant and equipment	(2,915,705)	(2,019,578)
Proceeds from disposal of property, plant and equipment	236,171	-
Payments to acquire land use right	(5,346,526)	-

Net cash flows used in investing activities	(8,026,060)	(2,019,578)

Cash flows from financing activities
Proceeds from secured borrowings	7,736,612	6,002,282
Repayments of secured borrowings	(8,388,192)	(3,877,017)
Decrease in loans from third parties	(797,754)	(15,663)
Increase in restricted cash held as collateral for bills payable	(64,178)	(43,953)
Increase in bills payable	238,576	146,530
Deemed distributions relating to the Reorganization - Note 2	-	(256,725)
Proceeds from issue of common stock of Misaky and Sino Oriental	50,387	-
Cash received from private placement - Note 19 (b)	13,717,205	-
Repayments to related parties	(3,321,853)	(4,630,173)

Net cash flows provided by (used in) financing activities	9,170,803	(2,674,719)

Effect of foreign currency translation on cash and cash equivalents	175,261	113

Net increase in cash and cash equivalents	10,905,405	63,783
Cash and cash equivalents - beginning of period	420,801	82,521

Cash and cash equivalents - end of period	$11,326,206	$146,304
Supplemental disclosures for cash flow information
Cash paid for:
Interest, net of capitalized interest	$597,948	$287,438
Income taxes	$133,062	$33,803

Non-cash financing activity:
Transfer of dividend payable to amounts due to related parties - Note 14	$-	$2,347,200

See the accompanying notes to Condensed Consolidated Financial Statements

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Condensed Consolidated Financial Statements
(Stated in US Dollars)

1.	Corporate information

(i)

Asia Green Agriculture Corporation (Formerly known as SMSA Palestine Acquisition Corp.) (the “Company”) was organized on May 21, 2008 as a Nevada corporation to effect the reincorporation of Senior Management Services of Palestine, Inc., a Texas corporation, mandated by the plan of reorganization discussed below.

The Company's emergence from Chapter 11 of Title 11 of the United States Code on August 1, 2007 created the combination of a change in majority ownership and voting control - that is, loss of control by the then-existing stockholders, a court-approved reorganization, and a reliable measure of the entity's fair value - resulting in a fresh start, creating, in substance, a new reporting entity. Accordingly, the Company, post bankruptcy, has no significant assets, liabilities or operating activities. Therefore, the Company, as a new reporting entity, qualified as a “development stage enterprise” as defined in Development Stage Entities topic of the FASB Accounting Standards Codification and as a shell company as defined in Rule 405 under the Securities Act of 1933, (Securities Act), and Rule 12b-2 under the Securities Exchange Act of 1934, (Exchange Act).

On November 4, 2009, the Company entered into a share purchase agreement with Yang Yongjie, a resident of the Peoples Republic of China (the "PRC"), pursuant to which, he acquired 4.5 million shares of our common stock for $4,500 cash or $0.001 per share.

Prior to the completion of reverse takeover transaction (“RTO”) on August 20, 2010 as mentioned in Note 2(vi), the company was a development stage company for development of the Chinese restaurant concept. Following the completion of RTO on August 20, 2010, the Company commenced to be engaged in the production and marketing of fresh and processed produce, including bamboos, bamboo shoots, cucumber, corn, mushrooms and other agricultural products.

(ii)

Misaky Industrial Limited (“Misaky”) was incorporated in Hong Kong on December 10, 2004, as a limited liability company with authorized capital of HK$10,000, divided into 10,000 common shares of HK$1 par value each, of which 3,001 common shares were issued and paid up. Before the acquisition by Sino Oriental Agriculture Group Limited (“Sino Oriental”) as described in note 2(v), Misaky was wholly owned by Zhan Youdai (“Mr. Zhan”) through a trust agreement with Cai Yangbo. The sole director of Misaky is Mr. Zhan. The principal business of Misaky is investment holding and only holds 100% equity interest in Fujian Yada Group Co., Ltd. (“Fujian Yada”).

(iii)

Sino Oriental Agriculture Group Limited (“Sino Oriental”) was incorporated in the British Virgin Islands (the “BVI”) on January 4, 2010 as a limited liability company with authorized, issued and paid up capital of $50,000, divided into 50,000 common shares of $1 par value each. Prior to the completion of RTO on August 20, 2010, the 50,000 common shares were held as to 38,455 shares, representing 76.9% equity interest, by Mr. Zhan through a trust agreement with Cai Yangbo and 11,545 shares, representing 23.1% equity interest, by other noncontrolling shareholders. The sole director of Sino Oriental is Mr. Zhan. The principal business of Sino Oriental is investment holding and only holds 100% equity interest in Misaky.

(iv)

Fujian Yada Group Co., Ltd. (“Fujian Yada”) was established in the PRC on February 6, 2001 as a limited liability company. The paid up capital of Renminbi (“RMB”) 30,000,000 was held as to 97% by Mr, Zhan and 3% by Liufeng Zhou, Mr. Zhan's spouse respectively and was transferred to Misaky on May 26, 2010 as stated in Note 2(iv). The principal activities of the Company are production and marketing of fresh and processed produce, including bamboos, bamboo shoots, cucumber, corn, mushrooms and other agricultural products.

(v)

Fujian Yaxin Food Co., Ltd. (“Yaxin”) was established in the PRC on April 2, 2007 as a limited liability company. Before the acquisition by the Fujian Yada as stated in Note 2(i), the paid up capital of RMB10,000,000 was wholly held by Mr. Zhan. The principal activities of Yaxin are production and marketing of fresh and processed produce, including bamboos, bamboo shoots, cucumber, corn, mushrooms and other agricultural products.

(vi)

Fujian Shengda Import & Export Trading Co., Ltd. (“Shengda”) was established in the PRC on June 5, 2007 as a limited liability company. Before the acquisition by the Fujian Yada as stated in Note 2(ii), the paid up capital of RMB5,000,000 was held as to 90% by Mr. Zhan and 10% by Liufeng Zhou, Mr. Zhan's spouse. The principal activity of Shengda is trading of the Company's agricultural products to oversea customers.

(vii)

Fujian Xinda Food Co., Ltd. (“Xinda”) was established in the PRC on February 5, 2005 as a limited liability company. Before the acquisition by the Company as stated in Note 2(iii), the paid up capital of RMB5,000,000 was held as to 30% by Mr. Zhan and 70% by Liufeng Zhou, Mr. Zhan's spouse. The principal activities of Xinda are production and marketing of bamboo shoots.

(viii)

Shanghai Yada Green Food Co., Ltd. (“Shanghai Yada”) was established in the PRC on September 15,2010 as a limited liability company with registered and paid up capital of RMB2,000,000 and is a wholly owned subsidiary of Fujian Yada. The principal activities of Shanghai Fujain are trading and marketing of food products.

(ix)

Fuzhou Yada Green Food Co., Ltd. (“Fuzhou Yada”) was established in the PRC on October 15, 2010 as a limited liability company with registered and paid up capital of RMB1,000,000 and is a wholly owned subsidiary of Fujian Yada. The principal activities of Shanghai Fujain are trading and marketing of food products.

2.	Reorganization

To rationalize the group structure, the Company, Fujian Yada, Yaxin, Shengda and Xinda reorganized their group structure (the “Reorganization”) as follows:

(i)

Fujian Yada entered into two separate agreements with Mr. Zhan to acquire Mr. Zhan's 90% and 10% equity interest in Yaxin on April 10, 2008 and October 26, 2009 respectively at cash considerations of RMB9,000,000 (equivalent to $1,320,300) and RMB1,000,000 (equivalent to $146,700) respectively, equivalent to the paid up capital of Yaxin.

(ii)

Fujian Yada entered into two separate agreements with Mr. Zhan and his spouse, Liufeng Zhou to acquire their 100% equity interest in Shengda on April 8, 2008 and October 26, 2009 respectively at cash considerations of RMB4,500,000 (equivalent to $660,150) and RMB500,000 (equivalent to $73,350), equivalent to the paid up capital of Shengda.

(iii)

On March 23, 2008, Fujian Yada entered into an agreement with Mr. Zhan and his spouse, Liufeng Zhou to acquire their 95% equity interest of Xinda at a cash consideration of RMB475,000 (equivalent to $69,683), equivalent to the then Xinda's 95% paid up capital of RMB500,000. On October 26, 2009, the Company acquired their remaining 5% equity interest of Xinda at a cash consideration of RMB250,000 (equivalent to $36,675), equivalent to the then Xinda's 5% paid up capital of RMB5,000,000.

(iv)

On April 13, 2010, Mr. Zhan and Liufeng Zhou, Mr. Zhan's spouse, entered into an agreement with Misaky, a limited liability company incorporated in Hong Kong, pursuant to which Misaky agreed to acquire their 100% equity interest in the Company at a cash consideration of RMB31,157,000.

(v)

On July 2, 2010, the shareholder of Misaky entered into an agreement with Sino Oriental, pursuant to which Sino Oriental agreed to acquire 100% equity interest in Misaky at a cash consideration of HK$3,001, equivalent to the issued and paid up share capital of Misaky.

(vi)

On August 20, 2010, the Company entered into a share exchange agreement with the shareholders of Sino Oriental to acquire their 100% of the issued and outstanding common shares in Sino Oriental by issuance of 11,685,617 shares of the Company's common stock with par value of $0.001 each. On the same date, the Company entered into a share cancellation agreement with Mr. Yang, the majority shareholder of the Company, pursuant to which Mr. Yang agreed to surrender for cancellation of 3,895,272 shares of the Company's outstanding common stock.

The aggregate cash consideration of $2,306,858 paid to Mr. Zhan and his spouse, Liufeng Zhou stated in Notes 2 (i), (ii) and (iii) is deemed distribution in connection of the transactions. Upon the completion of Reorganization on August 20, 2010, Fujian Yada, Yaxin, Shengda and Xinda became the wholly owned subsidiaries of the Company.

3.	Summary of significant accounting policies

Basis of consolidation and presentation

Before and immediately after the completion of Reorganization, the Company, Fujian Yada, Yaxin, Shengda and Xinda are under the common control of Mr. Zhan and his spouse, Liufeng Zhou. Accordingly, accounting for recapitalization is adopted for the preparation of condensed consolidated financial statements to present the combined results of operations and financial position of the Company, Fujian Yada, Yaxin, Shengda and Xinda as if the current group structure, which means that Fujian Yada, Yaxin, Shengda and Xinda are wholly owned subsidiaries of the Company, had been in existence at the beginning of the reporting period.

The accompanying unaudited condensed consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) including the instructions to Form 10-Q and Regulation S-X. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles gennerally accepted in the United States of America have been condensed or omitted from these statements pursuant to such rules and regulation and, accordingly, they do not include all the information and notes necessary for comprehensive consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009.

The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, restricted cash, trade receivables and other receivables, prepayment and deposits. As of September 30, 2010 and December 31, 2009, substantially all of the Company's cash and cash equivalents and restricted cash were held by major financial institutions located in the PRC, which the management believes are of high credit quality. With respect to trade receivables, the Company extends credit based on an evaluation of the customer's financial condition. The Company generally does not require collateral for trade receivables and maintains an allowance for doubtful accounts of trade receivables.

As of September 30, 2010, the Company did not have any balance of gross trade receivables due from individual customer that represented 10% or more of the Company's gross trade receivables.

As of December 31, 2009, except for a receivable balance from one customer which represents 12% of gross trade receivables, no any other single customer's receivable balance was considered to be large enough to pose a significant credit risk to the Company.

Fair value of financial instruments

The Company adopted ASC 820 (previously Statement of Financial Accounting Standards (“SFAS”) No. 157) on January 1, 2008. The adoption of ASC 820 did not materially impact the Company's financial position, results of operations or cash flows.

ASC 820 requires the disclosure of the estimated fair value of financial instruments. The carrying amounts of the financial assets and liabilities approximate to their fair values due to short maturity of such instruments.

Derivative financial instruments

The Company is for derivative financial instruments in accordance with the Topic ASC 815 “Derivatives and Hedging”. The topic requires the Company to recognize the value of derivative instruments as either assets or liabilities in the condensed consolidated balance sheets at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated as a hedge and qualifies as part of a hedging relationship.

The Company enters into foreign currency forward exchange contracts (“forward exchange contracts”) to manage its exposure to the foreign currency exchange risk related to the trade receivable denominated in Japanese Yen (“JPY”). The Company does not enter into forward exchange contracts for trading or speculative purposes. In accordance with US GAAP, the forward exchange contracts are considered as “derivatives not designated as hedging instruments”. Therefore, the foreign exchange contracts are recorded at fair value, with the gain or loss on these transactions recorded in the condensed consolidated statements of income and comprehensive income within “other (loss) income - net” in the period in which they occur. As of September 30, 2010 and December 31, 2009, the Company had outstanding forward exchange contracts to sell totaling JPY617,000,000 and JPY500,000,000 respectively with maturities of less than one year.

Fair value measurements

When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. The Company uses the following three levels of inputs in determining the fair value of the Company's assets and liabilities, focusing on the most observable inputs when available:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.
Level 2 -	Observable inputs other than quoted prices in active markets for identical assets or liabilities.
Level 3 -	Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed is determined based on the lowest level input that is significant to the fair value measurement.

The following items recorded or measured at fair value on a recurring basis in the accompanying condensed consolidated financial statements were based on the use of Level 2 inputs as of September 30, 2010 and December 31, 2009:

Included in the following
items of condensed
	consolidated	Total fair value
	balance sheets	measurement as of
		September	December
		30, 2010	31, 2009
		(Unaudited)	(Audited)

Derivative financial assets - forward exchange contracts	Other receivables, prepayments and deposits	$8,234	$24,902

Derivative financial liabilities - forward exchange contracts	Other payables and accrued expenses	$573,586	$167,877

	Included in
	the
	following
	items of
	condensed
	consolidated
	statements	Three months ended		Nine months ended
	of income	September 30,		September 30,
		2010	2009	2010	2009
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Realized loss recorded - forward exchange contracts	Other (loss) income - net	$-	$(27,097)	$(2,339)	$(23,936)
Unrealized loss recorded - forward exchange contracts	Other (loss) income - net	(236,361)	(323,694)	(412,954)	(56,644)
Total (loss) recorded		$(236,361)	$(350,791)	$(415,293)	$(80,580)

The Company estimates the fair value of forward exchange contracts on a quarterly basis by obtaining market quotes of spot and forward rates for contracts with similar terms, adjusted where necessary for maturity differences. There were no changes in valuation techniques during the nine months ended September 30, 2010 and 2009.

Recently issued accounting pronouncements

Accounting for Transfers of Financial Assets (Included in amended Topic ASC 860 “Transfers and Servicing”, previously SFAS No. 166, “Accounting for Transfers of Financial Assets - an Amendment of Financial Accounting Standard Board (“FASB”) Statement No. 140.”). The amended topic addresses information a reporting entity provides in its financial statements about the transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. Also, the amended topic removes the concept of a qualifying special purpose entity, limits the circumstances in which a transferor derecognizes a portion or component of a financial asset, defines participating interest and enhances the information provided to financial statement users to provide greater transparency. The amended topic is effective for the first annual reporting period beginning after November 15, 2009 and was effective for us as of January 1, 2010. The adoption of this amended topic has no material impact on the Company's financial statements.

Consolidation of Variable Interest Entities - Amended (Included in amended Topic ASC 810 “Consolidation”, previously SFAS 167 “Amendments to FASB Interpretation No. 46(R)”). The amended topic requires an enterprise to perform an analysis to determine the primary beneficiary of a variable interest entity; to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity. The amended topic also requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. The amended topic is effective for the first annual reporting period beginning after November 15, 2009 and was effective for us as of January 1, 2010. The adoption of this amended topic has no material impact on the Company's financial statements.

The FASB issued Accounting Standards Update (ASU) No. 2009-13, Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements - A Consensus of the FASB Emerging Issues Task Force.” This update provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific or third-party evidence is available. The Company will be required to apply this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011; however, earlier application is permitted. The management is in the process of evaluating the impact of adopting this ASU update on the Company's financial statements.

The FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC Topic 820 to require the following additional disclosures regarding fair value measurements: (i) the amounts of transfers between Level 1 and Level 2 of the fair value hierarchy; (ii) reasons for any transfers in or out of Level 3 of the fair value hierarchy and (iii) the inclusion of information about purchases, sales, issuances and settlements in the reconciliation of recurring Level 3 measurements. ASU 2010-06 also amends ASC Topic 820 to clarify existing disclosure requirements, requiring fair value disclosures by class of assets and liabilities rather than by major category and the disclosure of valuation techniques and inputs used to determine the fair value of Level 2 and Level 3 assets and liabilities. With the exception of disclosures relating to purchases, sales, issuances and settlements of recurring Level 3 measurements, ASU 2010-06 was effective for interim and annual reporting periods beginning after December 15, 2009. The disclosure requirements related to purchases, sales, issuances and settlements of recurring Level 3 measurements will be effective for financial statements for annual reporting periods beginning after December 15, 2010. The management is in the process of evaluating the effect of disclosure requirements related to purchases, sales, issuances and settlements of recurring Level 3 measurements on its financial statements and results of operation and is currently not yet in a position to determine such effects.

The FASB issued ASU No. 2010-02, “Consolidation (Topic 810) Accounting and Reporting for Decreases in Ownership of a Subsidiary - a Scope Clarification”. This amendment affects entities that have previously adopted Topic 810-10 (formally SFAS 160). It clarifies the decrease in ownership provisions of Subtopic 810-10 and removes the potential conflict between guidance in that Subtopic and asset derecognition and gain or loss recognition guidance that may exist in other US GAAP. An entity will be required to follow the amended guidance beginning in the period that it first adopts FAS 160 (now included in Subtopic 810-10). For those entities that have already adopted FAS 160, the amendments are effective at the beginning of the first interim or annual reporting period ending on or after December 15, 2009. The amendments should be applied retrospectively to the first period that an entity adopted FAS 160. The adoption of this ASU update has no material impact on the Company's financial statements.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements, which amends FASB ASC Topic 855, Subsequent Events. The update provides that SEC filers, as defined in ASU 2010-09, are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. The update also requires SEC filers to evaluate subsequent events through the date the financial statements are issued rather than the date the financial statements are available to be issued. The Company adopted ASU 2010-09 upon issuance. The adoption of this ASU update has no material impact on the Company's financial statements.

4.	Restricted cash and bills payable

Restricted cash as of September 30, 2010 and December 31, 2009 consist of the following:

	September 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)

Bank deposits held as collateral for forward exchange contracts	$471,256	$325,381
Bank deposits held as collateral for bills payable	404,190	333,009

	$875,446	$658,390

When the Company intends or is requested to settle its suppliers by issuance of bills, it is required to place deposits with banks equal to 30% - 40% of the bills amount at the time of issuance. The bills payable was also guaranteed by third parties. These deposits will be used to settle the bills at maturity.

When the Company enters into forward exchange contracts with the bank, it is required to place deposits with reference to the nominal amount. These deposits will be used to settle loss on the forward exchange contracts or return to the Company at the earlier of maturity date or exercise date.

5.	Trade receivables, net

	September 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)

Trade receivables	$18,925,306	$8,835,685
Less : Allowance for doubtful accounts	(19,894)	(187,736)

Balance at end of period	$18,905,412	$8,647,949

Trade receivables with carrying value of $480,965 as of September 30, 2010 were pledged as collateral under certain loan agreements (see Note 15). No trade receivables were pledged as of December 31, 2009.

6.	Other receivables, prepayments and deposits

	September 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)

Prepayments *	$3,024,618	$4,797,800
Deposits	686,524	-
Derivative financial assets - forward exchange contracts - Note 3	8,234	24,902
VAT tax recoverable	-	418,895
Other receivables	790,894	310,468

	$4,510,270	$5,552,065
* Represents primarily prepayments for the production of fresh produce which are expected to be recorded as cost of sales upon harvest within one year.

7.	Inventories

	September 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)

Raw materials and packaging materials	$3,700	$700,487
Bamboo and other growing crops	7,936,458	7,929,141
Finished goods	6,848,067	6,429,341

	14,788,225	15,058,969
Less: Provision for obsolete inventories	(73,911)	(237,730)

	$14,714,314	$14,821,239

As of September 30, 2010 and December 31, 2009, the inventories with carrying amount of $838,320 and $1,995,120 were pledged as collateral under certain loan agreements (see Note 15).

8.	Income taxes

United States

Asia Green Agriculture Corporation (Formerly known as SMSA Palestine Acquisition Corp.) is subject to the United States of America Tax Law at a tax rate of 34%. No provision for US federal income taxes has been made as the Company had no taxable income in this jurisdiction for the reporting period.

BVI

Sino Oriental was incorporated in the BVI and, under the current lasws of the BVI, are not subject to income taxes.

Hong Kong

Misaky is incorporated in Hong Kong and subject to profit tax rate of 16.5% on the assessable profits during the reporting period. No provision for Hong Kong profit tax has been made on Misaky had no taxable income in this jurisdiction for the reporting period.

PRC

Pursuant to the new PRC's enterprise income tax (“EIT”) law, Fujian Yada, Yaxin, Xinda, Shengda, Shanghai Yada and Fuzhou Yada are subject to EIT at the statutory rate of 25%. In addition, the Company's profits generated from its fresh produce, which have been qualified as agriculture product under the EIT law, are exempted from EIT.

In July 2006, the FASB issued ASC 740-10-25 (previously Interpretation No. 48, "Accounting for Uncertainty in Income Taxes"). This interpretation requires recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. The Company adopted this ASC 740-10-25 on January 1, 2007. Under the new CIT Law which became effective on January 1, 2008, the Company may be deemed to be a resident enterprise by the PRC tax authorities. If the Company was deemed to be resident enterprise, the Company may be subject to the CIT at 25% on the worldwide taxable income and dividends paid from PRC subsidiaries to their overseas holding companies may be exempted from 10% PRC withholding tax. Except for certain immaterial interest income from bank deposits placed with financial institutions outside the PRC, all of the Company's income is generated from the PRC operation. Given the immaterial amount of income generated from outside the PRC and the PRC subsidiaries do not intend to pay dividends for the foreseeable future, the management considers that the impact arising from resident enterprise on the Company's financial position is not significant. The management evaluated the Company's overall tax positions and considered that no additional provision for uncertainty in income taxes is necessary as of September 30, 2010 and December 31, 2009.

9.	Net finance costs

Details of finance costs are summarized as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	(Unaudited)		(Unaudited)
	2010	2009	2010	2009

Total interest cost incurred	$328,207	$123,417	$597,948	$361,629
Less: Interest capitalized	-	-	-	(74,191)

Net interest cost	328,207	123,417	597,948	287,438
Other finance costs	8,685	990	101,893	68,486

	$336,892	$124,407	$699,841	$355,924

10.	Earnings per share

During the reporting periods, potential dilutive shares are excluded from the computation of earnings per share if their effect is anti-dilutive. 523,640 anti-dilutive warrants were excluded from the calculation of earnings per share for the three and nine months ended September 30, 2010. Accordingly, the basic and diluted earnings per share are the same.

The per share data reflects the reorganization of stockholders' equity as if the Reorganization occurred as of the beginning of the first period presented.

11.	Property, plant and equipment, net

	September 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
Cost:
Buildings	$10,240,521	$9,204,350
Plant and machinery	1,371,212	1,597,492
Motor vehicles	126,071	54,088
Electronic equipment	129,314	98,515
Leasehold improvements	163,789	-

	12,030,907	10,954,445
Accumulated depreciation	(1,967,993)	(1,636,857)
Construction in progress	1,571,381	-

Net	$11,634,295	$9,317,588

During the reporting periods, depreciation charge is included in:

	Three months ended		Nine months ended
	September 30,		September 30,
	(Unaudited)		(Unaudited)

	2010	2009	2010	2009
Cost of sales and overheads of inventories	$122,607	$81,758	$276,115	$241,724
Selling expenses	17,636	453	29,540	1,360
Administrative expenses	5,745	41,751	90,364	80,682

	$145,988	$123,962	$396,019	$323,766

As of September 30, 2010 and December 31, 2009, buildings and plant and machinery with carrying amount of $8,818,514 and $9,272,656 were pledged as collateral under certain loan arrangements, respectively (Note 15).

During the nine months ended September 30, 2010, property, plant and equipment with net book value of $185,961 were disposed of at a consideration of $236,171, resulting in a gain of $50,210. There was no disposal during the nine months ended September 30, 2009.

For the nine months ended September 30, 2009, the Company capitalized interest of $74,191 to the cost of property, plant and equipment. There was no capitalized interest during the nine months ended September 30, 2010.

12.	Land use rights

	September 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)

Land use rights	$6,203,635	$776,168
Accumulated amortization	(97,681)	(67,144)

	$6,105,954	$709,024

The Company obtained the right from the relevant PRC land authority or Villagers' Committees for a period of twenty or fifty years to use the land on which the office premises, production facilities, growing crops and warehouse of the Company are situated. As of September 30, 2010 and December 2009, land use rights with carrying amounts of $711,643 and $709,024 were pledged as collateral under certain loan arrangements (Note 15).

During the nine months ended September 30, 2010 and 2009, amortization amounted to $28,749 and $11,634 respectively. During the three months ended September 30, 2010 and 2009, amortization amounted to $20,900 and $3,879 respectively. The estimated amortization expense for each of the five succeeding years is $223,247 each year.

13.	Other payables and accrued expenses

	September 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)

Withholding tax payable - Note 14	$586,800	$586,800
Pension payable	492,173	333,229
Derivative financial liabilities - forward exchange contracts - Note 3	573,586	167,877
VAT payable	287,877	-
Salaries payable	237,291	106,534
Accrued audit fee	17,964	161,370
Other payables	236,435	158,381

	$2,432,126	$1,514,191

Pension payable represents accrued staff medical, industry injury claims, labor and unemployment insurances, all of which are third parties insurance and the insurance premiums are based on certain percentage of salaries. The obligations of the Company are limited to those premiums contributed by the Company.

14.	Amounts due to related parties

The amounts represent amounts due to Mr. Zhan and Liufeng Zhou, Mr. Zhan's spouse, and are interest-free, unsecured and repayable on demand.

On March 21, 2009, the company declared a dividend of RMB20,000,000 (equivalent to $2,934,000), of which $2,347,200 was transferred to amounts due to related parties in accordance with a loan agreement entered into between Mr. Zhan, and Liufeng Zhou, Mr. Zhan's spouse and the Company. The remaining balance of $586,800, representing withholding tax on dividend declared in accordance with PRC Tax Law, was included in other payables and accrued expenses (Note 13).

15.	Secured borrowings

	September 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)

Secured short-term borrowings - Note 15(a)	$6,124,227	$6,645,510
Current maturities of secured long-term borrowings	312,125	283,865

	$6,436,352	$6,929,375

Secured long-term borrowings - Note 15(b) Interest bearing:
- at 2.4% per annum - Note 15(c)	$289,670	$283,865
- at 14.4% per annum	22,455	22,005

	312,125	305,870
Less: current maturities	(312,125)	(283,865)

	$-	$22,005

Notes:

(a)	The weighted-average interest rate on short-term borrowings as of September 30, 2010 and December 31, 2009, were 5.48% and 6.14%, respectively.

(b)	Long-term borrowings were repayable as follows:

	June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)

Within one year	$312,125	$283,865
After one year but within two years	-	22,005

	$312,125	$305,870

(c)	The amount represents a loan from Financial Bureau, Songxi County of the PRC through an entrusted loan arrangement with a bank.

As of September 30, 2010, the Company's banking facilities were composed of the following:

		Amount
Facilities granted	Granted	utilized	Unused

Secured bank loans	$6,436,352	$6,436,352	$-

The secured borrowings were secured by the following:

(i)	The Company's assets with following carrying values:

	September 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)

Property, plant and equipment (Note 11)	$8,818,514	$9,272,656
Trade receivable (Note 5)	480,965	-
Land use rights (Note 12)	711,643	709,024
Inventories (Note 7)	838,320	1,995,120

	$10,849,442	$11,976,800

(ii)	Guarantees executed by third parties;
(iii)	Guarantees executed by Mr. Zhan and Liufeng Zhou, Mr. Zhan's spouse; and
(iv)	Guarantees executed by certain staff of the Company.

During the reporting periods, there was no covenant requirement under the banking facilities granted to the Company.

16.	Loans from third parties

	September 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)

Interest bearing - Note 16(a)	$-	$733,500
Non-interest bearing	149,700	204,353

	$149,700	$937,853

a.	Interest bearing at a fixed rate of 9% to 24% per annum.

b.	All the loans from third parties are unsecured and repayable on demand or within one year.

17.	Defined contribution plan

The Company has a defined contribution plan for all qualified employees in the PRC. The employer and its employees are each required to make contributions to the plan at the rates specified in the plan. The only obligation of the Company with respect to retirement scheme is to make the required contributions under the plan. No forfeited contribution is available to reduce the contribution payable in the future years. The defined contribution plan contributions were charged to the statements of income and comprehensive income. The Company recorded defined contribution plan expenses of $162,972 and $85,041 for the nine months ended September 30, 2010 and 2009 respectively.

18.	Commitments and contingencies

Capital commitment

As of September 30, 2010, and December 31, 2009, the capital commitments was $4,716,019 and $Nil.

Operating lease commitment

The Company leases certain land lease contracts under operating leases. The future minimum lease payments under non- cancelable operating leases are as follows at September 30, 2010:

2011	$3,213,864
2012	3,179,899
2013	3,129,479
2014	3,113,461
2015	3,113,461
Thereafter	53,462,511

$69,212,675

Rental expense for operating leases amounted to $2,058,762 and $1,559,839 for the nine months ended September 30, 2010 and 2009, respectively, have been recorded in cost of sales and inventories.

Rental expense for operating leases amounted to $889,486 and $518,755 for the three months ended September 30, 2010 and 2009, respectively, have been recorded in cost of sales and inventories.

Registration payment arrangement

On August 20, 2010, the Company completed a private placement of 1,939,407 shares of common stock and three-year warrants to purchase up to 387,881 shares of common stock at an exercise price of $9.45 per share. In connection with the private placement, three-year warrants to purchase up to 135,759 shares of common stock at an exercise price of $9.45 per share were issued to the Placement Agent.

Pursuant to the subscription agreement, the Company was required to file a registration statement (the “Registration Statement”) under the Securities Act of 1933, as amended, (i) registering for resale by the investors 1,939,407 shares of common stock and warrants to purchase up to 387,881 shares of common stock issued to the investors; and (ii) registering for resale for the Placement Agents for the warrants to purchase up to 135,759 shares of common stock (all of the foregoing securities being collectively referred herein as the “Registrable Securities”). The Company agreed to use its best efforts to file the Registration Statement within 30 days from the closing date (the “Closing Date”), August 20, 2010, (the “Registration Filing Date”) and to have the Registration Statement declared effective prior to the 150th day of Closing Date (the “Registraction Effective Date”).

In the event that (i) the Registration Statement has not been filed on or prior to the Registration Filing Date or declared effective by the SEC on or before the Registration Effective Date; and (ii) the Registrable Securities included in such Registration Statement are not saleable under Rule 144, the Company shall pay to each investor as liquidated damages, a cash payment equal to 0.5% per month of the aggregated amount invested by such investors in the private placement until the registration statement has been filed and/or declared effective, but the maximum amount of liquidated damages is capped at 6% on aggregated amount invested by such investors. In accordance with FASB ASC 825-20, if the Company determines a registration payment arrangement is probable and can be reasonably estimated, a liability should be recorded. As of September 30, 2010 and up to the date of approval of these financial statements, it is not considered probable that the Company will be required to make any material payments under the registration rights arrangement and therefore no provision for such liability has been made.

19.	Common stock and additional paid-in capital

			Additional
	Number of		paid-in
	Shares	Amount	capital

Balance, December 31, 2009	11,685,617	$11,686	$3,900,726
Recapitalization - Note 19 (d)	1,104,732	1,105	(58,469)
Private placement - Note 19 (b)	1,939,407	1,939	13,715,266
Increase in paid up capital of Misaky before the Reorganization	-	-	387
Increase in paid up capital of Sino Oriental before the Reorganization	-	-	50,000

Balance, September 30, 2010	14,729,756	$14,730	$17,607,910

Notes:

(a)

On August 20, 2010, the Company issued 11,685,617 shares of common stock at par value $0.001 each to the shareholders of Sino Oriental in exchange for their 100% issued and outstanding common stock in Sino Oriental.

(b)

On August 20, 2010, the Company completed a private placement of 1,939,407 shares of common stock and three-year warrants to purchase up to 387,881 shares of common stock at an exercise price of $9.45 per share for a gross proceed of $15,282,527 with related issuance expenses of $1,565,322. In connection with the private placement, three-year warrants to purchase up to 135,759 shares of common stock at an exercise price of $9.45 per share were issued to Placement Agent.

(c)	On August 20,2010, 3,895,272 shares of the Company's common stock, which were held by a shareholder, Mr. Yang Yongjie, were cancelled.

(d)	The Company's issued and outstanding 1,104,732 shares of common stock prior to the RTO were accounted for as $61,864, the net liabilities of the Company at the time of RTO.

20.	Segment information

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company's chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company's reportable segments. Management, including the chief operating decision maker, reviews operating results solely by monthly fresh produce and processed produce and operating results of the Company and, as such, the Company has determined that the Company has two operating segments as defined by ASC 280, “Segments Reporting” (previously SFAS 131): Fresh produce and processed produce.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on reportable operating segments' gross profit. There is no inter- segment sales or transfers during the three and nine months ended September 30, 2010 and 2009. Management does not track segment assets and, therefore, segment assets information is not presented.

	Fresh produce		Processed produce		Total
	Nine months ended		Nine months ended		Nine months ended
	September 30,		September 30,		September 30,
	(Unaudited)		(Unaudited)		(Unaudited)
	2010	2009	2010	2009	2010	2009

Revenue from external customers	$35,083,556	$22,525,192	$15,570,905	$3,608,646	$50,654,461	$26,133,838
Segment profit	$13,668,997	$6,144,154	$5,601,313	$132,635	$19,270,310	$6,276,789

	Fresh produce		Processed produce		Total
	Three months ended		Three months ended		Three months ended
	September 30,		September 30,		September 30,
	(Unaudited)		(Unaudited)		(Unaudited)
	2010	2009	2010	2009	2010	2009

Revenue from external customers	$12,580,348	$5,190,006	$5,423,045	$1,765,553	$18,003,393	$6,955,559
Segment profit	$6,671,499	$1,847,610	$2,872,405	$424,179	$9,543,904	$2,271,789

A reconciliation is provided for unallocated amounts relating to corporate operations which is not included in the segment information.

	Three months ended		Nine months ended
	September 30,		September 30,
	(Unaudited)		(Unaudited)
	2010	2009	2010	2009

Total consolidated revenue	$18,003,393	$6,955,559	$50,654,461	$26,133,838

Total profit for reportable segments	$9,543,904	$2,271,789	$19,270,310	$6,276,789
Unallocated amounts relating to operations:
Administrative expenses	(284,926)	(100,454)	(903,396)	(373,880)
Selling expenses	(455,727)	(22,572)	(1,042,170)	(133,483)
Government grant income	8,277	-	39,016	11,726
Other (loss) income - net	(125,470)	(160,599)	25,392	(71,268)
Net finance costs	(336,892)	(124,407)	(699,841)	(355,924)

Income before income taxes	$8,349,166	$1,863,757	$16,689,311	$5,353,960

All of the Company's long-lived assets are located in the PRC. Geographic information about the revenues, which are classified based on the customers, is set out as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	(Unaudited)		(Unaudited)
	2010	2009	2010	2009

PRC	$17,319,315	$5,752,805	$48,182,082	$23,436,126
Japan	684,078	1,202,754	2,472,379	2,697,712

Total	$18,003,393	$6,955,559	$50,654,461	$26,133,838

During the reporting periods, no individual customer represented 10% or more of the Company's consolidated revenue.

21.	Related party transactions

Apart from the transactions as disclosed in notes 14 and 15 to the condensed consolidated financial statements, the Company had no other material transactions with its related parties during the nine months ended September 30, 2010 and 2009.

22.	Subsequent Events

The Company evaluated all events or transactions that occurred after September 30, 2010 through the date the financial statements were issued and has determined that there is no material recognizable nor subsequent events or transactions which would require recognition or disclosure in the condensed consolidated financial statements.

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)

Consolidated Financial Statements
(Stated in US dollars)

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Consolidated Financial Statements

F-i

Report of Independent Registered Public Accounting Firm

To the sole Director and Stockholders of
Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)

We have audited the accompanying consolidated balance sheets of Asia Green Agriculture Corporation (Formerly known as SMSA Palestine Acquisition Corp.) (the “Company”) and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

PKF
Certified Public Accountants
Hong Kong, China
May 28, 2010 except for notes 1, 2, 16, 18 and 23, as to which the date is January 14, 2011

Asia Green Agriculture Corporation (Formerly known as SMSA Palestine Acquisition Corp.)
Consolidated Statements of Income and Comprehensive Income
(Stated in US Dollars)
	Year ended December 31,
	2009	2008
Sales revenue	$39,804,099	$25,775,347
Cost of sales	(26,479,617)	(17,722,221)
Gross profit	13,324,482	8,053,126
Operating expenses
Administrative expenses	721,723	463,096
Selling expenses	269,726	270,354
	991,449	733,450
Income from operations	12,333,033	7,319,676
Government grant income - Note 3	205,254	72,075
Other net income (loss)	100,026	(101,573)
Net finance cost - Note 9	(423,736)	(470,435)
Income before income taxes	12,214,577	6,819,743
Income taxes - Note 8	(97,147)	(86,538)
Net income	$12,117,430	$6,733,205
Other comprehensive income
Foreign currency translation adjustments	7,442	645,426
Total comprehensive income	$12,124,872	$7,378,631
Earnings per share: basic and diluted - Note 18	$1.04	$0.58
Weighted average number of shares outstanding: basic and diluted	11,685,617	11,685,617

See accompanying notes to consolidated financial statements

Asia Green Agriculture Corporation (Formerly known as SMSA Palestine Acquisition Corp.)
Consolidated Balance Sheets
(Stated in US Dollars)
	As of December 31,
	2009	2008
ASSETS
Current assets
Cash and cash equivalents	$420,801	$82,521
Restricted cash - Note 4	658,390	484,112
Trade receivables, net - Note 5	8,647,949	4,389,742
Other receivables, prepayments and deposits - Note 6	5,552,065	4,986,816
Inventories - Note 7	14,821,239	12,608,561
Deferred tax assets - Note 8	181,566	172,284
Total current assets	30,282,010	22,724,036
Property, plant and equipment, net - Note 10	9,317,588	8,272,009
Land use rights - Note 11	709,024	724,547
TOTAL ASSETS	$40,308,622	$31,720,592
LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Trade payables	$2,397,675	$3,041,627
Bills payable - Note 4	1,085,580	1,320,300
Receipts in advance	1,199,127	4,947,018
Loans from third parties - Note 15	937,853	440,100
Other payables and accrued expenses - Note 12	1,514,191	1,195,637
Amounts due to related parties - Note 13	3,650,031	2,453,237
Income tax payable	145,730	106,451
Secured short-term borrowings - Note 14	6,645,510	4,173,615
Current maturities of secured long-term borrowings - Note 14	283,865	284,598
Total current liabilities	17,859,562	17,962,583
Deferred tax liabilities - Note 8	28,116	10,086
Secured long-term borrowings - Note 14	22,005	283,131
TOTAL LIABILITIES	17,909,683	18,255,800
COMMITMENTS AND CONTINGENCIES - Note 20
STOCKHOLDERS’ EQUITY
Common stock: par value $0.001 per share 11,685,617 shares issued and outstanding - Note 16	11,686	11,686
Additional paid-in capital	3,900,726	4,157,451
Statutory reserve - Note 17	2,183,139	1,054,650
Accumulated other comprehensive income	821,203	813,761
Retained earnings	15,482,185	7,427,244
TOTAL STOCKHOLDERS’ EQUITY	22,398,939	13,464,792
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$40,308,622	$31,720,592

See accompanying notes to consolidated financial statements

Asia Green Agriculture Corporation (Formerly known as SMSA Palestine Acquisition Corp.)
Consolidated Statements of Stockholders’ Equity
(Stated in US Dollars)
				Accumulated
		Additional		other
	Common	paid-in	Statutory	comprehensive	Retained
	stock	capital	reserve	income	earnings	Total
Balance, January 1, 2008	$11,686	$5,587,776	$297,537	$168,335	$1,451,152	$7,516,486
Deemed distributions relating to the Reorganization - Note 2	-	(2,050,133)	-	-	-	(2,050,133)
Increase in paid up capital of Xinda in form of cash consideration	-	619,808	-	-	-	619,808
Foreign currency translation adjustments	-	-	-	645,426	-	645,426
Net income	-	-	-	-	6,733,205	6,733,205
Appropriation to statutory reserve	-	-	757,113	-	(757,113)	-
Balance, December 31, 2008	11,686	4,157,451	1,054,650	813,761	7,427,244	13,464,792
Deemed distributions relating to the Reorganization - Note 2	-	(256,725)	-	-	-	(256,725)
Foreign currency translation adjustments	-	-	-	7,442	-	7,442
Net income	-	-	-	-	12,117,430	12,117,430
Dividend	-	-	-	-	(2,934,000)	(2,934,000)
Appropriation to statutory reserve	-	-	1,128,489	-	(1,128,489)	-
Balance, December 31, 2009	$11,686	$3,900,726	$2,183,139	$821,203	$15,482,185	$22,398,939

See accompanying notes to consolidated financial statements

Asia Green Agriculture Corporation (Formerly known as SMSA Palestine Acquisition Corp.)
Consolidated Statements of Cash Flows
(Stated in US Dollars)
	Year ended December 31,
	2009	2008
Cash flows from operating activities
Net income	$12,117,430	$6,733,205
Adjustments to reconcile net income to net cash provided by
operating activities :-
Depreciation and amortization	463,532	414,668
Loss on disposal of property, plant and equipment	-	17,034
Deferred taxes	8,742	(18,062)
Unrealized (gain) loss of forward exchange contracts	(39,152)	178,985
Provision for obsolete inventories	60,712	32,313
Provision for doubtful debts	82,787	89,932
Changes in operating assets and liabilities :-
Trade receivables	(4,338,382)	(3,654,910)
Other receivables, prepayments and deposits	(553,949)	(2,118,702)
Inventories	(2,272,031)	(4,171,276)
Trade payables	(643,558)	(538,895)
Restricted cash held as collateral for forward exchange contracts	(237,215)	(86,490)
Receipts in advance	(3,745,591)	4,735,295
Other payables and accrued expenses	292,685	198,494
Income tax payable	39,255	99,694
Net cash flows provided by operating activities	1,235,265	1,911,285
Cash flows from investing activities
Payments to acquire property, plant and equipment	(2,025,882)	(1,890,211)
Proceeds from disposal of property, plant and equipment	-	720,750
Net cash flows used in investing activities	(2,025,882)	(1,169,461)
Cash flows from financing activities
Proceeds from secured borrowings	9,302,405	5,239,853
Repayment of secured borrowings	(7,093,725)	(5,297,513)
Increase in loans from third parties	497,448	432,450
Decrease (increase) in restricted cash held as collateral for bills payable	63,044	(129,735)
Increase in bills payable	(234,576)	-
Increase in paid up capital of Xinda in form of cash consideration	-	619,808
Deemed distributions relating to the Reorganization - Note 2	(256,725)	(2,050,133)
(Repayments to) advances from related parties	(1,149,183)	281,003
Net cash flows provided by (used in) financing activities	1,128,688	(904,267)
Effect of foreign currency translation on cash and cash equivalents	209	13,345
Net increase (decrease) in cash and cash equivalents	338,280	(149,098)
Cash and cash equivalents - beginning of year	82,521	231,619
Cash and cash equivalents - end of year	$420,801	$82,521
Supplemental disclosures for cash flow information
Cash paid for :-
Interest, net of capitalized interest	$424,579	$441,593
Income taxes	$49,150	$4,907
Non-cash financing activity :-
Transfer of dividend payable to amounts due to related parties - Note 13	$2,347,200	$-

See accompanying notes to consolidated financial statements

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

1.	Corporate information

(i)

Asia Green Agriculture Corporation (Formerly known as SMSA Palestine Acquisition Corp.) (the “Company”) was organized on May 21, 2008 as a Nevada corporation to effect the reincorporation of Senior Management Services of Palestine, Inc., a Texas corporation, mandated by the plan of reorganization discussed below.

The Company’s emergence from Chapter 11 of Title 11 of the United States Bankruptcy Code August 1, 2007 created the combination of a change in majority ownership and voting control - that is, loss of control by the then-existing stockholders, a court-approved reorganization, and a reliable measure of the entity’s fair value - resulting in a fresh start, creating, in substance, a new reporting entity. Accordingly, the Company, post bankruptcy, has no significant assets, liabilities or operating activities. Therefore, the Company, as a new reporting entity, qualifies as a “development stage enterprise” as defined in Development Stage Entities topic of the FASB Accounting Standards Codification and as a shell company as defined in Rule 405 under the Securities Act of 1933, (Securities Act), and Rule 12b-2 under the Securities Exchange Act of 1934, (Exchange Act).

On November 4, 2009, the Company entered into a share purchase agreement with Yang Yongjie (“Mr. Yang”), a resident of the Peoples Republic of China (the “PRC”), pursuant to which he acquired 4.5 million shares of our common stock for $4,500 cash or $0.001 per share.

Prior to the completion of reverse takeover transaction (“RTO”) on August 20, 2010 as mentioned in Note 2(vi), the company was a development stage enterprise for development of the Chinese restaurant concept. Following the completion of RTO on August 20, 2010, the Company commenced to be engaged in the production and marketing of fresh and processed produce, including bamboos, bamboo shoots, cucumber, corn, mushrooms and other agricultural products.

(ii)

Misaky Industrial Limited (“Misaky”) was incorporated in Hong Kong on December 10, 2004 as a limited liability company with authorized capital of HK$10,000, divided into 10,000 common shares of HK$1 par value each, of which 3,001 common shares were issued and paid up. Before the acquisition by Sino Oriental Agriculture Group Limited (“Sino Oriental”) as described in note 2(v), Misaky was wholly owned by Youdai Zhan (“Mr. Zhan”) through a trust agreement with Cai Yang Bo. The sole director of Misaky is Mr. Zhan. The principal business of Misaky is investment holding and only holds 100% equity interest in Fujian Yada Group Co., Ltd. (“Fujian Yada”).

(iii)

Sino Oriental Agriculture Group Limited (“Sino Oriental”) was incorporated in the British Virgin Islands (the “BVI”) on January 4, 2010 as a limited liability company with authorized, issued and paid up capital of $50,000, divided into 50,000 common shares of $1 par value each. Prior to the completion of RTO on August 20, 2010, the 50,000 common shares were held as to 38,455 shares, representing 76.9% equity interest, by Mr. Zhan through a trust agreement with Cai Yang Bo and 11,545 shares, representing 23.1% equity interest, by other noncontrolling shareholders. The sole director of Sino Oriental is Mr. Zhan. The principal business of Sino Oriental is investment holding and only holds 100% equity interest in Misaky.

(iv)

Fujian Yada Group Co., Ltd. (“Fujian Yada”) was established in the PRC on February 6, 2001 as a limited liability company. The paid up capital of Renminbi (“RMB”) 30,000,000 is held as to 97% by Youdai Zhan (“Mr. Zhan”) and 3% by Liufeng Zhou, Mr. Zhan’s spouse. The principal activities of the Company are production and marketing of fresh and processed produce, including bamboos, bamboo shoots, cucumber, corn, mushrooms and other agricultural products.

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

1.	Corporate information (Cont’d)

(v)

Fujian Yaxin Food Co., Ltd. (“Yaxin”) was established in the PRC on April 2, 2007 as a limited liability company. Before the acquisition by the Company as stated in Note 2(i), the paid up capital of RMB10,000,000 was wholly held by Mr. Zhan. The principal activities of Yaxin are production and marketing of fresh and processed produce, including bamboos, bamboo shoots, cucumber, corn, mushrooms and other agricultural products.

(vi)

Fujian Shengda Import & Export Trading Co., Ltd. (“Shengda”) was established in the PRC on June 5, 2007 as a limited liability company. Before the acquisition by the Company as stated in Note 2(ii), the paid up capital of RMB5,000,000 was held as to 90% by Mr. Zhan and 10% by Liufeng Zhou, Mr. Zhan’s spouse. The principal activity of Shengda is trading of the Company’s agricultural products to oversea customers.

(vii)

Fujian Xinda Food Co., Ltd. (“Xinda”) was established in the PRC on February 5, 2005 as a limited liability company. Before the acquisition by the Company as stated in Note 2(iii), the paid up capital of RMB5,000,000 was held as to 30% by Mr. Zhan and 70% by Liufeng Zhou, Mr. Zhan’s spouse. The principal activities of Xinda are production and marketing of bamboo shoots.

(viii)	Shanghai Yada Green Food Co., Ltd. (“Shanghai Yada”) was established in the PRC on September 15,2010 as a limited liability company with registered and paid up capital of RMB2,000,000 and is a wholly owned subsidiary of Fujian Yada. The principal activities of Shanghai Fujain are trading and marketing of food products.

(ix)	Fuzhou Yada Green Food Co., Ltd. (“Fuzhou Yada”) was established in the PRC on October 15, 2010 as a limited liability company with registered and paid up capital of RMB1,000,000 and is a wholly owned subsidiary of Fujian Yada. The principal activities of Shanghai Fujain are trading and marketing of food products.

(x)	Shixing Yada Forestry Development Co., Ltd. (“Shixing Yada”) was established in the PRC on November 26, 2010 as a limited liability company with registered and paid up capital of RMB3,000,000 and is wholly owned subsidiary of Fujian Yada. The principal activities of Shixing Yada are production and marketing of bamboo related products.

(xi)	Yudu Yada Forestry Co., Ltd. (“Yudu Yada”) was established in the PRC on November 10, 2010 as a limited liability company with registered and paid up capital of RMB3,000,000 and is wholly owned subsidiary of Fujian Yada. The principal activities of Yudu Yada are production and marketing of bamboo related products.

(xii)	Jianyang Yaxin Agriculture and Forestry Development Co., Ltd. (“Jianyang Yaxin”) was established in the PRC on October 12, 2010 as a limited liability company with registered and paid up capital of RMB2,000,000 and is wholly owned subsidiary of Fujian Yaxin. The principal activities of Jiantyang Yaxin are production and marketing of fresh and processed produce, including bamboos, bamboo shoots, cucumber, corn, mushrooms and other agricultural products.

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

2.	Reorganization

To rationalize the group structure, the Company, Yaxin, Shengda and Xinda reorganized their group structure (the “Reorganization”) as follows :-

(i)

Fujian Yada entered into two separate agreements with Mr. Zhan to acquire Mr. Zhan’s 90% and 10% equity interest in Yaxin on April 10, 2008 and October 26, 2009 respectively at cash considerations of RMB9,000,000 (equivalent to $1,320,300) and RMB1,000,000 (equivalent to $146,700) respectively, equivalent to the paid up capital of Yaxin.

(ii)

Fujian Yada entered into two separate agreements with Mr. Zhan and his spouse, Liufeng Zhou to acquire their 100% equity interest in Shengda on April 8, 2008 and October 26, 2009 respectively at cash considerations of RMB4,500,000 (equivalent to $660,150) and RMB500,000 (equivalent to $73,350), equivalent to the paid up capital of Shengda.

(iii)

On March 23, 2008, Fujian Yada entered into an agreement with Mr. Zhan and his spouse, Liufeng Zhou to acquire their 95% equity interest of Xinda at a cash consideration of RMB475,000 (equivalent to $69,683), equivalent to the then Xinda’s 95% paid up capital of RMB500,000. On October 26, 2009, Fujian Yada acquired their remaining 5% equity interest of Xinda at a cash consideration of RMB250,000 (equivalent to $36,675), equivalent to the then Xinda’s 5% paid up capital of RMB5,000,000.

(iv)

On April 13, 2010, Mr. Zhan and Liufeng Zhou, Mr. Zhan’s spouse, entered into an agreement with Misaky, a limited liability company incorporated in Hong Kong, pursuant to which Misaky agreed to acquire their 100% equity interest in the Fujian Yada at a cash consideration of RMB31,157,000.

(v)

On July 2, 2010, the shareholder of Misaky entered into an agreement with Sino Oriental, pursuant to which Sino Oriental agreed to acquire 100% equity interest in Misaky at a cash consideration of HK$3,001, equivalent to the issued and paid up share capital of Misaky.

(vi)

On August 20, 2010, the Company entered into a share exchange agreement with the shareholders of Sino Oriental to acquire their 100% of the issued and outstanding common shares in Sino Oriental by issuance of 11,685,617 shares of the Company’s common stock with par value of $0.001 each. On the same date, the Company entered into a share cancellation agreement with Mr. Yang, the shareholder of the Company, pursuant to which Mr. Yang agreed to surrender for cancellation of 3,895,272 shares of the Company’s outstanding common stock.

The aggregate cash consideration of $2,306,858 paid to Mr. Zhan and his spouse, Liufeng Zhou stated in Notes 2 (i), (ii) and (iii) is deemed distribution in connection of the transactions. Upon the completion of Reorganization on August 20, 2010, Misaky, Sino Oriental, Fujian Yada, Yaxin, Shengda and Xinda became the wholly owned subsidiaries of the Company.

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

3.	Summary of significant accounting policies

Basis of consolidation and presentation

Before and immediately after the completion of Reorganization, the Company, Misaky, Sino Oriental, Fujian Yada, Yaxin, Shengda and Xinda are under the common control of Mr. Zhan and his spouse, Liufeng Zhou. Accordingly, accounting for recapitalization is adopted for the preparation of consolidated financial statements to present the combined results of operations and financial position of the Company, Misaky, Sino Oriental, Fujian Yada, Yaxin, Shengda and Xinda as if the current group structure, which means that Misaky, Sino Oriental, Fujian Yada, Yaxin, Shengda and Xinda are wholly owned subsidiaries of the Company, had been in existence at the beginning of the reporting period. The 11,685,617 shares of the Company’s common stock issued for RTO are deemed the opening common stock since January 1, 2008 to reflect the recapitalization.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of estimates

In preparing financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These accounts and estimates include, but are not limited to, the valuation of trade receivable, other receivables, inventories and deferred income taxes and the estimation on useful lives and residual values of property, plant and equipment. Actual results could differ from those estimates.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, restricted cash, trade receivables and other receivables, prepayment and deposits. As of December 31, 2009 and 2008, substantially all of the Company’s cash and cash equivalents and restricted cash were held by major financial institutions located in the PRC, which management believes are of high credit quality. With respect to trade receivables, the Company extends credit based on an evaluation of the customer’s financial condition. The Company generally does not require collateral for trade receivables and maintains an allowance for doubtful accounts of trade receivables.

As of December 31, 2009, except for a receivable balance from one customer which represents 12% of gross trade receivable, no any other single customer’s receivable balance is considered to be large enough to pose a significant credit risk to the Company.

As of December 31, 2008, the Company did not have any balance of gross trade receivable due from individual customer that represented 10% or more of the Company’s gross trade receivables.

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

3.	Summary of significant accounting policies (Cont'd)

Cash and cash equivalents

Cash and cash equivalents include all cash, deposits in banks and other highly liquid investments with initial maturities of three months or less. As of December 31, 2009 and 2008, almost all the cash and cash equivalents were denominated in RMB and were placed with banks in the PRC. They are not freely convertible into foreign currencies and the remittance of these funds out of the PRC is subject to exchange control restrictions imposed by the PRC government. The remaining insignificant balance of cash and cash equivalents were denominated in United States Dollars and Japanese Yen (“JPY”).

Restricted cash

Deposits in banks pledged as securities for bills payable and forward foreign currency exchange contracts (Note 4) that are restricted in use are classified as restricted cash under current assets.

Allowance for doubtful debts

The Company establishes an allowance for doubtful accounts based on management’s assessment of the collectibility of trade receivables. A considerable amount of judgment is required in assessing the amount of the allowance, the Company considers the historical level of credit losses and applies percentages to aged receivable categories. The Company makes judgments about the creditworthiness of each customer based on ongoing credit evaluations, and monitors current economic trends that might impact the level of credit losses in the future. If the financial condition of the customers were to deteriorate, resulting in their inability to make payments, a larger allowance may be required.

Based on the above assessment, during the reporting years, the management establishes the general provisioning policy to make allowance equivalent to 30% of gross amount of trade receivables due between one and two years and 100% of gross amount of accounts receivable due over 2 years. Additional specific provision is made against trade receivables whenever they are considered to be doubtful.

Bad debts are written off when identified. The Company extends unsecured credit to certain customers ranging from one to three months in the normal course of business. The Company does not accrue interest on trade accounts receivable.

Historically, losses from uncollectible accounts have not significantly deviated from the general allowance estimated by the management and no significant additional bad debts have been written off directly to the profit and loss. This general provisioning policy has not changed in the past since establishment and the management considers that the aforementioned general provisioning policy is adequate and not too excessive and does not expect to change this established policy in the near future.

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

3.	Summary of significant accounting policies (Cont'd)

Inventories

Inventories are stated at the lower of cost or market. Cost is computed using the weighted average cost method for finished goods, raw materials and packaging materials. Finished goods include fresh and processed produce while raw materials and packaging materials consist primarily of purchased fresh and processed produce and containers.

Expenditures on bamboo and other growing crops are valued at the lower of cost or market and are deferred and charged to cost of sales when the related produce is harvested and sold. The deferred growing costs included in inventories in the consolidated balance sheets consist primarily of land rental cost and service costs.

In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels. The Company’s reserve requirements generally increase or decrease with its projected demand requirements and market conditions. The Company estimates the demand requirements based on market conditions, forecasts prepared by its customers, sales contracts and orders in hand.

In addition, the Company estimates net realizable value based on intended use, current market value and inventory ageing analyses. The Company writes down the inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventories and the estimated market value based upon assumptions about future demand and market conditions.

Based on the above assessment, the Company establishes a general provision to make a 20% provision for inventories aged between one and two years and 100% provision for inventories aged over 2 years.

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

3.	Summary of significant accounting policies (Cont'd)

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

Depreciation is provided on the straight-line basis (after taking into account the respective estimated residual values) over the estimated useful lives of property, plant and equipment. The principal useful lives and residual value are as follows :-

	Estimated useful lives	Residual value
Buildings	30 years	5%
Plant and machinery	5 - 10 years	5%
Motor vehicles	5 years	5%
Electronic equipment	5 years	5%

Maintenance or repairs are charged to expense as incurred. Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

Construction in progress mainly represents expenditures in respect of the Company’s offices and factories under construction. All direct costs relating to the acquisition or construction of the Company’s office and factories are capitalized as construction in progress. No depreciation is provided in respect of construction in progress.

Land use rights

Land use rights are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the terms of the lease of 50 years obtained from the relevant PRC land authority.

Impairment of long-lived assets

Long-lived assets are tested for impairment in accordance with ASC 360-10-45 “Impairment or Disposal of Long-Lived Assets” (previously Statement of Financial Accounting Standards (“SFAS”) No. 144). The Company periodically evaluates potential impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company recognizes impairment of long-lived assets in the event that the net book values of such assets exceed the future undiscounted cash flows attributable to such assets. During the reporting periods, the Company has not identified any indicators that would require testing for impairment.

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

3.	Summary of significant accounting policies (Cont'd)

Capitalized interest

The interest cost associated with the major development and construction projects is capitalized and included in the cost of the project. When no debt is incurred specifically for a project, interest is capitalized on amounts expended on the project using weighted-average cost of the Company’s outstanding borrowings. Capitalization of interest ceases when the project is substantially complete or development activity is suspended for more than a brief period.

Revenue recognition

Revenue from sales of the Company’s products, including fresh produce and processed produce, is recognized upon customer acceptance, which occurs at the time of delivery to customer, provided persuasive evidence of an arrangement exists, such as signed sales contract, the significant risks and rewards of ownership have been transferred to the buyer at the time when the products are delivered to its customers with no significant post-delivery obligation on our part, the sales price is fixed or determinable and collection is reasonably assured. We do not provide our customers with contractual rights of return and post-delivery discount for any of our products, including fresh produce and processed produce. When there is any significant post-delivery performance obligations exits, revenue is recognized only after such obligations are fulfilled. The Company evaluates the terms of sales agreement with its customer for fresh produce and processed produce in order to determine whether any significant post-delivery performance obligations exist. Currently, the sales under fresh produce and processed produce segments do not include any terms which may impose any significant post-delivery performance obligations to the Company.

Revenue from sales of the Company’s product represents the invoiced value of goods, net of the value-added tax (“VAT”). The Company’s processed produce products that are sold in the PRC are subject to VAT at a rate of 17 percent of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials, other materials or costs included in the cost of producing the Company’s processed produce products.

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

3.	Summary of significant accounting policies (Cont'd)

Government grants

Government grants are received for compensation of finance costs already incurred or for good performance of the Company and are recognized when the approval documents are obtained from the relevant government authorities.

For compensation of finance costs, the Company matches and offsets the government grants with the finance costs as specified in the grant approval document in the corresponding period when such expenses are incurred. Government grants received for good performance of the Company are recognized as income in the period they become recognizable.

During the years ended December 31, 2009 and 2008, the Company received government grants of $70,373 and $72,075, respectively, for good performance of the Company which is unconditional, non-refundable and without any restrictions on usage at the time of grant to and receipt by the Company. Such grant is recognized as income for the years.

Government grants of $79,169 and $43,245 were offset against the finance costs in each year ended December 31, 2009 and 2008, respectively. In addition, during the year ended December 31, 2009 and 2008, the Company recorded government grant income of $134,881 and $nil, respectively, for government grants received as compensation for the finance costs already incurred in the prior period.

Cost of sales

Cost of sales consists primarily of land rental cost and service costs, materials costs, purchasing and receiving costs, inspection costs, wages, employee compensation, depreciation and related costs, which are directly attributable to the cost of fresh and processed produce and production of products. Write-down of inventories to lower of cost or market is also recorded in cost of sales.

Administrative expenses

Administrative expenses consist primarily of office expenses, entertainment, traveling expenses, depreciation, audit fee, salaries and staff pension which are incurred at the administrative level and exchange difference.

Selling expenses

Selling expenses consist primarily of advertising, salaries and transportation costs incurred during the selling activities.

Income taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to ASC 740 “Income Taxes” (previously SFAS No. 109). Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

3.	Summary of significant accounting policies (Cont'd)

Advertising, transportation, research and development expenses

Advertising, transportation, research and development expenses are charged to expense as incurred.

Advertising expenses amounting to $1,463 and $6,315 for two years ended December 31, 2009 and 2008 respectively are included in selling expenses.

Transportation expenses amounting to $149,627 and $181,924 for two years ended December 31, 2009 and 2008 respectively are included in selling expenses.

No material research and development expenses were incurred for the two years ended December 31, 2009 and 2008.

Dividends

Dividends are recorded in the Company’s financial statements in the period in which they are declared.

Comprehensive income

The Company has adopted ASC 220, “Comprehensive Income” (previously SFAS No. 130), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Components of comprehensive income include net income and foreign currency translation adjustments. As at December 31, 2009 and 2008, the only component of accumulated other comprehensive income was foreign currency translation adjustments.

Foreign currency translation

The functional currency of the Company is RMB and RMB is not freely convertible into foreign currencies. The Company maintains its financial statements in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchanges rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company that are prepared using the functional currency have been translated into United States dollars. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholder’s equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of stockholders’ equity. The exchange rates in effect at December 31, 2009 and 2008 were both RMB1 for $0.1467. There is no significant fluctuation in exchange rate for the conversion of RMB to US dollars after the balance sheet date.

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

3.	Summary of significant accounting policies (Cont'd)

Fair value of financial instruments

The Company adopted ASC 820 (previously Statement of Financial Accounting Standards (“SFAS”) No. 157) on January 1, 2008. The adoption of ASC 820 did not materially impact the Company’s financial position, results of operations or cash flows.

ASC 820 requires the disclosure of the estimated fair value of financial instruments including those financial instruments for which fair value option was not elected. Except for secured long-term borrowings disclosed as below, the carrying amounts of the financial assets and liabilities approximate to their fair values due to short maturities or the applicable interest rates approximate the current market rates :-

	As of December 31, 2009		As of December 31, 2008
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Secured long-term borrowings	$305,870	$298,675	$567,729	$526,412

The fair values of secured borrowings are estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Derivative financial instruments

The Company accounts for derivative financial instruments in accordance with the Topic ASC 815 “Derivatives and Hedging”. The topic requires the Company to recognize the value of derivative instruments as either assets or liabilities in the consolidated balance sheets at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated as a hedge and qualifies as part of a hedging relationship.

The Company enters into foreign currency forward exchange contracts (“forward exchange contracts”) to manage its exposure to the foreign currency exchange risk related to the trade receivable denominated in JPY. The Company does not enter into forward exchange contracts for trading or speculative purposes. In accordance with US GAAP, the forward exchange contracts are considered as “derivatives not designated as hedging instruments”. Therefore, the forward exchange contracts are recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of income within “other net income (loss)” in the period in which they occur. As of December 31, 2009 and 2008, the Company had outstanding forward exchange contracts to sell totaling JPY500,000,000 and JPY370,000,000 respectively with maturities of less than one year.

Fair value measurements

When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. The Company uses the following three levels of inputs in determining the fair value of the Company’s assets and liabilities, focusing on the most observable inputs when available :-

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

3.	Summary of significant accounting policies (Cont'd)

Fair value measurements (cont’d)

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -	Observable inputs other than quoted prices in active markets for identical assets or liabilities.

Level 3 -	Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed is determined based on the lowest level input that is significant to the fair value measurement.

Following items recorded or measured at fair value on a recurring basis in the accompanying consolidated financial statements were based on the use of Level 2 inputs as of December 31, 2009 and 2008 :-

	Included in the following	Total fair value
	items of consolidated	measurement
	balance sheets	as of December 31,
		2009	2008
Derivative financial assets - forward	Other receivables,
exchange contracts	prepayments and deposits	$24,902	$13,942
Derivative financial liabilities - forward	Other payables and
exchange contracts	accrued expenses	$167,877	$196,094

	Included in the following
	items of consolidated
	statements of income	Year ended December 31,
		2009	2008
Realized gain recorded -
forward exchange contracts	Other net income (loss)	$45,315	$47,922
Unrealized gain (loss) recorded -
forward exchange contracts	Other net income (loss)	39,152	(178,985)
Total gain (loss) recorded		$84,467	$(131,063)

The Company estimates the fair value of forward exchange contracts on a quarterly basis by obtaining market quotes of spot and forward rates for contracts with similar terms, adjusted where necessary for maturity differences. There were no changes in valuation techniques during the years ended December 31, 2009 and 2008.

Stock-based compensation

During the reporting periods, the Company did not make any stock-based compensation payments.

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

3.	Summary of significant accounting policies (Cont'd)

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

Recently issued accounting pronouncements

FASB Accounting Standards Codification (Accounting Standards Update “ASU” 2009-1). In June 2009, the Financial Accounting Standard Board (“FASB”) approved its Accounting Standards Codification (“Codification”) as the single source of authoritative United States accounting and reporting standards applicable for all non-governmental entities, with the exception of the SEC and its staff. The Codification is effective for interim or annual financial periods ending after September 15, 2009 and impacts our financial statements as all future references to authoritative accounting literature will be referenced in accordance with the Codification. There have been no changes to the content of our financial statements or disclosures as a result of implementing the Codification.

As a result of our implementation of the Codification, previous references to new accounting standards and literature are no longer applicable. In the current financial statements, we will provide reference to both new and old guidance to assist in understanding the impacts of recently adopted accounting literature, particularly for guidance adopted since the beginning of the current fiscal year but prior to the Codification.

Noncontrolling Interests (Included in amended Topic ASC 810 “Consolidation”, previously SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements”, an amendment of ARB No. 51). The amended topic establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The adoption of this amended topic has no material impact on the Company’s financial statements.

Business Combinations (Included in amended Topic ASC 805 “Business Combinations”, previously SFAS No. 141(R)). This ASC guidance addresses the accounting and disclosure for identifiable assets acquired, liabilities assumed, and noncontrolling interests in a business combination. The adoption of this amended topic has no material impact on the Company’s financial statements.

Intangibles-Goodwill and Other (Included in amended Topic ASC 350”, previously FASB staff position (“FSP”) FAS 142-3, Determination of the Useful Life of Intangible Assets). The amended topic amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets. This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. The amended topic is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early adoption is prohibited. The adoption of this amended topic has no material effect on the Company's financial statements.

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

3.	Summary of significant accounting policies (Cont'd)

Recently issued accounting pronouncements (cont’d)

Business Combinations (Included in amended Topic ASC 805, previously FSP No. 141R-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”). Amended topic ASC 805 amends the requirements for the provisions in FASB Statement 141R for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. The amended topic eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria and instead carries forward most of the provisions for acquired contingencies. The amended topic is effective for contingent assets and contingent liabilities acquired in evaluating the impact. The adoption of this amended topic has no material impact on the Company’s financial statements.

Fair Value Measurements and Disclosures (Included in amended Topic ASC 820, previously FSP No. 157-4, “Determining Whether a Market is Not Active and a Transaction Is Not Distressed”.) The amended topic clarifies when markets are illiquid or that market pricing may not actually reflect the “real” value of an asset. If a market is determined to be inactive and market price is reflective of a distressed price then an alternative method of pricing can be used, such as a present value technique to estimate fair value. The amended topic identifies factors to be considered when determining whether or not a market is inactive. The amended topic is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009 and shall be applied prospectively. The adoption of this amended topic has no material effect on the Company's financial statements.

Investments - Debt and Equity Securities - Overall - Transition and Open Effective Date Information (Included in amended Topic ASC 320, previously FASB Staff Position No. 115-2 and Statement of Financial Accounting Standards No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”). The amended topic amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities through increased consistency in the timing of impairment recognition and enhanced disclosures related to the credit and noncredit components of impaired debt securities that are not expected to be sold. In addition, increased disclosures are required for both debt and equity securities regarding expected cash flows, credit losses, and securities with unrealized losses. The adoption of this amended topic has no material impact on the Company’s financial statements.

Interim Disclosures about Fair Value of Financial Instruments (Included in amended Topic ASC 825 “Financial Instruments”, previously FSP SFAS No. 107-1). This guidance requires that the fair value disclosures required for all financial instruments be included in interim financial statements. This guidance also requires entities to disclose the method and significant assumptions used to estimate the fair value of financial instruments on an interim and annual basis and to highlight any changes from prior periods. The amended topic was effective for interim periods ending after September 15, 2009. The adoption of this amended topic has no material impact on the Company’s financial statements.

Subsequent Events (Included in amended Topic ASC 855 “Subsequent Events”, previously SFAS No. 165). The amended topic establishes accounting and disclosure requirements for subsequent events. The amended topic details the period after the balance sheet date during which we should evaluate events or transactions that occur for potential recognition or disclosure in the financial statements, the circumstances under which we should recognize events or transactions occurring after the balance sheet date in its financial statements and the required disclosures for such events. The Company adopted this amended topic effective June 1, 2009.

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

3.	Summary of significant accounting policies (Cont'd)

Recently issued accounting pronouncements (cont’d)

Accounting for Transfers of Financial Assets (Included in amended Topic ASC 860 “Transfers and Servicing”, previously SFAS No. 166, “Accounting for Transfers of Financial Assets - an Amendment of FASB Statement No. 140.”). The amended topic addresses information a reporting entity provides in its financial statements about the transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. Also, the amended topic removes the concept of a qualifying special purpose entity, limits the circumstances in which a transferor derecognizes a portion or component of a financial asset, defines participating interest and enhances the information provided to financial statement users to provide greater transparency. The amended topic is effective for the first annual reporting period beginning after November 15, 2009 and will be effective for us as of January 1, 2010. The management is in the process of evaluating the impact of adopting this amended topic on the Company’s financial statements.

Consolidation of Variable Interest Entities s - Amended (Included in amended Topic ASC 810 “Consolidation”, previously SFAS 167 “Amendments to FASB Interpretation No. 46(R)”). The amended topic requires an enterprise to perform an analysis to determine the primary beneficiary of a variable interest entity; to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity. The amended topic also requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. The amended topic is effective for the first annual reporting period beginning after November 15, 2009 and will be effective for us as of January 1, 2010. The management is in the process of evaluating the impact of adopting this amended topic on the Company’s financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05 (“ASU Update 2009-05”), an update to ASC 820, Fair Value Measurements and Disclosures. This update provides amendments to reduce potential ambiguity in financial reporting when measuring the fair value of liabilities. Among other provisions, this update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the valuation techniques described in ASU Update 2009-05. ASU Update 2009-05 becomes effective for the Company’s annual financial statements for the year ended December 31, 2009. The adoption of this ASU update has no material impact on the Company’s financial statements.

The FASB issued Accounting Standards Update (ASU) No. 2009-13, Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements - A Consensus of the FASB Emerging Issues Task Force.” This update provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific or third-party evidence is available. The Company will be required to apply this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011; however, earlier application is permitted. The management is in the process of evaluating the impact of adopting this ASU update on the Company’s financial statements.

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

3.	Summary of significant accounting policies (Cont’d)

Recently issued accounting pronouncements (cont’d)

The FASB issued ASU-2010-09 (Topic 855) to amend guidance on subsequent events to remove the requirement for SEC filers (as defined in ASU 2010-09) to disclose the date through which an entity has evaluated subsequent events. This change alleviates potential conflicts with current SEC guidance. An SEC filer is still required to evaluate subsequent events through the date financial statements are issued, but disclosure of that date is no longer required. The amendments in ASU 2010-09 became effective upon issuance of the guidance.

4.	Restricted cash and bills payable

Restricted cash as of December 31, 2009 and 2008 consist of the following :-

	As of December 31,
	2009	2008
Bank deposits held as collateral for forward exchange contracts	$325,381	$88,020
Bank deposits held as collateral for bills payable	333,009	396,092
	$658,390	$484,112

When the Company intends or is requested to settle its suppliers by issuance of bills, it is required to place deposits with banks equal to 30% - 40% of the bills amount at the time of issuance. The bills payable was also guaranteed by third parties. These deposits will be used to settle the bills at maturity.

When the Company enters into forward exchange contracts with the bank, it is required to place deposits with reference to the nominal amount. These deposits will be used to settle loss on the forward exchange contracts or return to the Company at the earlier of maturity date or exercise date.

5.	Trade receivables, net
		As of December 31,
		2009	2008
	Trade receivables	$8,835,685	$4,494,640
	Less : Allowance for doubtful accounts	(187,736)	(104,898)
	Balance at end of year	$8,647,949	$4,389,742

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

5.	Trade receivables, net (Cont'd)

An analysis of the allowance for doubtful accounts for the years ended December 31, 2009 and 2008 is as follows :-

	Year ended December 31,
	2009	2008
Balance at beginning of year	$104,898	$12,499
Provision for doubtful debts	82,787	89,932
Translation adjustments	51	2,467
Balance at end of year	$187,736	$104,898

6.	Other receivables, prepayments and deposits
	As of December 31,
	2009	2008
Other receivables	$310,468	$797,018
Derivative financial assets - forward exchange contracts - Note 3	24,902	13,942
VAT tax recoverable	418,895	220,844
Prepayments *	4,797,800	3,955,012
	$5,552,065	$4,986,816

* Represents primarily prepayments for the production of fresh produce which are expected to be recorded as cost of sale upon harvest within one year.

7.	Inventories

	As of December 31,
	2009	2008
Raw materials and packaging materials	$700,487	$1,095,343
Bamboo and other growing crops	7,929,141	7,137,302
Finished goods	6,429,341	4,552,897
	15,058,969	12,785,542
Less: Provision for obsolete inventories	(237,730)	(176,981)
	$14,821,239	$12,608,561

As of December 31, 2009 and 2008, the inventories with carrying amount of $1,995,120 and $2,259,180 were pledged as collateral under certain loan agreements (see Note 14).

Provision for obsolete inventories of $60,712 and $32,313 were charged to operations during the years ended December 31, 2009 and 2008 respectively.

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

8.	Income taxes

Pursuant to the new PRC’s enterprise income tax (“EIT”) law, Fujian Yada, Yaxin, Xinda and Shengda are subject to EIT at the statutory rate of 25%. In addition, the Company’s profits generated from its fresh produce, which have been qualified as agriculture product under the EIT law, are exempted from EIT.

The components of the provision for income taxes are :-
	Year ended December 31,
	2009	2008
Current taxes – PRC	$88,405	$104,600
Deferred taxes – PRC	8,742	(18,062)
	$97,147	$86,538

The effective income tax expense differs from the PRC statutory income tax rate of 25% for the year ended December 31, 2009 and 2008 in the PRC as follows :-

	Year ended December 31,
	2009	2008
Provision for income taxes at PRC statutory EIT rate	$3,053,644	$1,704,936
Non-taxable profits generated from fresh produce	(2,912,800)	(1,906,085)
Non-taxable items for tax	(71,106)	(28,830)
Non-deductible items for tax	27,409	316,517
Income tax expense	$97,147	$86,538

In July 2006, the FASB issued ASC 740-10-25 (previously Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”). This interpretation requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The Company adopted this ASC 740-10-25 on January 1, 2007. The management evaluated the Company’s tax positions and considered that no additional provision for uncertainty in income taxes is necessary as of December 31, 2009 and 2008. All income tax returns of the Company and its subsidiaries are subject to examination by PRC tax jurisdictions.

Current deferred tax assets as of December 31, 2009 and 2008 are composed of the following :-

	As of December 31,
	2009	2008
Allowance of trade receivable	$29,832	$19,310
Allowance, write-off and unrealized profit on inventories	109,838	107,436
Accrued bonus	6,152	-
Fair value of forward exchange contracts	35,744	45,538
	$181,566	$172,284

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

8.	Income taxes (Cont'd)

Non current deferred tax liabilities as of December 31, 2009 and 2008 composed of the following :-

	As of December 31,
	2009	2008
Capitalized interests included in construction in progress	$28,116	$10,086

9.	Net finance costs

Details of finance costs are summarized as follows :-

	Year ended December 31,
	2009	2008
Total interest cost incurred	$498,770	$481,235
Less: Interest capitalized	(74,191)	(39,642)
Government grants recognized - Note 3	(79,169)	(43,245)
Net interest cost	345,410	398,348
Other finance costs	78,326	72,087
	$423,736	$470,435

10.	Property, plant and equipment, net

	As of December 31,
	2009	2008
Cost :-
Buildings	$9,204,350	$5,816,562
Plant and machinery	1,597,492	1,465,462
Motor vehicles	54,088	54,088
Electronic equipment	98,515	87,736
	10,954,445	7,423,848
Accumulated depreciation	(1,636,857)	(1,188,563)
Construction in progress	-	2,036,724
Net	$9,317,588	$8,272,009

During the reporting periods, depreciation is included in :-

	Year ended December 31,
	2009	2008
Cost of sales and overheads of inventories	$323,526	$324,880
Selling expenses	1,814	1,337
Administrative expenses	122,679	73,197
	$448,019	$399,414

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

10.	Property, plant and equipment, net (Cont’d)

As of December 31, 2009 and 2008, buildings and plant and machinery with carrying amount of $9,272,656 and $5,037,829 were pledged as collateral under certain loan arrangements, respectively (Note 14).

During the year ended December 31, 2008, property, plant and equipment with net book value of $737,784 were disposed of at a consideration of $720,750, resulting in a loss of $17,034. There was no disposal during the year ended December 31, 2009.

For the years ended December 30, 2009 and 2008, the Company capitalized interest of $74,191 and $39,642, respectively, to the cost of property, plant and equipment.

11.	Land use rights

	As of December 31,
	2009	2008
Land use rights	$776,168	$776,168
Accumulated amortization	(67,144)	(51,621)
	$709,024	$724,547

The Company obtained the right from the relevant PRC land authority for a period of fifty years to use the land on which the office premises, production facilities and warehouse of the Company are situated. As of December 31, 2009 and 2008, all land use rights were pledged as collateral under certain loan arrangements (Note 14).

During the years ended December 31, 2009 and 2008, amortization amounted to $15,513 and $15,254 respectively. The estimated amortization expense for each of the five succeeding years from 2009 is approximately $16,000 each year.

12.	Other payables and accrued expenses
		As of December 31,
		2009	2008
	Accrued audit fee	$161,370	$80,685
	Pension payable	333,229	228,847
	Salaries payable	106,534	81,874
	Construction payable	-	533,255
	Derivative financial liabilities - forward
	exchange contracts - Note 3	167,877	196,094
	Withholding tax payable - Note 13	586,800	-
	Other payables	158,381	74,882
		$1,514,191	$1,195,637

Pension payable represents accrued staff medical, industry injury claims, labor and unemployment insurances, all of which are third parties insurance and the insurance premiums are based on certain percentage of salaries. The obligations of the Company are limited to those premiums contributed by the Company.

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

13.	Amounts due to related parties

The amounts represent amounts due to Mr. Zhan and Liufeng Zhou, Mr. Zhan’s spouse, and are interest-free, unsecured and repayable on demand.

On March 21, 2009, the company declared a dividend of RMB20,000,000 (equivalent to $2,934,000), of which $2,347,200 was transferred to amounts due to related parties in accordance with a loan agreement entered into between Mr. Zhan, and Liufeng Zhou, Mr. Zhan’s spouse and the Company. The remaining balance of $586,800, representing withholding tax on dividend declared in accordance with PRC Tax Law, was included in other payables and accrued expenses (Note 12).

14.	Secured borrowings

	As of December 31,
	2009	2008
Secured short-term borrowings - Note 14(a)	$6,645,510	$4,173,615
Current maturities of secured long-term borrowings	283,865	284,598
	$6,929,375	$4,458,213
Secured long-term borrowings - Note 14(b)
Interest bearing :-
- at 2.4% per annum - Note 14(c)	$283,865	$567,729
- at 14.4% per annum	22,005	-
	305,870	567,729
Less: current maturities	(283,865)	(284,598)
	$22,005	$283,131
Notes :-

a.	The weighted-average interest rate on short-term borrowings as of December 31, 2009 and December 31, 2008, were 9.28% and 9.25%, respectively.

b.	Long-term borrowings were repayable as follows :-

	As of December 31,
	2009	2008
Within one year	$283,865	$284,598
After one year but within two years	22,005	283,131
	$305,870	$567,729

c.	The amount represents a loan from Financial Bureau, Songxi County of the PRC through an entrusted loan arrangement with a bank.

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

14.	Secured borrowings (Cont’d)

As of December 31, 2009, the Company’s banking facilities were composed of the following :-

			Amount
	Facilities granted	Granted	utilized	Unused
	Secured bank loans	$6,951,380	$6,951,380	$-

The secured borrowings were secured by the following :-

(i)	The Company’s assets with following carrying values :-
			As of December 31,
			2009	2008
	Property, plant and equipment (Note 10)		$9,272,656	$5,037,829
	Land use rights (Note 11)		709,024	724,547
	Inventories (Note 7)		1,995,120	2,259,180
			$11,976,800	$8,021,556

(ii)	Guarantees executed by third parties;

(iii)	Guarantees executed by Mr. Zhan and Liufeng Zhou, Mr. Zhan’s spouse; and

(iv)	Guarantees executed by certain staff of the Company.

	During the reporting periods, there was no covenant requirement under the banking facilities granted to the Company.

15.	Loans from third parties
		As of December 31,
		2009	2008
	Interest bearing - Note 15(a)	$733,500	$220,050
	Non-interest bearing	204,353	220,050
		$937,853	$440,100

a.	Interest bearing at a fixed rate of 4.5% to 24% per annum.

b.	All the loans from third parties are unsecured and repayable on demand or within one year.

16.	Common stock

The common stock reflects the recapitalization of the Company as if the Reorganization occurred as of the beginning of the first period presented. Accordingly, the 11,685,617 shares of the Company’s common stock issued for RTO are deemed the opening common stock since January 1, 2008.

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

17.	Statutory reserve

In accordance with the relevant laws and regulations of the PRC, it is required that not less than 10% of its net income (the percentage is upon approval from the board of directors’ meeting), after offsetting any prior years’ losses, for PRC tax reporting purpose to the statutory reserve.

When the balance of such reserve reaches 50% of the registered capital, any further appropriation is optional. Upon approval from the board of directors of the Company, the statutory reserve can mainly be used to offset accumulated losses or increase capital.

18.	Earnings per share

During the reporting periods, the Company has no dilutive instruments. Accordingly, the basic and diluted earnings per share are the same. The per share data reflects the recapitalization of stockholders’ equity as if the RTO occurred as of the beginning of the first period presented.

19.	Defined contribution plan

The Company has a defined contribution plan for all qualified employees in the PRC. The employer and its employees are each required to make contributions to the plan at the rates specified in the plan. The only obligation of the Company with respect to retirement scheme is to make the required contributions under the plan. No forfeited contribution is available to reduce the contribution payable in the future years. The defined contribution plan contributions were charged to the statements of income and comprehensive income. The Company recorded defined contribution plan expenses of $135,734 and $148,528 for the years ended December 31, 2009 and 2008 respectively.

20.	Commitments and contingencies

Capital commitment

As of December 31, 2009, the Company had no capital commitments.

Operating lease commitment

The Company leases certain land lease contracts under operating leases. The future minimum lease payments under non-cancelable operating leases are as follows at December 31, 2009 :-

2010	$2,602,165
2011	2,602,165
2012	2,602,165
2013	2,602,165
2014	2,602,165
Thereafter	47,646,620
$60,657,445

Rental expense for operating leases amounted to $2,075,020 and $1,980,242 for the years ended December 31, 2009 and 2008, respectively, and have been recorded in cost of sales and inventories.

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

21.	Segment information

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operating results solely by monthly fresh produce and processed produce and operating results of the Company and, as such, the Company has determined that the Company has two operating segments as defined by ASC 280, “Segments Reporting” (previously SFAS 131): Fresh produce and processed produce.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on reportable operating segments’ gross profit. There is no inter-segment sales or transfers during the year ended December 31, 2009 and 2008. Management does not track segment assets and, therefore, segment assets information is not presented.

	Fresh produce		Processed produce		Total
	Year ended December 31,		Year ended December 31,		Year ended December 31,
	2009	2008	2009	2008	2009	2008
Revenue from external customers	$31,962,654	$20,432,505	$7,841,445	$5,342,842	$39,804,099	$25,775,347
Segment profit	$11,651,199	$7,624,341	$1,673,283	$428,785	$13,324,482	$8,053,126

A reconciliation is provided for unallocated amounts relating to corporate operations which is not included in the segment information.

	Year ended December 31,
	2009	2008
Total consolidated revenue	$39,804,099	$25,775,347
Total profit for reportable segments	$13,324,482	$8,053,126
Unallocated amounts relating to operations :-
Administrative expenses	(721,723)	(463,096)
Selling expenses	(269,726)	(270,354)
Government grant income	205,254	72,075
Other net income (loss)	100,026	(101,573)
Net finance cost	(423,736)	(470,435)
Income before income taxes	$12,214,577	$6,819,743

During the reporting periods, no individual customer represented 10% or more of the Company’s consolidated revenue.

Asia Green Agriculture Corporation
(Formerly known as SMSA Palestine Acquisition Corp.)
Notes to Consolidated Financial Statements
(Stated in US Dollars)

21.	Segment information (Cont'd)

All of the Company’s long-live assets are located in the PRC. Geographic information about the revenues, which are classified based on the customers, is set out as follows :-

	Year ended December 31,
	2009	2008
PRC	$34,273,309	$21,441,492
Japan	5,530,790	4,333,855
Total	$39,804,099	$25,775,347

22.	Related party transactions

Apart from the transactions as disclosed in notes 2, 13 and 14 to the consolidated financial statements, the Company had no other material transactions with its related parties during the years ended December 31, 2009 and 2008.

23.	Subsequent events

The Company evaluated all events or transactions that occurred after December 31, 2009 and has determined that, except for the transactions disclosed in notes 1(i), 1(ii), 1(iii), 1(viii), 1(ix), 1(x), 1(xi), 1(xii), 2(iv), 2(v), 2(vi) and described below, there is no other material recognizable nor subsequent events or transactions which would require recognition or disclosure in the consolidated financial statements.

(a)

On August 20, 2010, the Company completed a private placement of 1,939,407 shares of common stock and three-year warrants to purchase up to 387,881 shares of common stock at an exercise price of $9.45 per share for a gross proceed of $15,282,527 with related issuance expenses of $1,565,322. In connection with the private placement, three-year warrants to purchase up to 135,759 shares of common stock at an exercise price of $9.45 per share were issued to Placement Agent.

7,666,372 Shares
Asia Green Agriculture Corporation
Common Stock
PROSPECTUS
March , 2011

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, other than the SEC registration fee, are estimates. We will pay all these expenses.

Amount to be
Paid
SEC Registration Fee	$2,188
Printing Fees and Expenses	5,000
Legal Fees and Expenses	35,000
Accounting Fees and Expenses	25,000
Blue Sky Fees and Expenses	5,000
Transfer Agent and Registrar Fees	2,500
Miscellaneous	2,500
Total	$77,188

Item 14. Indemnification of Directors and Officers

Our bylaws provide for the indemnification of our directors to the fullest extent permitted by the Nevada Revised Statutes and may, if and to the extent authorized by our board of directors, so indemnify our officers and any other person whom we have the power to indemnify against liability, reasonable expense or other matter. This indemnification policy could result in substantial expenditure by us, which we may be unable to recoup.

Our Articles of Incorporation provide that none of our directors or officers shall be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director or officer provided, however, that the foregoing provisions shall not eliminate or limit the liability of a director or officer for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Limitations on liability provided for in our Articles of Incorporation do not restrict the availability of non-monetary remedies and do not affect a director’s responsibility under any other law, such as the federal securities law or state or federal environmental laws.

We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as executive officers and directors. The inclusion of these provisions in our Articles of Incorporation may have the effect of reducing a likelihood of derivative litigation against our directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even through such an action, if successful, might otherwise have benefited us or our stockholders.

Insofar as indemnification by us for liabilities arising under the Exchange Act may be permitted to our directors, officers and controlling persons pursuant to provisions of the Articles of Incorporation and bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Exchange Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Item 15. Recent Sales of Unregistered Securities

On August 1, 2007, Halter Financial Group, Inc. exercised the option granted to it in connection with its participation in structuring the First Amended, Modified Chapter 11 Plan (the “Plan”) for reorganization of Senior Management Services of Palestine, Inc. and the provision of $115,000 to be used to pay professional fees associated with the Plan confirmation process. As a result of the exercise of the option by Halter Financial Group, Inc., 80% of our outstanding common stock, or 1,000,000 shares, was issued to Halter Financial Group, Inc. on May 21, 2008 in satisfaction of Halter Financial Group, Inc.’s administrative claims. The remaining 20% of our outstanding common stock, or 250,010 shares, was issued to 449 holders of unsecured debt. As further consideration for the issuance of the 1,000,000 Plan Shares to Halter Financial Group, Inc., the Plan required Halter Financial Group, Inc. to assist us in identifying a potential merger or acquisition candidate, to provide for the payment of our ongoing operating expenses and to provide us, at no cost, with consulting services, including assisting us with formulating the structure of any proposed merger or acquisition. Additionally, Halter Financial Group, Inc. was responsible for paying our legal and accounting expenses related to this registration statement and our expenses incurred in consummating a merger or acquisition. The issuance of our shares to Halter Financial Group, Inc. and the holders of unsecured debt was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation S promulgated under Securities Act.

On November 4, 2009, we entered into a share purchase agreement with Yang Yongjie, a resident of China, pursuant to which Yang Yongjie acquired 11.25 million shares of our common stock for $4,500. At that time, our business plan was to develop the Chinese restaurant concept currently undertaken by Legend Restaurant Management, a Samoa corporation in which Yang Yongjie owns an interest. After giving effect to this transaction, 12,500,010 shares of our common stock were issued and outstanding. The issuance of our shares to Yang Yongjie was made in reliance on the exemption provided by Regulation S promulgated under the Securities Act. The restaurant business did not develop as anticipated and on August 20, 2010, we entered into a share cancellation agreement with Yang Yongjie pursuant to which Yang Yongjie surrendered for cancellation 9,738,180 shares of our outstanding common stock that were previously issued to him pursuant to the securities purchase agreement dated November 4, 2009.

On August 20, 2010, in connection an exchange agreement we issued 29,214,043 shares of our common stock to the shareholders of Sino Oriental. The total consideration for the 29,214,043 shares of our common stock was 50,000 shares of Sino Oriental, which are all of the issued and outstanding capital stock of Sino Oriental. We did not receive any cash consideration in connection with the share exchange. The number of our shares issued to the shareholders of Sino Oriental was determined based on an arms-length negotiation. The issuance of our shares to those shareholders was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation S promulgated under the Securities Act.

On August 20, 2010, under the terms of a securities purchase agreement, we sold 4,848,518 units, each consisting of one share of our common stock and a warrant to purchase one-fifth of a share of our common stock, to certain institutional investors for a total of $15.3 million. The warrants entitle their holders to purchase, in the aggregate, 969,703 shares of our common stock. In addition, we issued to the Placement Agents and the financial advisor warrants to purchase 339,398 shares of our common stock. The warrants are exercisable at a price of $3.78 per share and have a term of three years. The issuance of our shares and warrants to the investors and the Placement Agents was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering, and Regulation D and Regulation S promulgated under the Securities Act.

In instances described above where we issued securities in reliance upon Regulation D, we relied upon Rule 506 of Regulation D. The parties who received the securities in such instances made representations that such party (a) is acquiring the securities for his, her or its own account for investment and not for the account of any other person and not with a view to or for distribution, assignment or resale in connection with any distribution within the meaning of the Securities Act, (b) agrees not to sell or otherwise transfer the purchased shares unless they are registered under the Securities Act and any applicable state securities laws, or an exemption or exemptions from such registration are available, (c) has knowledge and experience in financial and business matters such that he, she or it is capable of evaluating the merits and risks of an investment in us, (d) had access to all of our documents, records, and books pertaining to the investment and was provided the opportunity ask questions and receive answers regarding the terms and conditions of the offering and to obtain any additional information which we possessed or were able to acquire without unreasonable effort and expense, and (e) has no need for the liquidity in its investment in us and could afford the complete loss of such investment. Management made the determination that the investors in instances where we relied on Regulation D are accredited investors (as defined in Regulation D) based upon management's inquiry into their sophistication and net worth. In addition, there was no general solicitation or advertising for securities issued in reliance upon Regulation D.

In instances described above where we indicate that we relied upon Section 4(2) of the Securities Act in issuing securities, our reliance was based upon the following factors: (a) the issuance of the securities was an isolated private transaction by us which did not involve a public offering; (b) there were only a limited number of offerees; (c) there were no subsequent or contemporaneous public offerings of the securities by us; (d) the securities were not broken down into smaller denominations; and (e) the negotiations for the sale of the stock took place directly between the offeree and us.

In instances described above where we indicate that we relied upon Regulation S promulgated under the Securities Act in issuing securities, our reliance was based upon the following factors: (a) each subscriber was neither a U.S. person nor acquiring the shares for the account or benefit of any U.S. person, (b) each subscriber agreed not to offer or sell the shares (including any pre-arrangement for a purchase by a U.S. person or other person in the United States) directly or indirectly, in the United States or to any natural person who is a resident of the United States or to any other U.S. person as defined in Regulation S unless registered under the Securities Act and all applicable state laws or an exemption from the registration requirements of the Securities Act and similar state laws is available, (c) each subscriber agreed not to engage in hedging transactions with regard to our shares of common stock unless in compliance with the Securities Act, (d) each subscriber made his, her or its subscription from the subscriber's residence or offices at an address outside of the United States and (e) each subscriber or the subscriber's advisor has such knowledge and experience in financial and business matters that the subscriber is capable of evaluating the merits and risks of, and protecting his interests in connection with an investment in us.

Item 16. Exhibits.

See the exhibit index immediately following the signature page of this registration statement.

Item 17. Undertakings

(A) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                    (a) To include any prospectus required by Section 10(a) (3) of the Securities Act;

                    (b) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement.

Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

                    (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

                    (a) Each prospectus filed by the registrant pursuant to 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

                    (b) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

          (5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

                    (a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

                    (b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

                    (c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

                    (d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(B) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nanping, China, on the 22nd day of February, 2011 .

ASIA GREEN AGRICULTURE CORPORATION

By:	/s/Zhan Youdai
Zhan Youdai, Chief Executive Officer

By:	/s/ Tsang Yin Chiu Stanley
Tsang Yin Chiu Stanley, Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/Zhan Youdai Zhan Youdai	Chief Executive Officer, Director and President (Principal Executive Officer)	February 22, 2011

/s/ Tsang Yin Chiu Stanley Tsang Yin Chiu Stanley	Chief Financial Officer (Principal Financial and Accounting Officer)	February 22, 2011

/s/ Zhang He*	Director	February 22, 2011
Zhang He

Exhibit	Description	Incorporated From
No.

2.1	Share Exchange Agreement, dated August 20, 2010, among the registrant, Sino Oriental and its stockholders.	Exhibit 2.1 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

2.2

First Amended, Modified Chapter 11 Plan Proposed by Debtors, In the United States Bankruptcy Court, Northern District of Texas, Dallas Division, In Re: Senior Management Services of Treemont, Inc., et. al., Debtors, Case No. 07-30230, Jointly Administered, dated August 1, 2007.

Exhibit 2.1 to Registration Statement on Form 10 filed with the Commission on February 12, 2009

2.3	Order Confirming First Amended, Modified Chapter 11 Plan Proposed by Debtors, Case No. 07-30230, signed August 1, 2007.	Exhibit 2.2 to Registration Statement on Form 10 filed with the Commission on February 12, 2009

2.4	Notice of Entry of Confirmation Order dated August 10, 2007.	Exhibit to Registration Statement on Form 10/A filed with the Commission on March 25, 2009

2.5	Share Purchase Agreement, dated November 4, 2009, between the Company and the Purchaser.	Exhibit 2.1 to Form 8-K filed with the Commission on November 9, 2009

3.1	The Amended and Restated Articles of Incorporation of Asia Green Agriculture Corporation	Filed herewith.

3.2	Bylaws of SMSA Palestine Acquisition Corp.	Exhibit 3.5 to the registrant's Form 10-12G filed with the Commission on February 12, 2009.

3.3	Agreement and Plan of Merger by and between Senior Management Services of Palestine, Inc. and SMSA Palestine Acquisition Corp. dated May 22, 2008.	Exhibit 3.1 to Registration Statement on Form 10 filed with the Commission on February 12, 2009

3.4	Articles of Merger as filed with the Secretary of State of the State of Nevada on June 3, 2008.	Exhibit 3.2 to Registration Statement on Form 10 filed with the Commission on February 12, 2009

3.5	Articles of Merger as filed with the Secretary of State of the State of Texas on June 5, 2008.	Exhibit to 3.3 Registration Statement on Form 10 filed with the Commission on February 12, 2009

4.1	Lock Up Agreement, dated August 20, 2010	Exhibit 4.1 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

4.2	Form of Warrant Agreement, dated August 20, 2010	Exhibit 4.2 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

4.3	Share Cancellation Agreement entered into with Yang Yongjie on August 20, 2010	Exhibit to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

4.4	Option Agreement entered into between Mr. Cai Yangbo and Mr. Zhan Youdai on August 20, 2010.	Exhibit 4.4 to the registrant's current report on Form 8-K/A filed with the Commission on November 5, 2010.

4.5	SMSA Palestine Acquisition Corp. 2010 Stock Incentive Plan	Exhibit 4.5 to the registrant's registration statement on Form S-8 filed with the Commission on February 18, 2011.

5.1	Opinion of Sheppard Mullin Richter & Hampton LLP as to the legality of the shares.	Filed herewith.

10.1

Securities Purchase Agreement, dated July 23, 2010, by and among the registrant and the investors listed therein (incorporated by reference to exhibit 10.1 of the registrant's current report on 8- K filed with the Commission on July 28, 2010).

Exhibit 10.1 to the registrant's current report on Form 8-K filed with the Commission on July 28, 2010.

10.2	Make Good Escrow Agreement dated August 20, 2010, by and among the registrant, Mr. Cai Yangbo, Securities Transfer Corporation and the investors listed therein	Exhibit 10.2 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.3	Closing Escrow Agreement, dated August 20, 2010, by and amount the registrant, and Securities Transfer Corporation.	Exhibit 10.3 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.4	Registration Rights Agreement, dated August 20, 2010	Exhibit 10.4 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.5	Cooperation Agreement dated December 1, 2009, between Fujian Yada and Wuyi University	Exhibit 10.5 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.6	Cooperation Agreement between Fujian Yada and Fuzhou University.	Exhibit 10.6 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.7	Cooperation Agreement dated on May 17, 2007 between Fujian Yada and Fujian Agriculture and Forestry University.	Exhibit 10.7 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.8

English Translation of Guaranteed Loan Contract (2009 Song Lian Bu Nong Xin Bao Jie Zi No. 053) dated on January 23, 2009, by Fujian Shengda Food Co., Ltd, Fujian Xinda Food Co., Ltd., and Songxi County Rural Credit Cooperative Union Business Office.

Exhibit 10.8 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.9	English Translation of Guarantee Loan Agreement, by and among Fujian Shengda Food Development Co., Ltd and Finance Bureau of Songxi County, dated October 24, 2009.	Exhibit 10.9 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.10

English Translation of Natural Person Guarantee Agreement (2009 Jian Ping Song Dai Zi Bao Zi No. 5-1), by and among Mr. Zhan Youdai, Ms. Zhou Liufeng, and China Construction Bank Corporation Songxi Branch, dated November 12, 2009.

Exhibit 10.10 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.11

English Translation of Liquid Funds Loan Contract (2009 Jianyang Zi No. 0160), by and between Fujian Yaxin Food Co., Ltdand Industrial and Commercial Bank of China Limited Jianyang Branch, dated December 10, 2009.

Exhibit 10.11 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.12

English Translation of RMB Funds Facility Contract (2009 Jian Ping Song Dai Zi No. 5), by and between Fujian Yada Group Co., Ltd and China Construction Bank Corporation Songxi Branch, dated November 12, 2009.

Exhibit 10.12 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.13

English Translation of Maximum Amount Mortgage Contract (2009 Jian Ping Song Gao Di Zi No. 3), by and between Fujian Shengda Food Development Co., Ltd and China Construction Bank Corporation Songxi Branch, dated March 16, 2009.

Exhibit 10.13 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.14

English Translation of RMB Funds Loan Agreement (2009 Jian Ping Song Gao Di Zi No. 1), by and between Fujian Shengda Food Development Co., Ltd and China Construction Bank Corporation Songxi Branch, dated February 27, 2009.

Exhibit 10.14 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.15

English Translation of China Construction Bank RMB Funds Commission Loan Agreement (2006 Jian Song Wei Zi No. 01), by and among Fujian Yada, Financial Bureau of Songxi County and China Construction Bank Corporation Songxi Branch, dated June 6, 2006.

Exhibit 10.15 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.16

English Translation of Maximum Mortgage Contract (2009 Jiianyang (Di) Zi No. 0023), by and between Fujian Shengda Food Development Co., Ltd and Industrial and Commercial Bank of China Limited Jianyang Branch, dated April 1, 2009

Exhibit 10.16 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.17

English Translation of Maximum Mortgage Contract (2009 Jian Ping Song Gao Di Zi No. 2), by and between Fujian Shengda Food Developing Co., Ltd and China Construction Bank Corporation Song Branch, dated March, 2009

Exhibit 10.17 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.18

English Translation of Maximum Mortgage Agreement (2009 Jian Ping Song Gao Bao Zi No. 1), by and between Fujian Shengda Import & Export Trading Co., Ltd. and China Construction Bank Corporation Songxi Branch, dated February 27, 2009.

Exhibit 10.18 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.19	English Translation of Credit Line Agreement (No. 2010 Nan Zhong Yin Shou Xie Zi No. YD 10-001) between Fujian Yada Group Co., Ltd and Bank of China Limited Nanping Branch, , dated on July 21, 2010.	Exhibit 10.19 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.20	English Translation of Maximum Guarantee Contract (2010 Nan Zui Gao Bao Zi No. YD10-001) between Youdai Zhan and Bank of China Limited Nanping Branch, dated on July 21, 2010.	Exhibit 10.20 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.21

English Translation of Maximum Guarantee Contract (No. 2010 Nan Zui Gao Bao Zi No. YD10-002) between Fujian Fulaimen Wood Technology Co., Ltd and Bank of China Limited Nanping Branch, dated on July 21, 2010.

Exhibit 10.21 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.22	English Translation of Maximum Guarantee Contract (No. 2010 Nan Zui Gao Bao Zi No. YD10-003) Songxi Yasheng Food Co., Ltd and Bank of China Limited Nanping Branch, dated on July 21, 2010.	Exhibit 10.22 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.23

English Translation of Guaranty Contract of Nature Person (2010 Jian Ping Song Dui Bao Zi No. 3-3) between Youdai Zhan and Liufeng Zhou and Songxi Branch of China Construction Bank Co., Ltd., dated on August 11, 2010.

Exhibit 10.23 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.24

English Translation of Domestic Commercial Invoice Discounting Agreement (2010 Nan Shang Tie Zi No. YD10-001) between Fujian Yada Group Co., Ltd and Bank of China Limited Nanping Branch, dated on July 21.

Exhibit 10.24 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.25	English Translation of Maximum Mortgage Agreement (2010 Nan Zhong Yin Zui Di Zi No.YD10-004) between Fujian Yada Group Co., Ltd. and Bank of China Limited Nanping Branch, dated on July 21, 2010.	Exhibit 10.25 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.26

English Translation of Bank Acceptance Agreement (No.: 2010 Jian Ping Song Dui 03) between Fujian Yada Group Co., Ltd. and China Construction Bank Corporation Limited Songxi Branch, dated on August 11, 2010.

Exhibit 10.26 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.27

English Translation of Guarantee Contract (2010 Jian Ping Song Dui Bao Zi No. 2-2) between Songxi Yasheng Food Co., Ltd. and China Construction Bank Corporation Limited Songxi Branch, dated on August 11, 2010.

Exhibit 10.27 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.28

English Translation of Deposit Pledge Contract (2010 Jian Ping Song Dui Bao Zhi Zi No. 3-3) between Fujian Yada Group Co., Ltd. and China Construction Bank Corporation Limited Songxi Branch dated on August 11, 2010.

Exhibit 10.28 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.29

English Translation of Official Reply on the Conclusion of Land Contracting Agreement between Fujian Yada Food Co., Ltd. and Shangdian Village by The People's Government of Zudun Town, Songxi County dated on January 20, 2006.

Exhibit 10.29 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.30

English Translation of Official Reply on the Conclusion of Bamboo Forest Contracting Agreement between Fujian Yada Food Co., Ltd. and Yuantou Village by the People's Government of Weitian Town, Songxi County dated on August 27, 2005.

Exhibit 10.30 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.31	English Translation of Fujian Yada sample Labor Contract	Exhibit 10.31 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.32	English Translation of sample of Labor Contract of Fujian Yaxin Food Co., Ltd., and sample of Labor Contract between Rural Migrant Workers and Fujian Yaxin Food Co., Ltd.	Exhibit 10.32 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.33	Letter Agreement dated January 28, 2010 by and between Fujian Yada and WLT Brothers Capital, Inc.	Exhibit 10.33 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.34	Amendment and Joinder Agreement dated June 10, 2010 between Fujian Yada, Halter Financial Securities Inc. (formerly WLT Brothers Capital, Inc.) and William Blair & Company, L.L.C	Exhibit 10.34 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

10.35	English Translation of The Contract for Commercialization of High quality Bamboo Shoot Product Processing dated May 11, 2007 between Fujian Yada and Fujian Agriculture and Forestry University.	Exhibit 10.35 to the registration's Quarterly Report on Form 10-Q filed with the Commission on November 15, 2010.

10.36	English Translation of the Contract on Transfer of State-Owned Land Use Right dated September 19, 2010 between Fujian Yada Food Co., Ltd. and State Land and Resource Bureau of Songxi County.	Exhibit 10.36 to the registration's Quarterly Report on Form 10-Q filed with the Commission on November 15, 2010.

10.37	English Translation of The Contract for Commercialization of High quality Bamboo Shoot Product Processing dated May 11, 2007 between Fujian Yada and Fujian Agriculture and Forestry University.	Exhibit 10.37 to the registrant's registration statement on Form S-1 filed with the Commission on December 10, 2010.

10.38	Executive Employment Agreement dated November 12, 2010 between SMSA Palestine Acquisition Corp. and Zhan Youdai	Exhibit 10.1 to the current report on Form 8-K filed with the Commission on November 18, 2010.

10.39	Executive Employment Agreement dated November 12, 2010 between SMSA Palestine Acquisition Corp. and Tsang Yin Chiu Stanley	Exhibit 10.2 to the current report on Form 8-K filed with the Commission on November 18, 2010.

10.40	English Translation of Employment Agreement dated July 1, 2002 between Yada Food Co. Ltd. and Zhang He	Filed herewith.

16	Letter re Change in Certifying Accountant.	Exhibit 16 to the registrant's current report on Form 8-K/A filed with the Commission on December 10, 2010.

21	List of Subsidiaries.	Exhibit 21 to the registrant's current report on Form 8-K filed with the Commission on August 25, 2010.

23.1	Consent of Sheppard Mullin Richter & Hampton LLP	Included in Exhibit 5.1 to the registrant's current report on Form 8- K filed with the Commission on July 28, 2010.

23.2	Consent of PKF Hong Kong, Certified Public Accountants	Filed herewith.

24	Power of Attorney.	Included on signature page to the registrant's registration statement on Form S-1 filed with the Commission on August 26, 2010.